Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among:

ONYX PHARMACEUTICALS, INC.,

a Delaware corporation;

AMGEN INC.,

a Delaware corporation; and

ARENA ACQUISITION COMPANY,

a Delaware corporation

Dated as of August 24, 2013

TABLE OF CONTENTS

Section 1. The Offer		2

1.1	The Offer	2

1.2	Company Actions	4

1.3	Directors	7

Section 2. Merger Transaction		9

2.1	Merger of Purchaser into the Company	9

2.2	Effect of the Merger	9

2.3	Closing; Effective Time	9

2.4	Merger Without Meeting of Stockholders	9

2.5	Certificate of Incorporation and Bylaws; Directors and Officers	10

2.6	Conversion of Shares	10

2.7	Surrender of Certificates; Stock Transfer Books	11

2.8	Appraisal Rights	13

2.9	Further Action	13

Section 3. Representations and Warranties of the Company		13

3.1	Due Organization; Subsidiaries, Etc.	13

3.2	Certificate of Incorporation and Bylaws; Minutes	14

3.3	Capitalization, Etc.	14

3.4	SEC Filings; Financial Statements	16

3.5	Absence of Changes	19

3.6	Title to Assets	19

3.7	Real Property; Equipment	19

3.8	Intellectual Property	20

3.9	Contracts	23

3.10	Liabilities	26

3.11	Compliance with Legal Requirements	26

3.12	Regulatory Matters	27

3.13	Product Registration Files	29

3.14	Certain Business Practices	29

3.15	Communications	30

3.16	Tax Matters	30

3.17	Employee Matters; Benefit Plans	32

3.18	Environmental Matters	37

3.19	Insurance	38

3.20	Transactions with Affiliates	39

3.21	Legal Proceedings; Orders	39

3.22	Authority; Binding Nature of Agreement	39

3.23	Section 203 of the DGCL, Etc. Not Applicable	40

3.24	Vote Required	40

3.25	Non-Contravention; Consents	40

3.26	Fairness Opinion	41

3.27	Financial Advisor	41

3.28	Conflict Minerals	41

3.29	Disclosure	41

Section 4. Representations and Warranties of Parent and Purchaser		42

4.1	Due Organization	42

4.2	Purchaser	42

4.3	Authority; Binding Nature of Agreement	42

4.4	Non-Contravention; Consents	43

4.5	Disclosure	43

4.6	Absence of Litigation	44

4.7	Funds	44

4.8	Ownership of Company Common Stock	45

Section 5. Certain Covenants of the Company		45

5.1	Access and Investigation	45

5.2	Notification of Certain Events	46

5.3	Operation of the Company’s Business	46

5.4	No Solicitation	51

5.5	Third Party Notices	53

Section 6. Additional Covenants of the Parties		53

6.1	Filings and Approvals	53

6.2	Company Options, Company RSUs, Company PSUs, Company Stock Awards, ESPP Purchase Rights	55

6.3	Employee Benefits	58

6.4	Compensation Arrangements	60

6.5	Indemnification of Officers and Directors	60

6.6	Securityholder Litigation	62

6.7	Third Party Consents	62

ii

6.8	Treatment of Convertible Senior Notes	62

6.9	Disclosure	63

6.10	Resignation of Directors	63

6.11	Takeover Laws; Advice of Changes	64

6.12	Section 16 Matters	64

6.13	Stock Exchange Delisting; Deregistration	64

6.14	Financing	64

Section 7. Conditions Precedent to The Merger		68

7.1	No Restraints	68

7.2	Consummation of Offer	68

Section 8. Termination		68

8.1	Termination	68

8.2	Effect of Termination	69

8.3	Expenses; Termination Fee	70

Section 9. Miscellaneous Provisions		70

9.1	Amendment	70

9.2	Waiver	70

9.3	No Survival of Representations and Warranties	71

9.4	Entire Agreement; Counterparts	71

9.5	Applicable Legal Requirements; Jurisdiction; Specific Performance; Remedies	71

9.6	Assignability	72

9.7	Third Party Beneficiaries	72

9.8	No Recourse to Financing Sources	72

9.9	Notices	73

9.10	Cooperation	74

9.11	Severability	74

9.12	Obligation of Parent	74

9.13	Construction	74

Exhibit A	Certain Definitions

Annex I	Conditions of the Offer

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (“Agreement”) is made and entered into as of August 24, 2013, by and among: AMGEN INC., a Delaware corporation (“Parent”); ARENA ACQUISITION COMPANY, a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”); and ONYX PHARMACEUTICALS, INC., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A.        Upon the terms and subject to the conditions of this Agreement, Purchaser has agreed to commence a cash tender offer (as it may be extended and amended from time to time as permitted under this Agreement, the “Offer”) to acquire all of the outstanding shares of Company Common Stock (“Shares”), for $125.00 per share of Company Common Stock (such amount, or any different amount per share paid pursuant to the Offer to the extent permitted under this Agreement, being the “Offer Price”), net to the seller in cash, without interest.

B.        Following the consummation of the Offer, upon the terms and conditions set forth herein, Purchaser will be merged with and into the Company (the “Merger”) with the Company as the surviving corporation (the “Surviving Corporation”) in accordance with the DGCL, whereby each Share, except as otherwise provided herein, will be converted into the right to receive the Offer Price, net to the seller in cash, without interest, upon the terms and subject to the conditions of this Agreement.

C.        The Board of Directors of the Company has unanimously determined that this Agreement and the Transactions are advisable and in the best interests of the Company and its stockholders, has unanimously approved this Agreement and the Transactions in accordance with the DGCL, and has unanimously resolved to recommend that the stockholders of the Company accept the offer and tender their Shares to Purchaser pursuant to the Offer.

D.        The Board of Directors of Parent has, on the terms and subject to the conditions set forth herein, approved the Transactions.

E.        The Board of Directors of Purchaser has determined that, on the terms and subject to the conditions set forth herein, this Agreement and the Transactions are advisable and in the best interests of Purchaser and its stockholders, and has approved this Agreement and the Transactions.

F.        The Merger shall be governed by Section 251(h) of the DGCL and shall be effected as soon as practicable following the consummation of the Offer upon the terms and subject to the conditions set forth in this Agreement.

AGREEMENT

The parties to this Agreement, intending to be legally bound, agree as follows:

Section 1.       The Offer

1.1       The Offer.

   (a)      Provided that this Agreement shall not have been terminated in accordance with Section 8, and that all of the conditions set forth in clauses 2(a), (b), (c), (d), (g), (h) and (i) of Annex I shall then be satisfied (in the case of clause 2(d), with respect to covenants and obligations that the Company is required to comply with or to perform prior to such time) or waived by Parent or Purchaser, as promptly as practicable after the date of this Agreement but in no event more than ten (10) business days after the date of this Agreement, Purchaser shall (and Parent shall cause Purchaser to) commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer.

   (b)      Subject to the terms and conditions of this Agreement, including the prior satisfaction of the Minimum Condition and the satisfaction or waiver by Purchaser of the other conditions set forth in Annex I (collectively, the “Offer Conditions”), after the Expiration Date, as herein defined, Purchaser shall (and Parent shall cause Purchaser to) consummate the Offer in accordance with its terms, and promptly accept for payment and promptly thereafter pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer.

   (c)      The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) in accordance with the terms set forth in this Agreement, the Minimum Condition and the other Offer Conditions. Purchaser expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Condition other than the Minimum Condition and (iii) make any other changes in the terms and conditions of the Offer not inconsistent with the terms of this Agreement; provided, however, that unless otherwise provided by this Agreement, without the prior written consent of the Company, Purchaser shall not (A) decrease the Offer Price, (B) change the form of consideration payable in the Offer, (C) decrease the maximum number of Shares sought to be purchased in the Offer, (D) impose conditions to the Offer in addition to the Offer Conditions, (E) amend or modify any of the Offer Conditions in a manner that adversely affects holders of Shares generally, (F) change the Minimum Condition, or (G) extend or otherwise change the Expiration Date in a manner other than as required or permitted by this Agreement. The Offer may not be terminated prior to the Expiration Date, unless this Agreement is terminated in accordance with Section 8.

   (d)      Unless extended pursuant to and in accordance with the terms of this Agreement, the Offer shall expire at midnight (New York City time) on the date that is twenty (20) business days (for this purpose calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) following the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of the Offer (the “Initial Expiration Date”) or, in the event the Initial Expiration Date has been extended pursuant to and in accordance with this Agreement, the date and time to which the Offer has been so extended (the Initial Expiration Date, or such later date and time to which the Initial Expiration Date has been extended pursuant to and in accordance with this Agreement, is referred to as the “Expiration Date”).

   (e)      The Offer shall be extended from time to time as follows:

(1)      If on the scheduled Expiration Date, the Minimum Condition has not been satisfied or any of the other Offer Conditions have not been satisfied, or waived by Parent or Purchaser if permitted hereunder, then Purchaser shall extend the Offer for one or more periods of not more than five (5) business days each (the length of such periods to be determined by Parent) or such other number of business days as the parties may agree (subject to the right of Purchaser to waive any Offer Condition (other than the Minimum Condition) in accordance with this Agreement and the parties’ respective rights to terminate this Agreement in accordance with Section 8 of this Agreement, other than pursuant to Section 8.1(b)); and

(2)      Purchaser shall extend the Offer for the minimum period required by applicable Legal Requirements, interpretation or position of the SEC or its staff or NASDAQ or its staff.

   (f)      The Offer Price shall be adjusted appropriately and proportionately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Company Common Stock occurring on or after the date hereof and at or prior to the Offer Acceptance Time, and such adjustment to the Offer Price shall provide to the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such action; provided that nothing in this Section 1.1(f) shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

   (g)      Purchaser may (and the Offer Documents may reserve the right of Purchaser to) provide for a subsequent offering period (within the meaning of Rule 14d-11 promulgated under the Exchange Act) in compliance with Rule 14d-11 under the Exchange Act of not less than three (3) nor more than twenty (20) business days (for this purpose calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) immediately following the expiration of the Offer. Subject to the terms and conditions set forth in this Agreement and the Offer, Parent shall cause Purchaser to, and Purchaser shall, accept and pay for all Shares validly tendered during any such subsequent offering period in compliance with Rule 14e-1(c) under the Exchange Act.

   (h)      In the event that this Agreement is terminated pursuant to the terms hereof, Purchaser shall (and Parent shall cause Purchaser to) promptly (and in any event within twenty-four (24) hours of such termination), irrevocably and unconditionally terminate the Offer, shall not acquire any Shares pursuant to the Offer and shall cause any depository acting on behalf of Purchaser to return, in accordance with applicable Legal Requirements, all tendered Shares to the registered holders thereof.

   (i)      As promptly as practicable on the date of commencement of the Offer (within the meaning of Rule 14d-2 under the Exchange Act), Parent and Purchaser shall

(i) file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments and supplements thereto and including exhibits thereto, the “Schedule TO”) that will contain or incorporate by reference the Offer to Purchase and form of the related letter of transmittal and (ii) cause the Offer to Purchase and related documents to be disseminated to holders of Shares. Parent and Purchaser agree that they shall cause the Schedule TO and all exhibits, amendments or supplements thereto (which together constitute the “Offer Documents”) filed by either Parent or Purchaser with the SEC to comply in all material respects with the Exchange Act and the rules and regulations thereunder and other applicable Legal Requirements. Each of Parent, Purchaser and the Company agrees to promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and Parent further agrees to use all reasonable efforts to promptly cause the Offer Documents as so corrected to be filed with the SEC and to promptly be disseminated to holders of Shares, in each case as and to the extent required by applicable Legal Requirements. The Company shall promptly furnish or otherwise make available to Parent and Purchaser or Parent’s legal counsel all information concerning the Acquired Corporations and the Company’s stockholders that may be required in connection with any action contemplated by this Section 1.1(i) including communicating the Offer to the record and beneficial holders of the Shares. The Company and its counsel shall be given reasonable opportunity to review and comment on the Offer Documents prior to the filing thereof with the SEC. Parent and Purchaser agree to provide the Company and its counsel with any comments Parent, Purchaser or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after receipt of such comments. Each of Parent and Purchaser shall respond promptly to any comments of the SEC or its staff with respect to the Offer Documents or the Offer.

   (j)      Without limiting the generality of Section 9.12, Parent shall cause to be provided to Purchaser all of the funds necessary to purchase any Shares that Purchaser becomes obligated to purchase pursuant to the Offer, and shall cause Purchaser to perform, on a timely basis, all of Purchaser’s obligations under this Agreement. Parent and Purchaser shall, and each of Parent and Purchaser shall ensure that all of their respective controlled Affiliates shall, tender any Shares held by them into the Offer.

1.2      Company Actions.

   (a)      The Company hereby consents to the Offer and represents that its Board of Directors, at a meeting duly called and held, has unanimously (i) determined that this Agreement and the Transactions are advisable and in the best interests of the Company’s stockholders, (ii) approved and declared advisable this Agreement and the Transactions in accordance with the requirements of the DGCL, and (iii) resolved to recommend that stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer (such recommendation set forth in this clause (iii) the “Company Board Recommendation”). Subject to Sections 1.2(b) and 1.2(c), the Company hereby consents to the inclusion of a description of the Company Board Recommendation in the Offer Documents.

   (b)      None of the Company, the Board of Directors of the Company or any committee thereof shall (i)(A) withhold, fail to include in (or remove from) the Schedule 14D-9, withdraw, qualify or modify (or resolve, determine or propose to withhold, fail to include in (or remove from) the Schedule 14D-9, withdraw, qualify or modify) the Company Board Recommendation or (B) adopt, approve, recommend, submit to stockholders or declare advisable (or resolve, determine or propose to adopt, approve, recommend, submit to stockholders or declare advisable) any Acquisition Proposal (any action described in this clause (i) being referred to as an “Adverse Change Recommendation”) or (ii) adopt, approve, recommend, submit to stockholders or declare advisable (or resolve, determine or propose to adopt, approve, recommend, submit to stockholders or declare advisable), or allow any Acquired Corporation to execute or enter into, any Contract constituting or related to, or that is intended to or would be reasonably likely to lead to, any Acquisition Transaction, or requiring or reasonably likely to cause the Company to abandon, terminate, delay or fail to consummate, or that would otherwise materially impede, interfere with or be inconsistent with, the Transactions (any such Contract, an “Alternative Acquisition Agreement”), except as expressly permitted by Section 1.2(c) or 5.4(a).

   (c)      Notwithstanding anything to the contrary contained in this Agreement, at any time prior to Purchaser accepting, for the first time, for payment Shares validly tendered and not properly withdrawn pursuant to the Offer (the “Offer Acceptance Time”), the Company’s Board of Directors may make an Adverse Change Recommendation or terminate this Agreement to enter into a Specified Agreement if and only if: (i) the Company is not in breach of Section 5.4; (ii) the Company’s Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to make the Adverse Change Recommendation or terminate this Agreement to enter into a Specified Agreement would constitute a breach of the fiduciary duties of the Board of Directors of the Company to the Company’s stockholders under applicable Legal Requirements; (iii) Parent shall have received from the Company prior written notice of the Company’s intention to make an Adverse Change Recommendation or terminate this Agreement to enter into a Specified Agreement at least four (4) business days prior to making any Adverse Change Recommendation or terminating this Agreement to enter into a Specified Agreement (a “Change of Recommendation Notice”); (iv) if the decision to make an Adverse Change Recommendation is not in connection with an Acquisition Proposal, then (A) an Intervening Event shall have occurred, and (B) the Company shall have complied with clauses (x) through (z) as follows: (x) the Change of Recommendation Notice shall have provided a reasonable description of the Intervening Event and the reasons for the Adverse Change Recommendation, (y) the Company shall have given Parent a four (4) business day period following Parent’s receipt of the Change of Recommendation Notice to propose revisions to the terms of this Agreement or make other proposals and shall have negotiated in good faith with Parent (and caused its Representatives to negotiate with Parent) with respect to such proposed revisions or other proposals, if any, and (z) after considering the results of negotiations with Parent and taking into account the proposals made by Parent, if any, after consultation with its outside legal counsel, the Company’s Board of Directors shall have determined, in good faith, that the failure to make the Adverse Change Recommendation would constitute a breach of the fiduciary duties of the Board of Directors of the Company to the Company’s stockholders under applicable Legal Requirements; and (v) if the decision to make an Adverse Change Recommendation is in connection with an Acquisition Proposal or if the Company intends to terminate this Agreement to enter into a Specified Agreement, then the Company shall comply with clauses (A) through (E) as follows: (A) prior to giving effect to clauses (B) through (E), the Company’s Board of Directors shall have determined in good faith, after consultation with its outside legal counsel and its financial advisor of nationally recognized reputation, that such Acquisition Proposal is a Superior Offer, (B) the Company shall have provided to Parent in writing the material terms and conditions of such Acquisition Proposal and copies of all material documents relating to such Acquisition Proposal in accordance with Section 5.4, (C) the Company shall have given Parent the four (4) business day period following Parent’s receipt of the Change of Recommendation Notice to propose revisions to the terms of this Agreement or make other proposals and shall have negotiated in good faith with Parent (and caused its Representatives to negotiate with Parent) with respect to such proposed revisions or other proposals, if any, so that the Acquisition Proposal would no longer constitute a Superior Offer and (D) after considering the results of negotiations with Parent and taking into account the proposals made by Parent, if any, after consultation with its outside legal counsel and its financial advisor of nationally recognized reputation, the Company’s Board of Directors shall have determined in good faith that such Acquisition Proposal remains a Superior Offer and that the failure to make the Adverse Change Recommendation or terminate this Agreement to enter into a Specified Agreement would constitute a breach of the fiduciary duties of the Board of Directors of the Company to the Company’s stockholders under applicable Legal Requirements and (E) if the Company intends to terminate this Agreement to enter into a Specified Agreement, the Company shall have complied with Section 8.1(f). For the avoidance of doubt, the provisions of this Section 1.2(c) shall also apply to any material amendment to any Acquisition Proposal or any successive Acquisition Proposals (except that any reference to four (4) business days shall instead be two (2) business days). Nothing contained in this Section 1.2(c) shall prohibit the Company’s Board of Directors from taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9(f) promulgated under the Exchange Act; provided, however, that any such disclosure does not contain either an express Adverse Change Recommendation or any other statements by or on behalf of the Company or the Board of Directors of the Company that would reasonably be expected to have the same effect as an Adverse Change Recommendation. Neither the Company nor its Board of Directors shall be permitted to recommend that the Company stockholders tender any securities in connection with any tender or exchange offer or otherwise approve, endorse or recommend any Acquisition Proposal, unless in each case, in connection therewith, the Company’s Board of Directors effects an Adverse Change Recommendation in accordance with the terms of this Agreement.

   (d)      As promptly as practicable on the day that the Offer is commenced, the Company shall, following the filing of the Schedule TO, file with the SEC and disseminate to holders of Shares, in each case as and to the extent required by applicable federal securities laws, a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits, amendments or supplements thereto, the “Schedule 14D-9”) that, subject to Sections 1.2(b) and 1.2(c), shall reflect the Company Board Recommendation. The Schedule 14D-9 shall include as an exhibit an Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-l promulgated thereunder. The Company agrees that it will cause the Schedule 14D-9 to comply in all material respects with the Exchange Act and other applicable Legal Requirements. Each of Parent, Purchaser and the Company agrees to respond promptly to any comments of the SEC or its staff and to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company further agrees to use all reasonable efforts to cause the Schedule 14D-9 as so corrected to promptly be filed with the SEC and to promptly be disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws. Parent and its counsel shall be given reasonable opportunity to review and comment on the Schedule 14D-9 and any amendment thereto prior to the filing thereof with the SEC. The Company agrees to provide Parent and its counsel with any comments the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of such comments. The Company shall respond promptly to any comments of the SEC or its staff with respect to the Schedule 14D-9.

   (e)      The Company shall promptly furnish Parent with a list of its stockholders, mailing labels and any available listing or computer file containing the names and addresses of all record holders of Shares and lists of securities positions of Shares held in stock depositories, in each case true and correct as of the most recent practicable date, and shall provide to Parent such additional information (including updated lists of stockholders, mailing labels and lists of securities positions) and such other assistance as Parent may reasonably request in connection with the Offer. Parent and Purchaser and their agents shall hold in confidence the information contained in any such labels, listings and files, shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall, upon request, deliver, and shall use their reasonable efforts to cause their agents to deliver, to the Company (or destroy) all copies and any extracts or summaries from such information then in their possession or control.

1.3      Directors.

   (a)      Upon the Offer Acceptance Time and all times thereafter, subject to compliance with applicable Legal Requirements and the applicable Marketplace Rules of NASDAQ, Purchaser shall be entitled to elect or designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as is equal to the product of (i) the total number of directors on the Board of Directors of the Company (after giving effect to the directors elected or designated by Purchaser pursuant to this sentence) multiplied by (ii) the percentage that the aggregate number of Shares beneficially owned by Parent, Purchaser and any of their Subsidiaries bears to the total number of Shares then outstanding, and Parent shall be entitled to have such designees be elected or appointed to such classes of the Board of Directors of the Company so as to be evenly distributed as possible among the three classes of directors of the Board of Directors of the Company. As used in this Agreement, the terms “beneficial ownership” (and its correlative terms) shall have the meaning assigned to such term in Rule 13d-3 under the Exchange Act. The Company and the Board of Directors of the Company shall, upon Purchaser’s request at any time following the purchase of and payment for Shares pursuant to the Offer, take all such actions necessary to (A) appoint to the Board of Directors of the Company the individuals designated by Purchaser and permitted to be so designated by the first sentence of this Section 1.3(a), including promptly filling vacancies or newly created directorships on the Board of Directors of the Company, promptly increasing the size of the Board of Directors of the Company (including by amending the bylaws of the Company if necessary so as to increase the size of the Board of Directors of the Company) and/or promptly securing the resignations of such number of its incumbent directors as are necessary or desirable to enable Purchaser’s designees to be so elected or designated to the Board of Directors of the Company, and (B) cause Purchaser’s designees to be so appointed at such time. The Company shall, upon Purchaser’s request following the Offer Acceptance Time, also cause Persons elected or designated by Purchaser to constitute the same percentage (rounded up to the next whole number) as is on the Board of Directors of the Company of each committee of the Board of Directors of the Company to the extent permitted by applicable Legal Requirements and the NASDAQ Marketplace Rules. From and after the Offer Acceptance Time, the Company shall, at Parent’s request, take all action necessary to elect to be treated as a “controlled company” as defined by NASDAQ Marketplace Rule 5615(c)(1) and make all necessary filings and disclosures associated with such status. The Company’s obligations under this Section 1.3(a) shall be subject to Section 14(f) of the Exchange Act and Rule 14f-l promulgated thereunder. The Company shall promptly upon execution of this Agreement take all actions required pursuant to Section 14(f) of the Exchange Act and Rule 14f-l in order to fulfill its obligations under this Section 1.3(a), including mailing to stockholders (together with the Schedule 14D-9) the information required by Section 14(f) of the Exchange Act and Rule 14f-l as is necessary to enable Purchaser’s designees to be elected or designated to the Board of Directors of the Company. Purchaser shall supply the Company with, and be solely responsible for, information with respect to Purchaser’s designees and Parent’s and Purchaser’s respective officers, directors and Affiliates to the extent required by Section 14(f) of the Exchange Act and Rule 14f-l. The provisions of this Section 1.3(a) are in addition to and shall not limit any rights that any of Purchaser, Parent or any of their respective Subsidiaries may have as a record holder or beneficial owner of Shares as a matter of applicable Legal Requirements with respect to the election of directors or otherwise.

   (b)      In the event that Purchaser’s designees are elected or designated to the Board of Directors of the Company pursuant to Section 1.3(a), then, until the Effective Time, the Company shall cause the Board of Directors of the Company to maintain three (3) directors who are members of the Board of Directors of the Company on or prior to the date hereof and who are not officers, directors or employees of Parent, Purchaser, or any of their Subsidiaries, each of whom shall be an “independent director” as defined by Rule 5605(a)(2) of the NASDAQ Marketplace Rules and eligible to serve on the Company’s audit committee under the Exchange Act and NASDAQ Marketplace Rules, and at least one of whom shall be an “audit committee financial expert” as defined in Items 407(d)(5)(ii) and (iii) of Regulation S-K (the “Continuing Directors”); provided, however, that if any Continuing Director is unable to serve due to death, disability or resignation, the Company shall take all necessary action (including creating a committee of the Board of Directors of the Company) so that the Continuing Director(s) shall be entitled to elect or designate another Person (or Persons) to fill such vacancy, and such Person (or Persons) shall be deemed to be a Continuing Director for purposes of this Agreement. If no Continuing Director then remains, the other directors shall designate three (3) Persons who are not officers, directors or employees of Parent, Purchaser, or any of their Affiliates, and who do not otherwise have any material financial or other material interest in or material relationship with Parent, Purchaser or any of their Affiliates, to fill such vacancies and such Persons shall be deemed Continuing Directors for all purposes of this Agreement. Notwithstanding anything in this Agreement to the contrary, if Purchaser’s designees constitute a majority of the Board of Directors of the Company after the Offer Acceptance Time and prior to the Effective Time, then the affirmative vote of a majority of the Continuing Directors shall (in addition to the approval rights of the Board of Directors of the Company or the stockholders of the Company as may be required by the Company Charter Documents or applicable Legal Requirements) be required (i) for the Company to amend or terminate this Agreement, (ii) to exercise or waive any of the Company’s rights, benefits or remedies hereunder, if such action would adversely affect, or would reasonably be expected to adversely affect, the holders of Shares (other than Parent or

Purchaser), (iii) to amend the Company Charter Documents if such action would adversely affect the holders of Shares (other than Parent or Purchaser), or (iv) to take any other action of the Board of Directors of the Company under or in connection with this Agreement if such action would materially and adversely affect, or would reasonably be expected to materially and adversely affect, the holders of Shares (other than Parent or Purchaser). The Continuing Directors shall have, and Parent shall cause the Continuing Directors to have, the authority to retain such counsel (which may include counsel to the Company or the Board of Directors of the Company as of the date of this Agreement) in reasonable circumstances and other advisors at the expense of the Company as determined by the Continuing Directors, and the authority to institute any action on behalf of the Company to enforce performance of this Agreement.

Section 2.      Merger Transaction

2.1      Merger of Purchaser into the Company. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Purchaser shall be merged with and into the Company and the separate corporate existence of Purchaser shall thereupon cease. The Company shall be the surviving corporation in the Merger, and the separate corporate existence of the Company, with all its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger, except as set forth in this Section 2.

2.2      Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL.

2.3      Closing; Effective Time. The consummation of the Merger (the “Closing”) shall take place at the offices of Sullivan & Cromwell LLP, 1870 Embarcadero Road, Palo Alto, California 94303 at 9:00 a.m. local time as soon as practicable following the consummation of the Offer, but in any event no later than the third (3rd) business day after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Section 7 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) (the date on which the Closing occurs, which date shall be designated by Parent, the “Closing Date”). Subject to the provisions of this Agreement, a certificate of merger satisfying the applicable requirements of the DGCL shall be duly executed by the Company and, concurrently with or as soon as practicable following the Closing, delivered to the Secretary of State of the State of Delaware for filing. The Merger shall become effective upon the date and time of the filing of such certificate of merger with the Secretary of State of the State of Delaware or such later date and time as is agreed upon in writing by the parties hereto and specified in the certificate of merger (such date and time, the “Effective Time”). From and after the Effective Time, the Surviving Corporation shall possess all the rights, powers, privileges, franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and the Purchaser, all as provided in the DGCL.

2.4      Merger Without Meeting of Stockholders. The Merger shall be governed by Section 251(h) of the DGCL. The parties hereto agree to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable following the consummation of the Offer, without a meeting of stockholders of the Company in accordance with Section 251(h) of the DGCL.

2.5      Certificate of Incorporation and Bylaws; Directors and Officers. Unless otherwise determined by Parent prior to the Effective Time:

   (a)      the Certificate of Incorporation of the Surviving Corporation shall be amended and restated in its entirety to be identical to the certificate of incorporation of Purchaser, as in effect immediately prior to the Effective Time;

   (b)      the Bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the Bylaws of Purchaser as in effect immediately prior to the Effective Time; and

   (c)      the directors and officers of the Surviving Corporation immediately after the Effective Time shall be the respective individuals who are designated as directors and officers of Purchaser immediately prior to the Effective Time.

2.6      Conversion of Shares.

   (a)      At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Purchaser, the Company or any stockholder of the Company:

(i)      any Shares then held by the Company or any wholly owned Subsidiary of the Company (or held in the Company’s treasury) shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii)      any Shares then held by Parent, Purchaser or any other wholly owned Subsidiary of Parent shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(iii)      except as provided in clauses (i) and (ii) above and subject to Section 2.6(b), each Share then outstanding (other than any Dissenting Shares, as defined below) shall be converted into the right to receive the Offer Price (the “Merger Consideration”), without interest, subject to any withholding of Taxes required by applicable Legal Requirements in accordance with Section 2.7(f); and

(iv)      each share of the common stock, $0.0001 par value per share, of Purchaser then outstanding shall be converted into one share of common stock of the Surviving Corporation.

At the Effective Time, all such Shares shall cease to be outstanding and shall automatically be cancelled and retired and shall cease to exist, and any certificates evidencing such shares (the “Certificates”) which immediately prior to the Effective Time represented any such Shares shall thereafter represent only the right to receive the Merger Consideration therefor.

   (b)      Without duplication of any adjustment made pursuant to Section 1.1(f), the Merger Consideration shall be adjusted appropriately and proportionately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Company Common Stock occurring on or after the date hereof and at or prior to the Effective Time, and such adjustment to the Merger Consideration shall provide to the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such action.

2.7      Surrender of Certificates; Stock Transfer Books.

   (a)      Prior to the Offer Acceptance Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Paying Agent”) for the holders of Shares to receive the funds to which holders of such Shares shall become entitled pursuant to this Agreement. Without limiting the generality of Sections 1.1(i) and 9.12, as of each of the Offer Acceptance Time and Effective Time, Parent shall, or shall take all steps necessary to enable and cause Purchaser to, deposit with the Paying Agent all of the funds necessary to purchase any Shares that Purchaser becomes obligated to purchase pursuant to the Offer and in respect of the aggregate Merger Consideration to be paid in respect of the Shares, as applicable (the “Payment Fund”). To the extent the Payment Fund diminishes for any reason below the level required to make prompt payment of the amounts described in the preceding sentence, Parent and Purchaser shall promptly replace or restore the lost portion of such fund so as to ensure that it is maintained at a level sufficient to make such payments. The Payment Fund shall be invested by the Paying Agent as directed by Parent.

   (b)      Promptly after the Effective Time, the Surviving Corporation shall cause to be mailed to each Person who was, at the Effective Time, a holder of record of Shares entitled to receive the Merger Consideration pursuant to Section 2.6 (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent) and (ii) instructions for use in effecting the surrender of the Certificates or non-certificated Shares represented by book-entry (the “Book-Entry Shares”) pursuant to such letter of transmittal. Upon surrender to the Paying Agent of Certificates or Book-Entry Shares, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration for each Share formerly evidenced by such Certificates or Book-Entry Shares, and such Certificates and Book-Entry Shares shall then be canceled. No interest shall accrue or be paid on the Merger Consideration payable upon the surrender of any Certificates or Book-Entry Shares for the benefit of the holder thereof. If the payment of any Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificates formerly evidencing Shares is registered on the stock transfer books of the Company, it shall be a condition of payment that the Certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the Person requesting such payment shall have paid all transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered, or shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not applicable. Payment of the applicable Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered.

   (c)      At any time following the 180th day after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds which had been made available to the Paying Agent and not disbursed to holders of Certificates or Book-Entry Shares (including all interest and other income received by the Paying Agent in respect of all funds made available to it), and, thereafter, such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat and other similar Legal Requirements) only as general creditors thereof with respect to any Merger Consideration that may be payable upon due surrender of the Certificates or Book-Entry Shares held by them. Notwithstanding the foregoing, neither the Surviving Corporation nor the Paying Agent shall be liable to any holder of Certificates or Book-Entry Shares for any Merger Consideration delivered in respect of such share to a public official pursuant to any abandoned property, escheat or other similar Legal Requirements.

   (d)      No dividends or other distributions with respect to capital stock of the Surviving Corporation with a record date on or after the Effective Time shall be paid to the holder of any unsurrendered Certificates or Book-Entry Shares.

   (e)      At the close of business on the day of the Effective Time, the stock transfer books of the Company with respect to Shares shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company. From and after the Effective Time, the holders of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided herein or by applicable Legal Requirements. If, after the Effective Time, any Certificate is presented to the Surviving Corporation, Parent or the Paying Agent for transfer, it shall be cancelled and exchanged for the cash amount in immediately available funds to which the holder thereof is entitled pursuant to this Section 2.7.

   (f)      The Surviving Corporation, Parent and Purchaser shall be entitled to deduct and withhold (or cause the Paying Agent to deduct and withhold) from the Merger Consideration payable to any holder of Shares such amounts as it is required by any Legal Requirement to deduct and withhold with respect to Taxes. Each such payor shall take all action that may be necessary to ensure that any such amounts so withheld are promptly and properly remitted to the appropriate Governmental Body. To the extent that amounts are so withheld and paid to the appropriate Governmental Body in accordance with all Legal Requirements, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Shares in respect of which such deduction and withholding was made.

   (g)      In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an effective affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, which shall include an agreement to indemnify and defend and hold harmless Parent, the Surviving Corporation and the Paying Agent from and against any and all costs, claims, losses, judgments, damages, counsel fees, expenses and liabilities whatsoever which each may suffer, sustain or incur in connection with the failure of any statement, representation or warranty set forth in such affidavit, any payment for or transfer, exchange or delivery of such Certificate and such Person’s inability to locate such Certificate, and, if required by Parent, the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the

Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate a check in the amount (after giving effect to any required tax withholdings as provided in Section 2.7(f)) equal to the number of Shares represented by such lost, stolen or destroyed Certificate that have been surrendered multiplied by the per Share Merger Consideration.

   2.8      Appraisal Rights. The Shares outstanding immediately prior to the Effective Time and held by a holder who is entitled to demand and properly demands appraisal for such Shares in accordance with Section 262 of the DGCL (the “Dissenting Shares”) shall not be converted into the right to receive Merger Consideration and shall entitle such holder only to payment for such Dissenting Shares in accordance with and to the extent provided by Section 262 of the DGCL, unless such holder fails to perfect or withdraws or otherwise loses such holder’s right to appraisal of its Shares. If after the Effective Time such holder fails to perfect or withdraws or loses such holder’s right to appraisal, each such Share shall be treated as if it had been converted as of the Effective Time into a right to receive the Merger Consideration without any interest thereon (less any amounts entitled to be deducted or withheld pursuant to Section 2.7(f)). The Company shall give Parent prompt notice of any demands received by the Company for appraisal of Shares, and Parent shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. The Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands. Parent shall not, except with the prior written consent of the Company, require the Company to make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

   2.9      Further Action. If, at any time after the Effective Time, any further action is reasonably determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Purchaser and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Purchaser, in the name of the Company and otherwise) to take such action.

Section 3.       Representations and Warranties of the Company

The Company hereby represents and warrants to Parent and Purchaser as follows (it being understood that each representation and warranty contained in this Section 3 is subject to (a) exceptions and disclosures set forth in the part or subpart of the Company Disclosure Schedule corresponding to the particular Section or subsection in this Section 3; (b) any exception or disclosure set forth in any other part or subpart of the Company Disclosure Schedule to the extent it is reasonably apparent from the wording of such exception or disclosure that such exception or disclosure is intended to qualify such representation and warranty; and (c) disclosure in the Company SEC Documents filed after December 31, 2010 and prior to the date of this Agreement other than any information in the “Risk Factors” or “Special Note Regarding Forward-Looking Statements” sections of such Company SEC Documents or other forward-looking statements in such Company SEC Documents):

3.1      Due Organization; Subsidiaries, Etc.

  (a)      The Company is a corporation duly organized, validly existing and in good standing under the laws of Delaware and has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Contracts by which it is bound.

   (b)      Part 3.1(b) of the Company Disclosure Schedule identifies each Subsidiary of the Company and indicates its jurisdiction of organization. Neither the Company nor any of its Subsidiaries owns any capital stock of, or any equity interest of, or any equity interest of any nature in, any other Entity, other than the Entities identified in Part 3.1(b) of the Company Disclosure Schedule. None of the Acquired Corporations has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity.

   (c)      Each Subsidiary is an Entity duly organized, validly existing and in good standing (or in compliance with any comparable concept in the applicable jurisdictions) under the laws of the jurisdiction of its organization, and has all necessary organizational power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its properties and assets in the manner in which such properties and assets are currently owned and used; and (iii) to perform its obligations under all Contracts by which it is bound.

   (d)      Each of the Acquired Corporations is qualified or licensed to do business as a foreign Entity, and is in good standing, in each jurisdiction where the nature of its business requires such qualification or licensing, except where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, would not reasonably be likely to have a Material Adverse Effect.

3.2       Certificate of Incorporation and Bylaws; Minutes.

   (a)      The Company has delivered or made available to Parent or Parent’s Representatives prior to the date of this Agreement accurate and complete copies of the certificate of incorporation, bylaws and other charter and organizational documents of each of the Acquired Corporations, including all amendments thereto, as in effect on the date hereof. The Acquired Corporations’ certificates of incorporation, bylaws or other charter and organizational documents so delivered are in full force and effect.

   (b)      The Company has delivered or made available to Parent or Parent’s Representatives prior to the date of this Agreement accurate and complete copies in all material respects of the corporate minutes of the Company since December 31, 2010 and such minutes reflect a true and materially complete summary of all meetings of the Board of Directors of the Company or committees thereof since December 31, 2010.

3.3      Capitalization, Etc.

   (a)      The authorized capital stock of the Company consists of: (i) 200,000,000 Shares, of which 73,430,031 Shares were issued and outstanding as of the close of business on the day immediately preceding the date of this Agreement (including the

Company Restricted Shares); and (ii) 5,000,000 shares of Company Preferred Stock. No shares of Company Preferred Stock have been issued or are outstanding. All of the outstanding Shares have been duly authorized and validly issued, and are fully paid and nonassessable. The Company has no shares of capital stock reserved for issuance, other than those as set forth in this Section 3.3.

   (b)      Except as set forth in the Company’s certificate of incorporation, as amended prior to the date of this Agreement, (i) none of the outstanding Shares is entitled or subject to any preemptive right, antidilutive right, right of repurchase or forfeiture, right of participation, right of maintenance, conversion right, redemption right or any similar right; (ii) none of the outstanding Shares is subject to any right of first refusal in favor of the Company; (iii) there are no outstanding bonds, debentures, notes or other indebtedness of the Acquired Corporations having a right to vote (or convertible into or exercisable for such securities having the right to vote) on any matters on which the stockholders of the Company have a right to vote; (iv) there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any Shares. None of the Acquired Corporations is under any obligation, or is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding Shares or other securities.

   (c)      The Company has no shares of capital stock reserved for issuance, except that, as of the date of this Agreement: (i) 5,493,657 Shares are subject to issuance pursuant to Company Options, 656,255 Shares are subject to issuance pursuant to Company RSUs, 101,425 Shares are subject to issuance pursuant to Company PSUs and no Shares are subject to issuance pursuant to Company Stock Awards, in each case granted and outstanding under the Company’s 2005 Equity Incentive Plan, as amended (the “2005 Plan”); (ii) 11,323 Shares are subject to outstanding purchase rights (each outstanding purchase right, an “ESPP Purchase Right”) pursuant to the Company’s Employee Stock Purchase Plan (the “ESPP”); (iii) 5,800,635 Shares are issuable upon conversion of the Company’s 4.00% Convertible Senior Notes due 2016 issued pursuant to the Supplemental Indenture in an initial aggregate principal amount of $230 million (the “Convertible Senior Notes”); and (iv) 21,804 Shares are subject to issuance pursuant to Company Options granted and outstanding under the Company’s 1996 Non-Employee Directors’ Stock Option Plan, as amended (the “1996 Director Plan”) and the Company’s 1996 Equity Incentive Plan, as amended (the “1996 Plan”, and collectively with the 1996 Director Plan, the “Prior Plans”). The Company has delivered or otherwise made available to Parent or Parent’s Representatives prior to the date of this Agreement true and complete copies of all Company Equity Plans covering the Company Options, Company RSUs, Company PSUs, Company Stock Awards and ESPP Purchase Rights outstanding as of the date of this Agreement, the forms of all stock award agreements evidencing such Company Options, Company RSUs, Company PSUs, Company Stock Awards and ESPP Purchase Rights (and any other stock award agreements to the extent there are variations from the form of agreement). Each (A) Company Option, Company RSU, Company PSU, Company Stock Award and ESPP Purchase Right was granted in compliance in all material respects with all applicable Legal Requirements and all of the terms and conditions of the Company Equity Plan pursuant to which it was issued, (B) Company Option and, if applicable, Company Stock Award, has an exercise price per Share equal to or greater than the fair market value of a Share as determined pursuant to the terms of the 2005 Plan, the 1996 Director Plan, or the 1996 Plan, as applicable, on the date of such grant, (C) Company Option and, if applicable, Company Stock Award has a grant date identical to (or following) the date on which the Company’s Board of Directors or compensation committee actually awarded such Company Option or, if applicable Company Stock Award, and (D) Company Option, Company RSU, Company PSU, Company Stock Award and ESPP Purchase Right does not trigger any liability for the holder thereof under Section 409A of the Code. Part 3.3(c) of the Company Disclosure Schedule contains a correct and complete list of each outstanding Company Option, Company RSU, Company PSU, Company Stock Award and ESPP Purchase Right as of August 23, 2013, including the holder’s name, country and state of residence, date of grant, exercise or reference price (if applicable), number of Shares subject thereto, number of Shares vested as of such date, vesting schedule, whether any Company Option is intended to qualify as an Incentive Stock Option (within the meaning of the Code), and the Company Equity Plan under which such Company Option, Company RSU, Company PSU, Company Stock Award and ESPP Purchase Right was granted. Part 3.3(c) of the Company Disclosure Schedule contains a list of each individual who has a Pending Equity Grant as of the date of this Agreement and a brief description thereof. Part 3.3(c) of the Company Disclosure Schedule sets forth the conversion rate for the Convertible Senior Notes.

   (d)      All of the outstanding capital stock or other voting securities of, or ownership interests in, each Subsidiary of the Company are duly authorized, validly issued, fully paid and nonassessable and owned by the Company, free and clear of any Encumbrance (except for Permitted Encumbrances). None of the Acquired Corporations own any voting interest in any Person except for the voting interests in the Subsidiaries of the Company.

   (e)      Except as set forth in Section 3.3(c), there is no: (i) outstanding subscription, option, call, warrant, agreement, arrangement, commitment or other right (whether or not currently exercisable) to acquire any shares of the capital stock, restricted stock unit, stock-based performance unit, shares of phantom stock, stock appreciation right, profit participation right or any other right that is linked to, or the value of which is in any way based on or derived from, the value of any shares of capital stock or securities of any of the Acquired Corporations; (ii) outstanding security, instrument, bond, debenture, note or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of any of the Acquired Corporations; or (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which any of the Acquired Corporations is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities.

3.4      SEC Filings; Financial Statements.

   (a)      Since December 31, 2010, the Company has filed on a timely basis all reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) required to be filed with or furnished to the SEC by the Company (such documents and any documents filed with or furnished to the SEC after the date of this Agreement, the “Company SEC Documents”). As of their respective dates, the Company SEC Documents complied, or if filed or furnished subsequent to the date of this Agreement, will comply, in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Documents. Except to the extent that information contained in any

Company SEC Document has been revised, amended, modified or superseded (prior to the date of this Agreement) by a later filed Company SEC Document, none of the Company SEC Documents when filed or furnished contained, and any Company SEC Document filed with or furnished to the SEC subsequent to the date of this Agreement will not contain, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

   (b)      The financial statements (including any related notes) contained or incorporated by reference in the Company SEC Documents: (i) complied or, if filed with or furnished to the SEC subsequent to the date of this Agreement, will comply as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q, Form 8-K or any successor form under the Exchange Act, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that will not be material in amount or effect); and (iii) fairly present, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the consolidated statements of operations and cash flows of the Company and its consolidated Subsidiaries for the periods covered thereby. No financial statements of any Person other than the Acquired Corporations are required by GAAP to be included in the consolidated financial statements of the Company. The books and records of the Acquired Corporations have been, and are being, maintained in all material respects in accordance with GAAP.

   (c)      The Company maintains, and at all times since December 31, 2011 has maintained, a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that:

(i)      pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Acquired Corporations; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Acquired Corporations that could have a material effect on the financial statements. The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2012, and such assessment concluded that such controls were effective and the Company’s independent registered accountant has issued (and not subsequently withdrawn or qualified) an attestation report concluding that the Company maintained effective internal control over financial reporting as of December 31, 2012.

The Company has continued to maintain an effective system of internal controls and there were no changes in the Company’s internal control over financial reporting since December 31, 2012 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. Since December 31, 2011, none of the Acquired Corporations nor, to the knowledge of the Company, the Company’s independent registered accountant has identified or been made aware of: (a) any significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by the Acquired Corporations; (b) any illegal act or fraud, whether or not material, that involves the Company’s management or other employees; or (c) any claim or allegation regarding any of the foregoing.

   (d)      The Company maintains effective disclosure controls (as defined by Rule 13a-15 or 15d-15 under the Exchange Act). The Company is in compliance in all material respects with all current listing and corporate governance requirements of the NASDAQ Global Select Market.

   (e)      None of the Acquired Corporations is a party to or has any obligation or other commitment to become a party to any securitization transaction, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Acquired Corporations, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose Entity, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)) where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, any Acquired Corporation in any Acquired Corporation’s published financial statements or other Company SEC Documents.

   (f)      Other than as publicly available in the Electronic Data Gathering, Analysis and Retrieval database of the SEC (“EDGAR”), there have been no written inquiries, interrogatories or comments with respect to any of the Company SEC Documents from the SEC received since December 31, 2011, and the Company has not been made aware of any such inquiries, interrogatories or comments that were oral. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents. To the knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review and there are no inquiries or investigations by the SEC or any internal investigations pending or threatened, in each case regarding any accounting practices of the Acquired Corporations.

   (g)      Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3), since the enactment of the Sarbanes-Oxley Act of 2002, neither the Company nor any of its Affiliates acting on behalf of any of the Acquired Corporations has made, arranged, modified (in any material respect) or forgiven personal loans to any executive officer or director of the Acquired Corporations.

   (h)      Since December 31, 2010, (i) none of the Acquired Corporations or, to the knowledge of the Company, any Company Associate, auditor, accountant or representative of the Acquired Corporations has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Acquired Corporations or their respective internal accounting controls relating to periods after December 31, 2010, including any material complaint, allegation, assertion or claim that any Acquired Corporation has engaged in questionable accounting or auditing practices (except for any of the foregoing after the date of this Agreement which have no reasonable basis), and (ii) to the knowledge of the Company, no attorney representing any Acquired Corporation, whether or not employed by any Acquired Corporation, has reported evidence of a material violation of securities Legal Requirements relating to periods after December 31, 2011, by the Company or any Company Associate or agents to the Board of Directors of the Company or any committee thereof or, to the knowledge of the Company, to any director or officer of the Company.

3.5      Absence of Changes. (i) Since December 31, 2012, and through the date of this Agreement, the Acquired Corporations have operated in the ordinary course of business consistent with past practices and there has not occurred any event, change, action, failure to act or transaction that, individually or in the aggregate, has had or would be reasonably likely to have a Material Adverse Effect. (ii) Since December 31, 2012 and through the date of this Agreement, none of the Acquired Corporations has taken any actions which, had such actions been taken after the execution and delivery of this Agreement, would have breached in any material respect any of the covenants set out in Section 5.3.

3.6      Title to Assets. The Acquired Corporations have good and valid title to all assets owned by them as of the date of this Agreement, including all assets (other than capitalized leases) reflected on the unaudited balance sheet in the Quarterly Report on Form 10-Q for the quarter ended June 30, 2013 (the “Balance Sheet”) filed by the Company with the SEC (except for assets sold or otherwise disposed of in the ordinary course of business since the date of such Balance Sheet). All of said assets are owned by the Acquired Corporations free and clear of any Encumbrances (other than Permitted Encumbrances).

3.7      Real Property; Equipment.

   (a)      Part 3.7(a) of the Company Disclosure Schedule sets forth an accurate and complete list of the real property that may be owned by any Acquired Corporation at the Closing Date (the “Owned Real Property”). With respect to the Owned Real Property, (A) the Company or the applicable Subsidiary will have good and marketable title to the Owned Real Property, free and clear of any Encumbrance, and (B) there will be no outstanding options or rights of first refusal to purchase the Owned Real Property, or any portion of the Owned Real Property or interest therein, in each case as of the Closing Date.

   (b)      Part 3.7(b) of the Company Disclosure Schedule sets forth an accurate and complete list of each lease or sublease pursuant to which any of the Acquired Corporations leases real property to or from any other Person (the “Leased Real Property”). Part 3.7(b) of the Company Disclosure Schedule contains a complete and accurate list of all Contracts for personal property leased, subleased, licensed or otherwise conveyed to or by any Acquired Corporation involving annual payments in excess of $1,000,000 (“Leased Personal Property”). True and complete copies of all such leases or subleases with respect to all Leased Real Property and all Leased Personal Property have been delivered or made available to Parent prior to the date of this Agreement and each such lease or sublease is in full force and effect. The Company or the applicable Subsidiary holds a valid and existing leasehold interest in each Leased Real Property and each Leased Personal Property. None of the Acquired Corporations is in material breach or material default of its obligations under such leases. No lessor, lender of any lessor or subtenant of any Leased Real Property has given any written notice to any Acquired Corporation for the purpose of terminating or threatening to terminate any term, term extension, option or similar renewal right, right of first refusal (or right of first offer) to lease or purchase any property, lease expansion right or any similar right under the Leased Real Property or Leased Personal Property. To the knowledge of the Company, each other party to each lease or sublease with respect to Leased Real Property and Leased Personal Property has performed in all material respects all obligations required to be performed by it under such lease or sublease.

   (c)      To the knowledge of the Company (i) the Leased Real Property is, and, as of the Closing Date, the Owned Real Property will be, structurally sound, with no material defects, and all building systems contained therein are in good operating condition and repair, subject to ordinary wear and tear, (ii) the use and operation of the Leased Real Property is, and with respect to the Owned Real Property, as of the Closing Date will be, in compliance in all material respects with all applicable zoning, land use, building, fire and other applicable Legal Requirements, and (iii) there is no existing plan or study by any Governmental Body or by any other Person that challenges or otherwise adversely affects the continuation of the present use or operation of any Leased Real Property or, as of the Closing Date, the Owned Real Property. There are no, and as of the Closing Date with respect to the Owned Real Property, there will be no, subleases, sublicenses, occupancy agreements or other contractual obligations that grant the right to use or occupancy of any of the Leased Real Property or the Owned Real Property, as applicable, to any Person other than the Acquired Corporations, and there is no, and as of the Closing Date with respect to the Owned Real Property, there will be no, Person in possession of any Leased Real Property or Owned Real Property, as applicable, other than the Acquired Corporations.

   (d)      All material items of equipment and other tangible assets owned by or leased to the Acquired Corporations are adequate for the uses to which they are being put, are in good and safe operating condition and repair (ordinary wear and tear excepted and ongoing maintenance excepted).

3.8      Intellectual Property.

   (a)      Part 3.8(a) of the Company Disclosure Schedule identifies (i) the current owner, (ii) the jurisdiction of application/registration, (iii) the application or registration number, and (iv) the date of filing or issuance for each item of Registered IP owned by any Acquired Corporation or otherwise registered or the subject of any application for registration in the name of any Acquired Corporation or exclusively licensed to any Acquired Corporation and relating to any Key Products (the Registered IP set forth in this Section 3.8(a) is referred to collectively as, the “Company Registered IP”). As of the date of this Agreement, no cancellation, interference, opposition, reissue, reexamination or other similar proceeding is pending or, to the knowledge of the Company, threatened, in which the validity, enforceability or ownership of any owned Company Registered IP, or to the knowledge of the Company, any other Company Registered IP, is being contested or challenged (other than office actions or similar communications issued by any Governmental Body in the ordinary course of prosecution of any pending applications for registration of any such Company Registered IP). To the knowledge of the Company, each of the patents and patent applications included in the Company Registered IP that is owned by any of the Acquired Corporations claiming any Key Product identifies by name each inventor of the claims thereof as determined in accordance with the Legal Requirements of the jurisdiction in which such patent is issued or such patent application is pending. As of the date of this Agreement, (A) all registration, renewal, maintenance and other similar payments that are or have become due with respect to the owned Company Registered IP, and with respect to any other Company Registered IP to the extent any Acquired Corporation is primarily responsible for the prosecution or maintenance of such Company Registered IP or the costs thereof (together with the owned Company Registered IP, the “Company Managed IP”), have been timely paid by or on behalf of the Company or another Acquired Corporation, and (B) the Company Managed IP is subsisting and, to the knowledge of the Company, valid and enforceable and in full force and effect and has not lapsed (except for any patents within the Company Managed IP having lapsed or expired at the end of their statutory term), been abandoned, been disclaimed, been cancelled or been forfeited, except in each case of (A) and (B) for such exceptions as have not had or would not reasonably be expected to have a Material Adverse Effect on the Acquired Corporations or a material adverse impact on any Key Product.

   (b)      The Company or another Acquired Corporation is the sole and exclusive owner of all right, title and interest in the patents and patent applications set forth on Part 3.8(b)(i) of the Company Disclosure Schedule, free and clear of all Encumbrances (other than Permitted Encumbrances and other than non-exclusive licenses granted by an Acquired Corporation in the ordinary course of business), except for any exceptions which have not had or would not reasonably be expected to have a Material Adverse Effect on the Acquired Corporations or a material adverse impact on any Key Product, and provided, however, that the foregoing is not a representation of non-infringement, non-misappropriation or other non-violation of the Intellectual Property Rights of another Person, which representation is solely set forth in Section 3.8(e) below. Since December 31, 2010 and except as set forth on Part 3.8(b)(ii) of the Company Disclosure Schedule, no Acquired Corporation has received a written notice from any third party (including any employee or consultant) pursuant to which such third party claims to own or have any right or interest in or to (other than any inalienable moral right or any other inalienable right or interest retained pursuant to applicable Legal Requirements), or to have any right to receive any royalty or other material payment (other than any remuneration not exceeding $1,000,000 per year in aggregate due to inventors pursuant to applicable Legal Requirements or any remuneration not exceeding $1,000,000 per year in aggregate due to consultants pursuant to any Contract other than clinical trial Contracts or contract research Contracts entered into in the ordinary course of business) for the Acquired Corporations’ use or exploitation of, any Owned Company IP with respect to any Key Product. The Acquired Corporations own, or hold a license or other right to use, all Intellectual Property Rights necessary for the conduct of the Acquired Corporations’ business as currently conducted and, to the same extent the Acquired Corporations’ business is currently conducted in the United States, for the conduct of such business on a worldwide basis, except for any exceptions which have not had or would not reasonably be expected to have a Material Adverse Effect on the Acquired Corporations or a material adverse impact on any Key Product, and provided, however, that the foregoing is not a representation of non-infringement, non-misappropriation or other non-

violation of the Intellectual Property Rights of another Person, which representation is solely set forth in Section 3.8(e) below. Except as set forth on Part 3.8(b)(iii) of the Company Disclosure schedule, to the knowledge of the Company, all assignments made to an Acquired Corporation for any registered Owned Company IP relating to any Key Product are valid and enforceable and have been recorded in compliance with applicable Legal Requirements.

   (c)      Part 3.8(c) of the Company Disclosure Schedule identifies (i) each Company Contract pursuant to which any Intellectual Property Rights or Intellectual Property of another Person (other than an Affiliate of the Company), in each case that is material to the business of the Acquired Corporations as currently conducted, or, to the same extent the business of the Acquired Corporations is currently conducted in the United States, to such business on a worldwide basis, is licensed to any Acquired Corporation (other than (A) software license agreements for any third-party non-customized commercially available software and (B) clinical trial agreements only if an Acquired Corporation retains at least a non-exclusive right to use and otherwise exploit any Intellectual Property Rights generated in connection with such agreement) (each, an “Inbound License”), and (ii) each Company Contract pursuant to which any material Intellectual Property Rights or material Intellectual Property owned by any of the Acquired Corporations is licensed to another Person (other than an Affiliate of the Company) other than any non-exclusive outbound license entered into in the ordinary course of business consistent with past practice (each, an “Outbound License”).

   (d)      As of the date of this Agreement, none of the Owned Company IP relating to any Key Product is subject to any pending or outstanding injunction, directive, order, decree, award, settlement, judgment or other disposition of dispute that would reasonably be expected to adversely restrict the use, transfer, registration or licensing of any such Owned Company IP by the Acquired Corporations, or otherwise would reasonably be expected to adversely affect the validity or enforceability of any such Owned Company IP.

   (e)      To the knowledge of the Company, the operation of the business of the Acquired Corporations as currently conducted does not, and, to the same extent the Acquired Corporations’ business is currently conducted in the United States, the operation of such business on a worldwide basis would not, infringe, misappropriate or otherwise violate any Intellectual Property Rights owned by another Person, except as has not had or would not reasonably be expected to have a Material Adverse Effect on the Acquired Corporations or a material adverse impact on any Key Product. Except as set forth on Part 3.8(e) of the Company Disclosure Schedule and since December 31, 2010, (i) no Legal Proceeding has been asserted, is pending or, to the knowledge of the Company, is being threatened, against any of the Acquired Corporations relating to any infringement, misappropriation or violation of any Intellectual Property Rights of another Person by any of the Acquired Corporations, and (ii) none of the Acquired Corporations has received any written notice (including any written offers to license) alleging any infringement, misappropriation or violation of any Intellectual Property Rights of another Person by any of the Acquired Corporations. As of the date of this Agreement and except as set forth on Part 3.8(e) of the Company Disclosure Schedule, none of the material Intellectual Property Rights owned by any of the Acquired Corporations is subject to any pending or outstanding injunction, directive, order, decree, award, settlement or judgment that would reasonably be expected to restrict the ownership, use, validity or enforceability of any such Intellectual Property Rights.

    (f)      To the knowledge of the Company, no other Person is infringing, misappropriating or otherwise violating any Intellectual Property Rights owned by any of the Acquired Corporations, except as would not reasonably be expected to have a Material Adverse Effect on the Acquired Corporations or a material adverse impact on any Key Product.

   (g)      Each Person who is or was involved in the creation or development of any Owned Company IP relating to any Key Product has signed a valid, enforceable agreement containing an assignment of Intellectual Property Rights to the Acquired Corporations and reasonable confidentiality provisions protecting such Owned Company IP which, to the Company’s knowledge, has not been breached by such Person. The Acquired Corporations have taken commercially reasonable actions to maintain the confidentiality of the material proprietary information held by any of the Acquired Corporations, or purported to be held by any of the Acquired Corporations, as a trade secret. To the knowledge of the Company, no trade secrets included in the material Intellectual Property Rights owned by any of the Acquired Corporations have been disclosed to or used by any Person except pursuant to a non-disclosure agreement which, to the knowledge of the Company, has not been breached by any such Person.

   (h)      To the knowledge of the Company, no funding, facilities or personnel of any Governmental Body or any university, college, research institute or other educational institution has been used to create any material Intellectual Property Rights owned by any of the Acquired Corporations, except for any such funding or use of facilities or personnel that has not resulted in such Governmental Body or institution obtaining ownership rights to such Intellectual Property Rights.

3.9      Contracts.

   (a)      Part 3.9(a) of the Company Disclosure Schedule identifies each Company Contract (excluding this Agreement) that constitutes a Material Contract as of the date of this Agreement. For purposes of this Agreement, each of the following types of Company Contracts (along with each Inbound License and each Outbound License) shall be deemed to constitute a “Material Contract”:

   (i)      any material Company Contract of an Acquired Corporation relating to the manufacture or supply of any Company Product;

   (ii)      any Company Contract requiring or reasonably likely to require payments to any Acquired Corporation by a third Person in excess of $1,000,000 per year;

   (iii)      any Company Contract constituting a Company Employee Agreement pursuant to which any of the Acquired Corporations is or may become obligated to (1) make any severance, termination, tax gross-up or similar payment to any Company Associate or any spouse, heir or Representative of any Company Associate in excess of $350,000 per beneficiary, except for severance, termination or similar payments required by applicable Legal Requirements; (2) make any bonus, deferred compensation or similar payment (other than payments constituting base salary or commissions paid in the ordinary course of business) in excess of $350,000 to any Company Associate; or (3)

grant or accelerate the vesting of, or otherwise modify, any Company Option, Company RSU, Company PSU, Company Stock Award or ESPP Purchase Right other than accelerated vesting provided in Company Equity Plans;

   (iv)      any Company Contract that provides for: (A) reimbursement of any Company Associate for, or advancement to any Company Associate of, material legal fees or other material expenses associated with any Legal Proceeding or the defense thereof; or (B) indemnification of any Company Associate;

   (v)      any Company Contract under which any Acquired Corporation has agreed to indemnify any Person against any infringement, violation or misappropriation of the Intellectual Property Rights of a third Person other than Company Contracts entered into in the ordinary course of business;

   (vi)      any Company Contract (A) materially limiting the freedom or right of any Acquired Corporation (or, after the consummation of the Offer, Parent or its Subsidiaries) to engage in any line of business, including the research, development and commercialization of Products (other than with respect to the scope of any licenses set forth in such Company Contracts), to make use of any material Owned Company IP or to compete with any other Person in any location or line of business, or (B) containing any “most favored nations” terms and conditions (including with respect to pricing), exclusivity obligations, any arrangement that grants any right of first refusal, right of first offer or similar right or any other term, condition or clause that, in the case of each of the foregoing, individually or in the aggregate, limits or purports to limit in any material respect the ability of the Acquired Corporations to own, operate, manufacture, sell, distribute, transfer, pledge or otherwise dispose of any material assets or business of the Acquired Corporations (or, after the consummation of the Offer, Parent or its Subsidiaries);

   (vii)      any Company Contract relating to the lease or sublease of Leased Real Property;

   (viii)      any Company Contract or series of related Company Contracts that (A) required the payment or delivery of cash or other consideration by the Acquired Corporations to any third Person in an amount in excess of $2,000,000 in the fiscal year ended on December 31, 2012, or (B) (1) requires or is reasonably likely to involve the payment or delivery of cash or other consideration by the Acquired Corporations to any third Person in an amount in excess of $2,000,000 during any future fiscal year or (2) requires or is reasonably likely to involve, the payment or delivery of cash or other consideration by the Acquired Corporations to any third Person in an amount in excess of $10,000,000 in the aggregate over the term of such Contract from and after the date hereof and, in each case in clause (B), cannot be cancelled by the Company or such Subsidiary without penalty or further payment without more than ninety (90) days’ notice (other than payments for services rendered to date);

   (ix)      any Company Contract relating to Debt (whether incurred, assumed, guaranteed or secured by any asset) of any Acquired Corporation in excess of $500,000 individually;

   (x)      any Company Contract with respect to any Key Product constituting a joint venture, partnership, strategic alliance, collaboration, co-promotion or limited liability corporation or requiring any Acquired Corporation to reimburse any Person for clinical development costs except pursuant to clinical research organization agreements, clinical trial services agreements or similar service agreements;

   (xi)      any Company Contract pursuant to which any Person has the right to acquire any assets of any Acquired Corporation (or, after giving effect to the consummation of the Offer or the Merger, Parent or any of its Subsidiaries) with a purchase price of more than $1,000,000 individually or $5,000,000 in the aggregate (excluding agreements relating to the disposal of non-material equipment entered into in the ordinary course of business and license agreements);

   (xii)      any Company Contract that contains a put, call or similar right pursuant to which an Acquired Corporation would be required to purchase or sell, as applicable, any equity interests of any Person that have a fair market value or purchase price of more than $1,000,000;

   (xiii)      any Company Contract that requires or permits an Acquired Corporation, or any successor, to, or acquirer of an Acquired Corporation, to make any material payment to another person as a result of a change of control of such Acquired Corporation (a “Change of Control Payment”), gives another Person a right to receive or elect to receive a Change of Control Payment or is subject to material modification or termination as a result of a change of control of an Acquired Corporation;

   (xiv)      any Government Contract (excluding Company Contracts with universities entered into in the ordinary course of business);

   (xv)      any other Company Contract that is currently in effect and has been filed (or is required to be filed) by the Company as an exhibit pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;

   (xvi)      any Company Contracts that provide for payments by or to any Acquired Corporation between any Acquired Corporation and any stockholder holding five percent or more of any class of outstanding equity securities of the Company or, to the Company’s knowledge, any Affiliate of such Person; and

   (xvii)      any Inbound License and any Outbound License.

   (b)      The Company has either delivered or otherwise made available to Parent prior to the date of this Agreement or has publicly made available on EDGAR and listed in the exhibit index to a Company SEC Document filed after December 31, 2010 an accurate and complete unredacted copy of each Material Contract. Neither the Acquired Corporations nor, to

the knowledge of the Company, the other party is in material breach of or material default under any Material Contract and, neither the Acquired Corporations, or to the knowledge of the Company, the other party has taken or failed to take any action that with or without notice, lapse of time or both would constitute a material breach of or material default under any Material Contract. Each Material Contract is a valid agreement, binding, in full force and effect and, to the knowledge of the Company, enforceable by the applicable Acquired Corporation in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. No Acquired Corporation has received any written notice regarding any violation or breach or default under any Material Contract that has not since been cured, except for violations or breaches that are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect. The Acquired Corporations have not waived in writing any rights under any Material Contract, the waiver of which would be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect. No party to any Material Contract has given any Acquired Corporation (1) written or, to the knowledge of the Company, oral, notice of its intention to cancel or terminate any Material Contract, or (2) written notice of its intention to change the scope of rights under or fail to renew any Material Contract (other than failures to renew in the ordinary course of business), except in each case of subclause (1) and (2) as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect.

   (c)      Part 3.9(c) of the Company Disclosure Schedule sets forth a true and complete list of Material Contracts pursuant to which consents or waivers are or may be required prior to or upon consummation of the Transactions.

   (d)      None of the Company or any of its Subsidiaries is a party to a Contract with a Person that is a Specially Designated National or Blocked Person as defined by the Office of Foreign Asset Control of the United States Department of the Treasury.

3.10      Liabilities. The Acquired Corporations have no liabilities or obligations, whether or not accrued, contingent or otherwise and whether or not required to be disclosed, except for: (i) liabilities and obligations reflected on the Balance Sheet (including any related notes); (ii) liabilities and obligations incurred in the ordinary course of business consistent with past practice since June 30, 2013; (iii) liabilities to pay or perform under Company Contracts in accordance with the terms thereof and without any breach of any provision thereof; (iv) liabilities or obligations that individually or in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect; and (v) liabilities and obligations incurred in connection with the Transactions.

3.11      Compliance with Legal Requirements.

   (a)      The business of each Acquired Corporation and, to the knowledge of the Company, its Collaboration Partners (with respect to the Company Products) have not been during the last three (3) years, and are not being, conducted in violation of any applicable Legal Requirement in any material respect. No investigation or review by any Governmental Body with respect to any Acquired Corporation or, to the knowledge of the Company, any of its Collaboration Partners (with respect to any Company Product) is pending or, to the knowledge of the Company, threatened. To the knowledge of the Company, (i) no material change is required in any Acquired Corporation’s or Collaboration Partners’ (with respect to the Company Products), processes, properties or procedures in order to bring them into compliance in all material respects with any applicable Legal Requirements, and (ii) none of the Acquired Corporations has received any written notice or written communication of any noncompliance in any material respect with any applicable Legal Requirements that has not been cured as of the date of this Agreement.

   (b)      Since December 31, 2010, none of the Acquired Corporations or, to the knowledge of the Company, any Company Associate has been convicted of, or, to the knowledge of the Company, has been charged by any Governmental Body with any violation of any Legal Requirement related to fraud, theft, embezzlement, breach of fiduciary responsibility, financial misconduct, obstruction of an investigation, or controlled substance in the case of senior management, in each case for a matter involving one of the Acquired Corporations.

   (c)      Since December 31, 2010, to the knowledge of the Company, none of the Acquired Corporations has been a party to any contract or bid with, and has not conducted business or participated in any transaction involving, directly or indirectly, any Prohibited Persons.

3.12      Regulatory Matters.

   (a)      The Acquired Corporations and, to the knowledge of the Company, the Collaboration Partners (with respect to the Company Products) have obtained all material clearances, authorizations, licenses, registrations and other Governmental Authorizations required by any foreign or domestic Governmental Body (including the FDA and EMA) to permit the conduct of its business as currently conducted and all such Governmental Authorizations are valid, and in full force and effect. To the knowledge of the Company, none of the Governmental Authorizations have been or are being revoked or challenged, except where such revocation or challenge does not and would not, individually or in the aggregate, be likely to have a Material Adverse Effect. The Acquired Corporations and, to the knowledge of the Company, the Collaboration Partners (with respect to the Company Products) have filed with the applicable regulatory authorities (including the FDA and EMA or any other Governmental Body performing functions similar to those performed by the FDA) all required filings, representations, declarations, listings, registrations, reports or submissions, including adverse event reports and all other submitted data relating to the Company Products. All such filings, representations, declarations, listings, registrations, reports or submissions were in material compliance with applicable Legal Requirements when filed, and no deficiencies which are material in the aggregate have been asserted by any applicable Governmental Body with respect to any such filings, representations, declarations, listing, registrations, reports or submissions.

   (b)      To the knowledge of the Company, except as set forth in documents either delivered or otherwise made available to Parent or Parent’s Representatives prior to the date of this Agreement, the business of the Acquired Corporations and all preclinical and clinical investigations sponsored by the Acquired Corporations and, to the Company’s knowledge, its Collaboration Partners (with respect to the Company Products), and all manufacturing operations with respect to the Company Products, are being conducted in material compliance with applicable Legal Requirements, rules, regulations, directives and guidances, including, Good Clinical Practice requirements, Good Laboratory Practice requirements, Good Manufacturing Practice requirements, ICH requirements, and federal and state laws, rules, regulations and guidances restricting the use and disclosure of individually identifiable health information with respect to manufacturing, clinical research and development, and future potential marketing and sale of the Company Products. The Acquired Corporations have not, and to the Company’s knowledge, none of its Collaboration Partners (with respect to the Company Products) has, received since December 31, 2008 any material written notices or other material correspondence from the FDA, EMA or any other foreign, federal, state or local Governmental Body performing functions similar to those performed by the FDA with respect to any ongoing clinical or pre-clinical studies or tests requiring the termination, suspension or material modification of such studies or tests that have not been disclosed or made available to Parent or its Representatives on or prior to the date of this Agreement. There are no pending or, to the knowledge of the Company, threatened actions or proceedings by the FDA, EMA or any other Governmental Body which would prohibit or impede the potential future commercial sale of any Company Product. To the knowledge of the Company, there are no Company Contracts, including settlements with Governmental Bodies, which would reasonably be expected to impose obligations for independent review and oversight of marketing and sales practices or limit in any material respect the ability of any Acquired Corporation or Collaboration Partner (with respect to any Company Product) to develop, manufacture, market or sell any of the Company Products.

   (c)      None of the Acquired Corporations or, to the knowledge of the Company, any Collaboration Partner (with respect to any Company Product) has (i) made an untrue statement of a material fact or fraudulent statement to the FDA, EMA or any Governmental Body, (ii) failed to disclose a material fact required to be disclosed to the FDA, EMA or other Governmental Body or (iii) committed any other act, made any statement or failed to make any statement, that (in any such case) establishes a reasonable basis for the FDA to invoke its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy or for any other Governmental Body to invoke a similar remedy. None of the Acquired Corporations is the subject of any pending or, to the Company’s knowledge, threatened investigation by the FDA pursuant to its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy or by any other Governmental Body pursuant to any similar Legal Requirement.

   (d)      Except as would not reasonably be expected to have a Material Adverse Effect, each of the Acquired Corporations, and to the Company’s knowledge, each of its Collaboration Partners (with respect to the Company Products) is in compliance and has, for the past three years, been in compliance with all healthcare Legal Requirements applicable to the operation of its business as currently conducted, including, (i) any and all federal, state and local fraud and abuse laws, including the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7(b)), the civil False Claims Act (31 U.S.C. § 3729 et seq.) and the regulations promulgated pursuant to such statutes and any foreign equivalents; (ii) the Clinical Laboratory Improvement Amendments of 1988 and any foreign equivalents; and (iii) Legal Requirements relating to the billing or submission of claims, collection of accounts receivable, underwriting the cost of, or provision of management or administrative services in connection with, any and all of the foregoing, by the Company. None of the Acquired Corporations is, and to the Company’s knowledge, none of the Collaboration Partners (with respect to the Company Products) is currently subject to any enforcement, regulatory or administrative proceedings against or affecting any Company Product relating to or arising under the FDCA, PHSA or similar Legal Requirements, and, to the Company’s knowledge, no such enforcement, regulatory or administrative proceeding has been threatened.

   (e)      All Pharmaceutical Products, and to the knowledge of the Company, Collaboration Pharmaceutical Products are being developed, labeled, stored, tested and distributed in material compliance with all applicable requirements under all applicable Legal Requirements, including the FDCA, the PHSA, their implementing regulations, and all federal, state, local and foreign regulatory requirements of any Governmental Body, including those relating to investigational use, premarket clearance and applications or abbreviated applications to market a new Product.

   (f)      No Company Product has been recalled, suspended, discontinued or the subject of a refusal to file, clinical hold, deficiency or similar action letter (including any correspondence questioning data integrity) as a result of any action by the FDA or any other similar foreign Governmental Body by the Company or any of its Subsidiaries or, to the knowledge of the Company, any Collaboration Partner, in the United States or outside of the United States.

   (g)      To the knowledge of the Company, there are no facts, circumstances or conditions that would reasonably be expected to form the basis for any investigation, audit, suit, claim, action or proceeding with respect to any action to withdraw or delay approval of, place restrictions on the production, dosing, clinical use or testing, or sales or marketing of, or request the recall, suspension or discontinuation of, any Company Product.

3.13      Product Registration Files. The product and product candidate registration files, dossiers and supporting materials of the Acquired Corporations, and to the knowledge of the Company, each of its Collaboration Partners (with respect to the Company Products), have been maintained in all material respects in accordance with reasonable industry standards. Each of the Acquired Corporations and, to the knowledge of the Company, each of its Collaboration Partners (with respect to the Company Products), has in its possession copies of all the material documentation filed in connection with filings made by the Acquired Corporations or such Collaboration Partners in all jurisdictions for regulatory approval or registration of the Company Products, as the case may be.

3.14      Certain Business Practices. Each of the Acquired Corporations (a) is in compliance in all material respects with the Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act and any other U.S. or foreign Legal Requirement concerning corrupt payments applicable to any Acquired Corporation and (b) between January 1, 2011 and the date of this Agreement, none of the Acquired Corporations has, to the knowledge of the Company, been investigated by any Governmental Body with respect to, or been given notice by a Governmental Body of, any violation by any of the Acquired Corporations of the Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act, or any other U.S. or foreign Legal Requirements concerning corrupt payments. None of the Acquired Corporations nor, to the knowledge of the Company, any Company Associate or agent authorized to act, and acting, on behalf of an Acquired Corporation has paid or given, offered or promised to pay or give, or authorized or ratified the payment or giving, directly or indirectly, of any monies or anything of value to any national, provincial, municipal or other government official or employee or any political party or candidate for political office or Governmental Body for the direct or indirect purpose of influencing any act or decision of such Person or of the Governmental Body to obtain or retain business, or direct business to any person or to secure any other improper benefit or advantage that has or would reasonably be likely to result in a violation of applicable Legal Requirements. For purposes of this provision, an “official or employee” includes any known official or employee of any directly or indirectly government-owned or – controlled entity, and any known officer or employee of a public international organization, as well as any person known to be acting in an official capacity for or on behalf of any such government or department, agency, or instrumentality, or for or on behalf of any such public international organization.

3.15      Communications. The Company has made available to Parent prior to the date of this Agreement true and complete copies of (i) all material filings made by an Acquired Corporation with the FDA, the EMA or equivalent Governmental Body in its possession or control and (ii) all material correspondence with the FDA, EMA or equivalent Governmental Body (including communications regarding marketing applications, potential product labels, status of review, potential for requiring a Risk Evaluation and Mitigation Strategy, Special Protocol Assessments documentation, Scientific Advice documentation, orphan drug designation, pricing and reimbursement) in its possession or control, in each case with regard to the Company Products.

3.16      Tax Matters.

    (a)      (i) Each of the Tax Returns required to be filed by or on behalf of the respective Acquired Corporations with any Governmental Body on or before the Closing Date (the “Acquired Corporation Returns”) have been or will be filed on or before the applicable due date (including any extensions of such due date), and have been, or will be when filed, prepared in material compliance with all applicable Legal Requirements and are true and correct in all material respects, and (ii) all amounts shown on the Acquired Corporation Returns to be due or required to be withheld on or before the Closing Date (and all other material Taxes, whether or not shown as due on any Acquired Corporation Returns) have been or will be paid or withheld on or before the Closing Date.

    (b)      Each of the Acquired Corporations has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party, and all Forms W-2 and 1099 required with respect thereto have been completed and timely filed in material compliance with all applicable Legal Requirements.

    (c)      The Company’s financial statements accrue all actual and contingent liabilities for unpaid material Taxes of the Acquired Corporations with respect to all periods through the dates thereof in accordance with GAAP. The Company shall establish, in the ordinary course of business and consistent with its past practices, reserves adequate for the payment of all material unpaid Taxes by or on behalf of the Acquired Corporations for the period from the date of the Balance Sheet through the Closing Date.

    (d)      There are (i) no current examinations or audits of any Acquired Corporation Return in progress involving Taxes and (ii) no written notice of a claim or pending investigation has ever been received by any of the Acquired Corporations from any Governmental Body in any jurisdiction where an Acquired Corporation does not file Tax Returns or pay Taxes that such Acquired Corporation is or may be subject to Taxes in that jurisdiction or may have a duty to file Tax Returns in that jurisdiction. The Company has delivered or made available to Parent or Parent’s Representatives prior to the date of this Agreement accurate and complete copies of all audit reports and similar documents (to which the Company has access) relating to Acquired Corporation Returns. No extension or waiver of the limitation period applicable to any of the Acquired Corporation Returns has been requested or granted or is currently in effect.

    (e)      To the knowledge of the Company, no Legal Proceeding is pending or threatened in writing against or with respect to the Acquired Corporations in respect of any Tax. No deficiency of material Taxes in respect of the Acquired Corporations has been asserted in writing as a result of any audit or examination by any Governmental Body that is not adequately reserved for in the Company’s financial statements in accordance with GAAP or has not been otherwise resolved or paid in full.

    (f)      None of the Acquired Corporations has ever been a member of an affiliated combined, consolidated or unitary Tax group for purposes of filing any Tax Return other than a group of which the Company was the common parent, or incurred any liability for the Taxes of any Person (other than the Company or any of the other Acquired Corporations) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign law), as a transferee or successor, or otherwise.

    (g)      Other than commercial agreements entered into in the ordinary course of business, the principal purpose of which is not related to Taxes, none of the Acquired Corporations is a party to, bound by, or has any obligation under any Tax sharing, Tax allocation or Tax indemnity agreement.

    (h)      None of the Acquired Corporations have been either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

    (i)      None of the Acquired Corporations has entered into any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

    (j)      The Acquired Corporations (i) have properly reported to the IRS any “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4, and (ii) as of the date of this Agreement, have not entered into any such “reportable transactions” that are not yet required to be reported to the IRS.

    (k)      None of the Acquired Corporations will be required to include any material item of income in, or exclude any material item of deduction from, the computation of taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the

Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition made on or prior to the Closing Date, or (iv) prepaid amount received on or prior to the Closing Date outside the ordinary course of business.

    (l)       None of the Acquired Corporations is a “passive foreign investment company” within the meaning of Section 1297 of the Code or a “controlled foreign corporation” within the meaning of Section 957 of the Code. Part 3.16(l) of the Company Disclosure Schedule sets forth (i) the classification of the Acquired Corporations for U.S. federal income tax purposes and (ii) each election under Treasury Regulations Section 301.7701-3(c) that has been filed with respect to the Acquired Corporations.

    (m)     None of the Acquired Corporations has or has had a permanent establishment, as defined in an applicable Tax treaty or convention, in a country other than the country in which it is resident for tax purposes. Each Acquired Corporation has collected all material sales, use, value added, and similar Taxes (such Taxes being material either individually or in the aggregate) required to be collected and have timely remitted (taking into account any applicable extensions) such Taxes to the appropriate Governmental Body.

    (n)      The Company has made available to Parent or Parent’s Representatives prior to the date of this Agreement true and correct copies of the U.S. federal, state and local income and franchise Tax Returns and all non-U.S. income Tax Returns filed by or with respect to the Acquired Corporations for each of the fiscal years ended December 31, 2011, and 2010, and true and correct copies of all examination reports and statements of deficiencies assessed against or agreed to by the Acquired Corporations or any of its or their respective predecessors since December 31, 2009 with respect to Taxes of any type.

    (o)      There are no Encumbrances for Taxes upon the assets of the Acquired Corporations (other than with respect to liens for Taxes incurred in the ordinary course of business consistent with past practice that are not yet due and payable).

    (p)      The Company is not, and has not been at any time during the five-year period ending on the Closing Date, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

    (q)      No Acquired Corporation has entered into any material closing agreement, private letter ruling, technical advice memoranda, or similar agreement or ruling with any Tax authority, nor has any been issued by any Tax authority.

3.17      Employee Matters; Benefit Plans.

  (a)      Except as required by applicable Legal Requirements, the employment of each of the Acquired Corporation’s employees is terminable by the applicable Acquired Corporation at will.

  (b)      None of the Acquired Corporations is a party to, or has a duty to bargain for or is currently negotiating in connection with entering into, any collective bargaining agreement or other Contract with a labor organization or works council representing any of its employees and there are no labor organizations or works councils representing, purporting to represent or, to the knowledge of the Company, seeking to represent any employees of any of the Acquired Corporations. No collective agreements applicable to the Company exist at any of the Acquired Corporations. There has not been any strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute, question concerning representation, union organizing activity, or any threat thereof, or any similar activity or dispute, affecting any of the Acquired Corporations or any of their employees. There is not now pending, and, to the knowledge of the Company, no Person has threatened to commence, any such strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute, question regarding representation or union organizing activity or any similar activity or dispute. There is no claim or grievance pending or, to the knowledge of the Company, threatened relating to any Employee Plan, wages and hours, leave of absence, plant closing notification, employment statute or regulation, privacy right, labor dispute, workers’ compensation policy or long-term disability policy, safety, retaliation, immigration or discrimination matters involving any Company Associate, including charges of unfair labor practices (including equal employment opportunity laws), terms and conditions of employment, occupational safety and health, affirmative action, employee privacy or harassment complaints. The Acquired Corporations are in material compliance with any affirmative action plans and requirements. The Acquired Corporations are in material compliance with all Legal Requirements respecting labor, employment, fair employment practices (including equal employment opportunity laws), terms and conditions of employment, workers’ compensation, occupational safety and health, affirmative action, employee privacy, notice and other requirements under the Worker Adjustment and Retraining Notification Act of 1988 (“WARN”) and any other similar applicable foreign, state, or local statutes or regulations of any jurisdiction relating to any plant closing or mass layoff (or similar triggering event), and wages and hours.

  (c)      None of the Acquired Corporations is delinquent in payments to any Company Associate for any wages, salaries, commissions, bonuses or other direct compensation for any services performed for it or amounts required to be reimbursed to such Company Associates. None of the Acquired Corporations is liable for any payment to any trust or other fund or to any Governmental Body, with respect to unemployment compensation benefits, social security or other benefits or obligations for Company Associates (other than routine payments to be made in the ordinary course of business consistent with past practice) and freelancer/independent contractors.

  (d)      Part 3.17(d) of the Company Disclosure Schedule sets forth a true and complete list of the material Employee Plans (excluding consulting agreements with independent contractors who are not natural persons). Part 3.17(d) of the Company Disclosure Schedule separately identifies (i) each Employee Plan that contains a change in control provision and (ii) each Employee Plan that is maintained primarily for the benefit of Company Associates outside the United States, including each retirement plan, pension plan, deferred compensation and life insurance plan (each, an “International Employee Plan”). The Company has made available to Parent or Parent’s Representatives on or prior to the date of this Agreement with respect to each Employee Plan: (A) all material plan documents and all amendments thereto, and all related trust agreements, insurance contracts or other funding documents, (B) all determination letters, rulings, opinion letters, information letters or advisory opinions issued by the IRS or the United States Department of Labor (“DOL”) during the last three years, (C) the most recent annual actuarial valuation (including relevant actuarial assumptions), if any, the most recent statement of plan assets and liabilities (or book reserves and any funding arrangements made with respect to such plans) and annual reports (Form Series 5500 and all schedules and financial statements attached thereto), (D) the most recent summary plan descriptions and any material modifications thereto, (E) the most recent nondiscrimination tests performed under the Code (including 401(k) and 401(m) tests) for each Employee Plan, and (F) all material correspondence to or from the IRS, the DOL, or any other Governmental Body for the last three years, including any filings under the IRS’ Employee Plans Compliance Resolution System Program or any of its predecessors or the DOL Delinquent Filer Program.

  (e)      None of the Employee Plans is (i) subject to Title IV of ERISA and none of the Acquired Corporations nor any of their ERISA Affiliates have incurred any direct or indirect liability under or by operation of Title IV of ERISA, (ii) a “multiemployer plan” as defined in Section 3(37) of ERISA, or (iii) subject to Section 412 of the Code.

  (f)      Each of the Employee Plans that is intended to be qualified under Section 401(a) of the Code has obtained a favorable determination letter (or opinion letter, if applicable) as to its qualified status under the Code, including all currently effective amendments to the Code, and to the knowledge of the Company, nothing has occurred that would be reasonably expected to result in the loss of such qualification or exemption, except for such events that can be remedied without material liability to the Acquired Corporations; any such plan that has been terminated by an Acquired Corporation during the last three years has been terminated in accordance with all applicable Legal Requirements (including ERISA and the Code), and such Acquired Corporation has obtained (or has an application pending for) a favorable determination letter regarding the qualification status of such Employee Plan under Section 401(a) of the Code upon its termination. Each of the Employee Plans (including any related trust) is now and has for the last six years been operated in accordance with its terms and all applicable Legal Requirements, including ERISA and the Code, except where the failure to operate such Employee Plans in accordance with their terms and applicable Legal Requirements did not and could not, individually or in the aggregate, result in any material liability to the Acquired Corporations. For the last six years, the Acquired Corporations have performed in all material respects all obligations required to be performed by them under, are not in any material respect in default under or in violation of, and, to the knowledge of the Company, there is no default or violation by any other party to, any Employee Plan, and no event has occurred and, to the knowledge of the Company, there exists no condition or set of circumstances, that the Company would reasonably expect to subject any Acquired Corporation to any material liability under the terms of, or with respect to, such Employee Plans, ERISA, the Code or any other applicable Legal Requirement. None of the Acquired Corporations, nor, to the knowledge of the Company, any other Person or entity, has made any commitment to modify, change or terminate any Employee Plan in a manner to materially increase the liability of any Acquired Corporation to provide benefits, other than with respect to a modification, change or termination required by applicable Legal Requirements, including ERISA and the Code, and there has been no action with respect to or amendment to, or written interpretation or announcement by any Acquired Corporation regarding any Employee Plan that would materially increase the expense of maintaining such Employee Plan above the level of expense incurred with respect to that plan for the fiscal year ended December 31, 2012 (including any announcement regarding any increase in any Acquired Corporation’s discretionary contribution under any Employee Plan intended to be qualified under Section 401(a) of the Code).

  (g)      (i) No Acquired Corporation, any Employee Plan nor, to the knowledge of the Company, any trustee, administrator or other third-party fiduciary and/or party-in-interest thereof, has engaged in any breach of fiduciary responsibility or any “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) to which Section 406 of ERISA or Section 4975 of the Code applies and which could subject any Acquired Corporation or any of their ERISA Affiliates, any Employee Plan or trustee, administrator or other third-party fiduciary and/or party-in-interest thereof to a material tax or penalty on prohibited transactions imposed by Section 4975 of the Code, (ii) no suit, administrative proceeding, action or other litigation has been brought, or to the knowledge of the Company is threatened, against or with respect to any such Employee Plan, any fiduciaries thereof with respect to their duties to the Employee Plans or the assets of any of the trusts under any of the Employee Plans, including any audit or inquiry by the IRS, the DOL, the United States Pension Benefit Guaranty Corporation, or the United States Department of Health and Human Services, except as would not individually or in the aggregate be reasonably likely to result in a Material Adverse Effect, (iii) with respect to each Employee Plan all Tax, annual reporting and other governmental filings required by ERISA and the Code have been timely filed with the appropriate Governmental Body and all notices and disclosures required under applicable Legal Requirements have been timely provided to participants, except as would not result in any material liability to any Acquired Corporation, (iv) all contributions and payments to such Employee Plan are deductible under Code Sections 162 or 404, and (v) no assets of any Employee Plan are subject to a material amount of Tax as unrelated business taxable income under Section 511 of the Code.

  (h)      None of the Acquired Corporations nor any ERISA Affiliate is subject to any material liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any Employee Plan. All required contributions in respect of any Employee Plan have been timely made or properly accrued on the financial statements included in or incorporated by reference into the Company SEC Documents.

  (i)      Except to the extent required under an applicable Legal Requirement, neither the Acquired Corporations nor any Employee Plan has any present or future obligation to make any payment to, or with respect to, any present or former Company Associate pursuant to any post-employment or retiree medical benefit plan or other post-employment retiree welfare plan. None of the Acquired Corporations have any material unsatisfied obligations to pay or reimburse insurance premiums to any present or former Company Associates or their qualified beneficiaries pursuant to the Consolidated Omnibus Reconciliation Act of 1985, as amended, and the regulations (including proposed regulations) thereunder, the Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations thereunder, or any other applicable Legal Requirement governing health care coverage extension or continuation. No Acquired Corporation nor any ERISA Affiliate has ever maintained, established, sponsored, participated in or contributed to any self-insured “employee welfare benefit plan” within the meaning of Section 3(2) of ERISA, including any such plan pursuant to which a stop-loss policy or contract applies (other than a health care reimbursement plan under Section 125 of the Code).

  (j)      Part 3.17(j)(A) of the Company Disclosure Schedule sets forth a complete and accurate list, as of the date of this Agreement, of the following with respect to each Company Associate who is an active employee on the date hereof: (i) employee identification number assigned by the Acquired Corporations, (ii) name and title/position, except for those international Company Associates, (iii) annual base salary or hourly wage, (iv) annual bonus target for the 2013 calendar year, (v) equity grant target for the 2013 calendar year, and if there was no such equity grant target, the value of the equity granted in 2013, (vi) accrued vacation, (vii) date of hire, (viii) geographic location, (ix) functional area and (x) the Company’s (or its Subsidiary’s) classification of such Company Associate as exempt or non-exempt with respect to the Fair Labor Standards Act and any applicable state, local or foreign wage and hour laws, to the extent applicable. Part 3.17(j)(B) of the Company Disclosure Schedule sets forth a complete and accurate list, as of the date of this Agreement, of the following with respect to each Company Associate who is an active independent contractor (who is a natural person) on the date hereof: (i) name, and (ii) department to which the contractor is assigned. No Acquired Corporation is obligated to employ or to rehire persons not listed on Part 3.17(j) of the Company Disclosure Schedule, except as required by applicable Legal Requirements.

  (k)     To the knowledge of the Company, all International Employee Plans comply in all material respects with the applicable local Legal Requirements. None of the Acquired Corporations have any material unfunded liabilities with respect to any such International Employee Plans. As of the date of this Agreement, to the knowledge of the Company, there is no pending or threatened litigation relating to any International Employee Plan.

  (l)      There has not been in the last three years, and there is not pending or, to the knowledge of the Company, threatened, any claim, lawsuit, audit, investigation or arbitration that has been asserted or instituted against any Acquired Corporation by any Governmental Body relating to the legal status or classification of an individual classified by any Acquired Corporation as a non-employee (such as an independent contractor, a leased employee, a consultant or special consultant). Part 3.17(1) of the Company Disclosure Schedule lists any filings made by any Acquired Corporation under the IRS’ Voluntary Classification Settlement Program.

  (m)    There are no loans by any Acquired Corporation to any Company Associates outstanding on the date of this Agreement (other than loans under any Employee Plan intended to qualify under Section 401(k) of the Code and routine travel advances made in the ordinary course of business).

  (n)     With respect to each Employee Plan that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(l) of the Code), (i) such plan has been operated in all material respects since January 1, 2005 in good faith compliance with Section 409A of the Code and all applicable IRS guidance promulgated thereunder to the extent such plan is subject to Section 409A of the Code and so as to avoid any Tax, interest or penalty thereunder and (ii) the document or documents that evidence each such plan have complied with the provisions of Section 409A of the Code and the final regulations under Section 409A of the Code in all material respects since January 1, 2009. No payments on account of the transactions contemplated by this Agreement would cause any material liability to an Acquired Corporation under Section 409A of the Code.

  (o)      No amount that could be received by any employee, officer or director of any Acquired Corporation in connection with the transactions contemplated hereby would fail to be deductible under Section 280G of the Code or result in an excise tax under Section 4999 of the Code. On or prior to the date hereof, the Company has delivered to Parent or Parent’s Representatives a reasonable estimate of the Company’s good faith calculations related to any potential liability of any Acquired Corporation, or any Company Associate thereof, under Section 280G or Section 4999 of the Code, respectively.

  (p)      None of the Acquired Corporations have any obligation to provide (whether pursuant to an Employee Plan or otherwise) a “gross-up”, indemnity payment or otherwise to compensate any individual with respect to the additional taxes or interest pursuant to Section 280G of the Code, Section 4999 of the Code or Section 409A of the Code.

  (q)      Neither the execution and delivery of this Agreement or other related agreements, nor the consummation of the Offer, the Merger and the other Transactions will or may (either alone or in conjunction with any other event, such as termination of employment), (i) result in any payment (including severance but excluding unemployment compensation required by Legal Requirements) becoming due to any Company Associate under any Employee Plan, (ii) increase any benefits otherwise payable under any Employee Plan, (iii) result in any acceleration of the time of payment or vesting of any benefits under any Employee Plan, (iv) result in the forgiveness of any indebtedness, (v) result in the imposition of any restrictions with respect to the amendment or termination of any of the Employee Plans, (vi) result in any obligation to fund a trust or similar instrument for future benefits under any of the Employee Plans or (vii) result in any payment under any Employee Plan which would not be deductible under Section 162(m) of the Code. No individual who is a party to a Company Employee Agreement listed in Part 3.17(q) of the Company Disclosure Schedule has terminated employment or been terminated by an Acquired Corporation, nor has any event occurred that could give rise to a termination event, in either case under circumstances that have given, or could give, rise to a severance obligation on the part of an Acquired Corporation under such agreement.

3.18      Environmental Matters.

  (a)      Each Acquired Corporation is, and has at all times been, in compliance in all material respects with all applicable Environmental Laws (except where the failure to comply with Environmental Laws did not and would not individually or in the aggregate, reasonably be expected to impose or result in a material liability that is the responsibility of the Acquired Corporations). During the past three (3) years, neither the Company, nor any other Acquired Corporation, has received any written notice from a Governmental Body that alleges that any Acquired Corporation has been in violation of, or is subject to liability under, in any material respect any Environmental Law. To the knowledge of the Company, no current or prior owner of any property leased, owned or controlled by the Acquired Corporations has received any written notice from a Governmental Body that alleges that such current or prior owner or any Acquired Corporation has been in violation of, or is subject to liability under, in any material respect any Environmental Law. Neither the Company nor any other Acquired Corporation has installed or used any of the following in connection with its business, and to the knowledge of the Company, none of the following are present at the Leased Real Property: (i) underground storage tanks for Hazardous Materials; (ii) any landfill, wastewater impoundment or other unit for the treatment or disposal of Hazardous Materials; (iii) filled in land or wetlands; (iv) PCBs; (v) toxic mold; (vi) lead-based paint; or (vii) asbestos-containing materials. Except as would not result in any material liability to the Acquired Corporations, there has not been, and the Acquired Corporations have not caused, any Release of Hazardous Materials at, on, under or from any real property currently or formerly owned, operated or leased by the Acquired Corporations, during the period of such ownership, operation, or tenancy, and to the Company’s knowledge, there has been no Release of Hazardous Materials at, on, under, or from the Leased Real Property. Except as would not result in any material liability to the Acquired Corporations, the Acquired Corporations have not disposed or recycled, or arranged for the disposal or recycling, of any Hazardous Materials at any third party property. None of the Acquired Corporations is subject to any order, decree, injunction or other arrangement with any Governmental Body relating to liability or obligations under any Environmental Law. To the knowledge of the Company, there are no other circumstances or conditions involving any Acquired Corporation that could reasonably be likely to result in any material claim, liability, investigation, cost or restriction on the ownership, operation, use, or transfer of any property pursuant to any Environmental Law.

    (b)      The Acquired Corporations have made available to Parent or Parent’s Representatives prior to the date of this Agreement copies of all environmental assessments, reports, studies, memoranda, sampling data, audits and all material documents in their possession (in each case, that is dated within the last four (4) years) that relate to their compliance with, or liability under, Environmental Laws or the environmental condition of any real property that the Company or any other Acquired Corporation has owned, operated or leased that would reasonably be expected to result in any material liability of any of the Acquired Corporations.

3.19      Insurance.

  (a)      Part 3.19 of the Company Disclosure Schedule sets forth a list of each insurance policy under which any Acquired Corporation is an insured or otherwise the principal beneficiary of coverage, and all material self-insurance programs and arrangements relating to the business, assets and operations of the Acquired Corporations. The Company has delivered or otherwise made available to Parent or Parent’s Representatives prior to the date of this Agreement true and complete copies of all such policies, programs and arrangements and all such policies, programs and arrangements are in full force and effect. The Acquired Corporations are presently insured for reasonable amounts with financially sound and reputable insurance companies against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured.

  (b)      As of the date of this Agreement, there is no claim pending under any of the Acquired Corporations’ insurance policies or fidelity bonds as to which coverage has been questioned, denied or disputed, in whole or in part, by the underwriters of such policies or bonds. The Acquired Corporations are in compliance in all material respects with the terms of such policies and bonds and, to the knowledge of the Company, no event has occurred which, with notice or lapse of time, would constitute a breach or default, or permit termination or modification, under any such policy or bond. The Company has no knowledge as of the date of this Agreement of any threatened termination of, or material premium increase with respect to, or the future unavailability on substantially the same terms of, any of such policies or bonds. At no time subsequent to December 31, 2011 has any Acquired Corporation (a) been denied any material insurance or indemnity bond coverage which it has requested or (b) made any material reduction in the scope or amount of its insurance coverage.

3.20      Transactions with Affiliates. Between January 1, 2012 and the date of this Agreement, there is no transaction, or series of similar transactions, agreements, arrangements or understandings, nor is there any proposed transaction or series of similar transactions, agreements, arrangements or understandings to which any of the Acquired Corporations was or is to be a party that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC.

3.21      Legal Proceedings; Orders.

  (a)      There is no Legal Proceeding pending and served (or, to the knowledge of the Company, pending and not served or threatened) against the Acquired Corporations, including those relating to environmental and occupational safety and health matters, or any other facts or circumstances of which the Company has knowledge that would reasonably be expected to result in any claims against, or obligations or liabilities of, the Acquired Corporations that (i) individually or in the aggregate, if determined adversely to an Acquired Corporation would reasonably be expected to have a Material Adverse Effect or (ii) as of the date of this Agreement, challenge the validity of, or seek to prevent consummation of, the Offer, the Merger or any other Transaction.

  (b)      There is no order, writ, injunction, decree, arbitration ruling, award, judgment or other finding to which any Acquired Corporation is subject that is, individually or in the aggregate, reasonably likely to have a Material Adverse Effect.

  (c)      To the Company’s knowledge, no investigation or review by any Governmental Body with respect to the Acquired Corporations is pending or is being overtly threatened, other than any investigations or reviews that, individually or in the aggregate, would not reasonably be likely to have a Material Adverse Effect.

3.22      Authority; Binding Nature of Agreement. Assuming the transactions contemplated by this Agreement are consummated in accordance with Section 251(h) of the DGCL and assuming the accuracy of Parent’s and Purchaser’s representation and warranty set forth in Section 4.8, the Company has the corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Transactions. The Board of Directors of the Company (at a meeting duly called and held) has unanimously (a) determined that this Agreement and the Transactions are advisable and in the best interests of the Company and its stockholders, (b) approved and declared advisable this Agreement, the Offer, the Merger and the other Transactions in accordance with the requirements of the DGCL, (c) resolved to recommend that stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer and (d) to the extent necessary, adopted a resolution having the effect of causing the Merger, this Agreement and the transactions contemplated by this Agreement not to be subject to any state takeover law or similar Legal Requirement that might otherwise apply to the Merger or any of the other transactions contemplated by this Agreement. Except in compliance with Sections 1.2(c) and 5.4 of this Agreement, none of the foregoing resolutions by the Board of Directors of the Company have been amended, rescinded or modified. This Agreement has been duly executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company and assuming due authorization, execution and delivery by Parent and Purchaser, is enforceable against the Company in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

3.23      Section 203 of the DGCL, Etc. Not Applicable. As of the date hereof and at all times on or prior to the Offer Acceptance Time and assuming the accuracy of Parent’s and Purchaser’s representation and warranty set forth in Section 4.8, the Board of Directors of the Company has taken and will take all actions so that the restrictions (whether procedural, voting, approval, fairness or otherwise) applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the timely consummation of the Transactions and will not restrict, impair or delay the ability of Parent or Purchaser to vote or otherwise exercise all rights as a stockholder of the Company. No “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation or any anti-takeover provision in the Company’s certificate of incorporation or bylaws is, or at the Effective Time will be, applicable to the Shares, the Offer, the Merger or the other Transactions.

3.24      Vote Required. Assuming the transactions contemplated by this Agreement are consummated in accordance with Section 251(h) of the DGCL and assuming the accuracy of Parent’s and Purchaser’s representation and warranty set forth in Section 4.8, no stockholder votes or consents are necessary to authorize this Agreement or to consummate the Transactions.

3.25      Non-Contravention; Consents. Assuming compliance with the applicable provisions of the DGCL, the HSR Act and the listing requirements of the NASDAQ Global Select Market, the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement will not: (a) result in a breach or violation of, or default under, any of the provisions of the certificate of incorporation or bylaws of the Company or the comparable governing instruments of any of the other Acquired Corporations; (b) with or without notice or lapse of time or both, result in a breach or violation of, a termination (or right of termination) or default under, any change in or acceleration or creation of any obligations or the creation of any Encumbrance on any assets of any Acquired Corporation or change or loss of rights pursuant to, any Company Material Contract, in each case, that would be binding upon any Acquired Corporation, except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect; or (c) result in a material breach or violation of any Legal Requirement applicable to any Acquired Corporation. Except as may be required by the Exchange Act and state takeover laws, the DGCL, the HSR Act and the rules and regulations of NASDAQ, neither the Company nor any of its Affiliates is required to give notice to, deliver any report to, make any filing with, or obtain any Consent from any Person at any time prior to the Closing in connection with the execution, delivery and performance of this Agreement, or the consummation by the Company of the Offer, the Merger and the other Transactions, except those that the failure to make or obtain are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect.

3.26      Fairness Opinion. The Company’s Board of Directors has received the written opinion of Centerview Partners LLC as financial advisor to the Company (the “Company Financial Advisor”), dated the date of this Agreement, to the effect that, as of the date of such opinion, and subject to the assumptions, qualifications and limitations set forth therein, the Offer Price is fair, from a financial point of view, to the Company stockholders (other than Parent and its Affiliates). The Company will make available to Parent solely for informational purposes a signed copy of the fairness opinion as soon as possible following the execution of this Agreement (and, in any event, within two (2) business days following the execution of this Agreement).

3.27      Financial Advisor. Neither the Company nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the Offer, the Merger or the other Transactions, except that the Company has employed the Company Financial Advisor, and the Company has made available to Parent prior to the execution of this Agreement a true and complete copy of all agreements between the Company and the Company Financial Advisor pursuant to which such firm would be entitled to any payment relating to the Offer, the Merger and the other Transactions.

3.28      Conflict Minerals. No Conflict Minerals are necessary to the functionality or production of a product manufactured or contracted by the Company to be manufactured or any product currently proposed to be manufactured by the Company or any of the Subsidiaries or on its behalf in the future. “Conflict Minerals” means: (1) columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten, unless the Secretary of State of the United States determines that additional derivatives are financing conflict in the Democratic Republic of the Congo or a country that shares an internationally recognized border with the Democratic Republic of the Congo; and (2) any other mineral or its derivatives determined by the Secretary of State of the United States to be financing conflict in the Democratic Republic of the Congo or a country that shares an internationally recognized border with the Democratic Republic of the Congo.

3.29      Disclosure.

    (a)      None of the information with respect to the Acquired Corporations supplied or to be supplied by or on behalf of the Company for inclusion in the Offer Documents will, at the time of the filing of the Offer Documents, at any time it is amended or supplemented or at the time of any distribution or dissemination of the Offer Documents and at the time of the consummation of the Offer, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. At the time of the filing, at any time it is amended or supplemented and at the time of publication, distribution and dissemination to the Company’s stockholders, the Schedule 14D-9 (i) will comply in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder and (ii) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. For clarity, the representations and warranties in this Section 3.29(a) will not apply to statements or omissions included or incorporated by reference in the Offer Documents or the Schedule 14D-9 based upon information supplied to the Company by Parent or Purchaser or any of their Representatives specifically for inclusion therein.

    (b)      The Company Financing Information is Compliant.

    (c)      Except for the representations and warranties made by the Company in this Agreement, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or its Subsidiaries, or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the transactions contemplated hereby, and the Company hereby disclaims any such other representations and warranties.

Section 4.      Representations and Warranties of Parent and Purchaser

Parent and Purchaser hereby represent and warrant to the Company as follows:

4.1      Due Organization. Except with respect to matters that, individually or in the aggregate, would not materially and adversely affect Parent’s or Purchaser’s ability to consummate the Transactions, each of Parent and Purchaser is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all necessary power and authority: (a) to conduct its business in the manner in which its business is currently being conducted; and (b) to own and use its assets in the manner in which its assets are currently owned and used. Parent has delivered or made available to Company or Company’s Representatives prior to the date of this Agreement accurate and complete copies of the certificate of incorporation, bylaws and other charter and organizational documents of Purchaser, including all amendments thereto.

4.2      Purchaser. Purchaser was formed solely for the purpose of engaging in the transactions contemplated hereby and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby. Parent owns beneficially and of record all of the outstanding capital stock of Purchaser.

4.3      Authority; Binding Nature of Agreement. Parent and Purchaser have the corporate power and authority to execute and deliver and perform their obligations under this Agreement; and the execution, delivery and performance by Parent and Purchaser of this Agreement have been duly authorized by all necessary action on the part of Parent and Purchaser and their respective boards of directors, and no other corporate proceedings on the part of Parent or Purchaser are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, other than, with respect to the Merger, the filing of the Certificate of

Merger with the Secretary of State of the State of Delaware in accordance with the DGCL. This Agreement constitutes the legal, valid and binding obligation of Parent and Purchaser, and assuming due authorization, execution and delivery by the Company, is enforceable against them in accordance with its terms, subject to (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (b) rules of law governing specific performance, injunctive relief and other equitable remedies. This Agreement has been duly adopted immediately following its execution by Parent as the sole stockholder of Purchaser in accordance with the DGCL.

4.4      Non-Contravention; Consents. Assuming compliance with the applicable provisions of the HSR Act, the execution, delivery and performance of this Agreement by Parent and Purchaser, and the consummation by Parent and Purchaser of the transactions contemplated by this Agreement, will not: (a) result in a breach or violation of, or default under, any of the provisions of the certificate of incorporation or bylaws of Parent or Purchaser; (b) result in a breach or violation by Parent or Purchaser of any Legal Requirement applicable to Parent or Purchaser, or to which they are subject; or (c) with or without notice or lapse of time or both, result in a breach or violation of, a termination (or right of termination) or default under, any change in or acceleration or creation of any obligations or the creation of any Encumbrance on the assets of Parent or Purchaser or change or loss of rights pursuant to, any Contract, in each case, that would be binding upon Parent or Purchaser, except as, individually or in the aggregate, would not materially and adversely affect Parent’s or Purchaser’s ability to consummate the Transactions. Except as may be required by the Exchange Act, blue sky Legal Requirements and state takeover laws, the DGCL or the HSR Act and the rules and regulations of NASDAQ, neither Parent nor Purchaser, nor any of Parent’s other Affiliates, is required to make any filing with or give any notice or report to, or to obtain any Consent from, any Person at or prior to the Closing in connection with the execution, delivery and performance of this Agreement by Parent or Purchaser or the consummation by Parent or Purchaser of the Offer, the Merger and the other Transactions contemplated hereby, except those that the failure to make or obtain, individually or in the aggregate, would not materially and adversely affect Parent’s or Purchaser’s ability to consummate the Transactions. No vote of Parent’s stockholders is necessary to approve this Agreement or any of the transactions contemplated by this Agreement.

4.5      Disclosure.

  (a)      None of the information with respect to Parent or Purchaser supplied or to be supplied by or on behalf of Parent or Purchaser for inclusion in the Schedule 14D-9 will, at the time of the filing of the Schedule 14D-9, at any time it is amended or supplemented or at the time of any distribution or dissemination of the Schedule 14D-9, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. At the time of the filing of the Offer Documents, at any time any Offer Document is amended or supplemented and at the time of the distribution and dissemination of the Offer Documents and at the time of the consummation of the Offer, the Offer Documents (i) will comply in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder and (ii) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. For clarity, the representations and warranties in this Section 4.5(a) will not apply to statements or omissions included or incorporated by reference in the Offer Documents based upon information supplied to Parent by the Acquired Corporations or any of their Representatives specifically for inclusion therein.

   (b)      Except for the representations and warranties made by Parent and Purchaser in this Agreement, none of Parent, Purchaser and any other person makes any express or implied representation or warranty with respect to Parent, Purchaser, their Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the transactions contemplated hereby, and each of Parent and Purchaser hereby disclaims any such other representations and warranties.

4.6      Absence of Litigation. As of the date of this Agreement, there is no Legal Proceeding pending and served or, to the knowledge of Parent, pending and not served or threatened against Parent or Purchaser that would materially and adversely affect Parent’s or Purchaser’s ability to consummate the Transactions contemplated hereby. Neither Parent nor Purchaser is subject to any continuing order of, consent decree, settlement agreement or similar written agreement with, or, to the knowledge of Parent, continuing investigation by, any Governmental Body, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Body that would materially and adversely affect Parent’s or Purchaser’s ability to consummate the Transactions contemplated hereby.

4.7      Funds.

  (a)      At the Offer Acceptance Time and the Closing, Parent will have, and will cause Purchaser to have, the funds necessary to consummate the Transactions, including without limitation payment in cash of the aggregate Offer Price at the Offer Acceptance Time and the aggregate Merger Consideration on the Closing Date and to pay all related fees and expenses. Parent acknowledges that its obligations under this Agreement are not contingent or conditioned in any manner on obtaining any financing.

  (b)      Parent has delivered to the Company, prior to the date of this Agreement, a true and complete copy of an executed commitment letter among Parent, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bank of America, N.A., JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and Barclays Bank PLC, including all exhibits, schedules and annexes thereto, and excerpts of those portions of each fee letter associated therewith that contain any conditions to funding (including market flex provisions) (other than fee amounts, pricing caps and other economic terms that could not adversely affect the conditionality, enforceability, availability, termination or aggregate principal amount of the debt financing contemplated by such commitment letter) regarding the terms of the debt financing to be provided thereby (collectively, the “Commitment Letter”), pursuant to which the parties thereto (other than Parent) have committed to provide, subject to the terms and conditions set forth therein, debt financing in the amounts set forth therein (the “Financing”). As of the date of this Agreement, (i) the Commitment Letter is (A) a legal, valid and binding obligation of Parent and, to the knowledge of Parent, each of the other parties thereto, (B) enforceable in accordance with its terms against Parent and, to the knowledge of Parent, each of the other parties thereto, except as such enforceability (x) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general application affecting or relating to the enforcement of creditors’ rights generally and (y) is subject to general principles of equity, whether considered in a proceeding at law or in equity, and (C) in full force and effect, (ii) the Commitment Letter has not been amended or modified, (iii) none of the respective obligations and commitments contained in the Commitment Letter has been withdrawn, terminated or rescinded in any respect, (iv) no event has occurred which (with or without notice or lapse of time, or both) would constitute a default or breach on the part of Parent or, to the knowledge of Parent, any other parties thereto under the Commitment Letter, and (v) Parent does not have any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to Parent at the Offer Acceptance Time and Closing Date, as applicable. Parent has fully paid or caused to be paid any and all commitment fees or other fees in connection with the Commitment Letter that are payable on or prior to the date hereof. The Commitment Letter contains all of the conditions precedent or other contingencies to the obligations of the parties thereunder to make the full amount of the Financing available to Parent on the terms therein. As of the date hereof, there are no side letters or other agreements, arrangements or understandings (including fee letters) to which Parent or any of its Affiliates is a party that would affect the availability of the full amount of the Financing other than as expressly set forth in the Commitment Letter.

  (c)      Without limiting Section 9.5, in no event shall the receipt or availability of any funds or financing by or to Parent, Purchaser or any of their respective Affiliates or any other financing transaction be a condition to any of the obligations of Parent or Purchaser hereunder.

4.8      Ownership of Company Common Stock. Neither Parent nor Purchaser is, nor at any time for the past three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. Neither Parent nor any of Parent’s Subsidiaries directly or indirectly owns, and at all times for the past three years, neither Parent nor any of Parent’s Subsidiaries has owned, beneficially or otherwise, any Shares or any securities, contracts or obligations convertible into or exercisable or exchangeable for Shares.

Section 5.      Certain Covenants of the Company

5.1      Access and Investigation.

  (a)      During the period from the date of this Agreement until the Effective Time, upon reasonable advance notice to the Company, the Company shall, and shall cause the respective Representatives of the Acquired Corporations to: (a) provide Parent and Parent’s Representatives with reasonable access during normal business hours of the Company to the Acquired Corporations’ Representatives, personnel, properties, assets and to all existing books, Contracts, projections, plans, records, filings, submissions, Tax Returns, work papers and other documents and information relating to the Acquired Corporations; and (b) furnish promptly to Parent and Parent’s and its Subsidiaries’ Representatives with such copies of the existing books, contracts, projections, plans, records, filings, submissions, Tax Returns, work papers and other documents and information relating to the Acquired Corporations, and with such additional financial, operating and other data and information regarding the Acquired Corporations’ business, properties, prospects and personnel, as Parent may reasonably request; provided, however, that any such access shall be conducted at Parent’s expense, at a reasonable time, under the supervision of appropriate personnel of the Company, and in such a manner as to not to interfere unreasonably with the normal operation of the business of the Company; provided, further that no investigation pursuant to this Section 5.1 shall affect or be deemed to modify any representation or warranty made by the Company in this Agreement. With respect to the information disclosed pursuant to this Section 5.1, Parent shall comply with, and shall instruct the applicable Representatives of Parent to comply with, all of its confidentiality obligations under the Confidentiality Agreement dated July 12, 2013, between the Company and Parent (the “Confidentiality Agreement”).

  (b)      Nothing herein shall require the Company to disclose any information to Parent if such disclosure would, in its reasonable discretion (i) jeopardize any attorney client or other legal privilege (provided, that the Company will nonetheless provide Parent and the applicable Representatives of Parent with appropriate information regarding the factual basis underlying any circumstances that resulted in the preparation of such privileged analyses) or (ii) contravene any applicable Legal Requirement, fiduciary duty or binding agreement entered into prior to the date of this Agreement, including any confidentiality agreement to which the Company or its Affiliates is a party (provided, that the Company shall use its commercially reasonable efforts to obtain the consent of any such agreement’s counterparty to such inspection or disclosure). The Company and Parent will each use its commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure under circumstances in which the restrictions of the preceding sentence apply.

5.2      Notification of Certain Events. Subject to Antitrust Laws and other Legal Requirements, the Company shall (a) provide Parent with advance notice of and an opportunity for one executive of Parent to participate as an observer in any meetings or conference calls the Company has with (i) the FDA or its advisory committees or the EMA or its advisory committees and (ii) subject to the prior written consent of the Collaboration Partner, any executive committee of the Company’s and its Collaboration Partner’s representatives that has been established pursuant to any agreement with such Collaboration Partner with respect to the development, marketing, distribution, manufacturing, labeling, commercialization and sales of Company Products pursuant to such agreement, and (b) consider in good faith and, to the extent reasonable to do so, incorporate, any comments or other input provided by Parent in respect of the foregoing.

5.3      Operation of the Company’s Business.

  (a)      During the Pre-Closing Period: (i) except (x) as required or otherwise contemplated under this Agreement, (y) with the written consent of Parent (not to be unreasonably withheld, conditioned or delayed), or (z) as set forth in Part 5.3 of the Company Disclosure Schedule, the Company shall ensure that each of the Acquired Corporations conducts its business and operations (A) in the ordinary course and in substantially the same manner as previously conducted and (B) using its commercially reasonable efforts to maintain compliance with all applicable Legal Requirements and the requirements of all Material Contracts; and (ii) the Company shall promptly notify Parent of (A) any notice or other communication from any Person alleging that the Consent of such Person is or may be required in connection with any of the transactions contemplated by this Agreement, and (B) any Legal Proceeding commenced, or, to its knowledge threatened, relating to or involving or otherwise affecting any of the Acquired Corporations that relates to the consummation of the transactions contemplated by this Agreement. The Company shall use commercially reasonable efforts to preserve intact the components of its current business organization, including keeping available the services of current officers and use commercially reasonable efforts to maintain its relations and good will with its suppliers, Collaboration Partners, distributors, clinical trial managers, customers and other business associates and Governmental Bodies; provided, however, that the Acquired Corporations shall be under no obligation to put in place any new retention programs or include additional personnel in existing retention programs.

  (b)      Without limiting the generality of the foregoing, during the Pre-Closing Period, except (x) as required or otherwise contemplated under this Agreement, (y) with the written consent of Parent (not to be unreasonably withheld, conditioned or delayed), or (z) as set forth in Part 5.3 of the Company Disclosure Schedule, the Company shall not, and shall not permit any of the other Acquired Corporations to:

(i)      declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of the Company’s capital stock, or repurchase, redeem or otherwise reacquire any shares of the Company’s capital stock or Convertible Senior Notes, other than dividends or distributions between or among any of the Acquired Corporations to the extent consistent with past practices, and other acquisitions of Shares in satisfaction by holders of Company Stock Awards, Company Restricted Shares or Company Options of the exercise price and/or withholding taxes or as a result of forfeiture, as applicable;

(ii)      sell, issue, grant or authorize the issuance or grant of (A) any capital stock or other security, (B) any option, call, warrant, share of phantom stock or phantom stock right, stock purchase or stock appreciation right, restricted stock unit, performance stock unit or right to acquire any capital stock or other security, or (C) any instrument convertible into or exchangeable for any capital stock or other security (except that the Company may issue (1) Shares upon the valid exercise of Company Options or pursuant to other stock-based awards, in each case outstanding as of the date of this Agreement, (2) Shares issuable upon conversion of the Convertible Senior Notes, or (3) Company Options, Company RSUs and Company PSUs under the Company Equity Plans in satisfaction of Pending Equity Grants consistent with past practice);

(iii)      split, combine or reclassify its outstanding shares of capital stock of the Company or enter into any agreement with respect to voting of any of the capital stock of any of the Acquired Corporations or any securities convertible into or exchangeable for such capital stock;

(iv)      except as contemplated by Section 6.2, to the extent required by applicable Legal Requirements or as required pursuant to an Employee Plan in effect prior to the date of this Agreement and set forth Part 3.17(d) of the Company Disclosure Schedule, (A) enter into, establish, adopt, modify, amend or terminate any

Employee Plan or any employment, consulting, collective bargaining, bonus or other incentive compensation, health or other welfare, pension, retirement, severance, deferred compensation or other compensation or benefit plan with, for or in respect of any shareholder, director, officer, other employee or consultant that would constitute an Employee Plan had it been in effect as of the date of this Agreement, (B) grant any new awards under any Employee Plan other than additional ESPP Purchase Rights accrued under the ESPP in accordance with the terms thereof and grants in satisfaction of Pending Equity Grants, (C) take any action to amend, modify or waive any of its rights under, or accelerate the vesting criteria or vesting requirements of payment of any compensation or benefit under, any Employee Plan, (D) amend or modify any outstanding award under any Employee Plan, (E) increase in any manner the compensation, bonuses, severance pay, termination pay, pension or welfare benefits, fringe benefits or any other benefits of any current or former Company Associate, (F) pay any bonus to any current or former Company Associate, except for, to the extent unpaid as of the date of this Agreement, commissions and bonuses under field performance incentive plans, which shall be determined in accordance with the terms of the applicable Employee Plan in effect as of the date of this Agreement and determined in good faith in the ordinary course of business and consistent with past practice, (G) promote any employee other than the completion of promotions contemplated as of the date of this Agreement as set forth in Schedule 5.3(b)(iv), (H) hire any employee or engage any temporary employee or independent contractor (who is a natural person) other than (x) the commencement of employment of employees who have accepted offers of employment as of the date of this Agreement as set forth in Schedule 5.3(b)(iv) and (y) the engagement of temporary employees and independent contractors (who are natural persons) consistent with past practice and pursuant to arrangements that are terminable on no more than 30 days’ notice, (I) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Employee Plan, to the extent not already provided in any such Employee Plan, (J) change any actuarial or other assumptions used to calculate funding obligations with respect to any Employee Plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or (K) issue or forgive any loans (other than routine travel advances issued in the ordinary course of business and the use of Acquired Corporation credit cards in accordance with the Acquired Corporation’s policy) to Company Associates; provided, however, that the Acquired Corporations: (a) may provide, as set forth in Schedule 5.3(b)(iv), routine, reasonable salary increases to non-executive officer employees in the ordinary course of business and consistent with past practices in connection with the Acquired Corporation’s customary employee review process, in amounts not to exceed 15% per individual and 4% in the aggregate; (b) may amend any Employee Plans to the extent required by applicable Legal Requirements and (c) may accelerate or pro-rate customary annual bonus payments for eligible Company Associates whose employment is terminated before payment of annual bonuses for the year of termination, in accordance with bonus plans existing on the date of this Agreement;

(v)      communicate with employees of the Acquired Corporations regarding the compensation, benefits or other treatment they will receive in connection with the Offer or the Merger, unless any such communications are consistent with prior directives or documentation provided to the Acquired Corporations by Parent (in which case, the Acquired Corporations shall provide Parent with prior notice of and the opportunity to review and comment upon any such communications);

(vi)      amend, modify, waive any provision of or permit the adoption of any amendment to its certificate of incorporation or bylaws or other charter or organizational documents;

(vii)      form any Subsidiary, acquire any equity interest or other interest in any other Entity or enter into any joint venture, partnership, limited liability corporation or similar arrangement;

(viii)      incur any indebtedness for borrowed money or issue any debt securities or warrants or other rights to acquire debt securities of the Company or any of its Subsidiaries or assume, guarantee or endorse, as an accommodation or otherwise, the obligations of any other Person, in the case of any of the foregoing, involving an aggregate principal amount or potential guaranteed amount in excess of $250,000 individually or $500,000 in the aggregate, or otherwise incur or modify any material indebtedness or liability;

(ix)      pre-pay any long-term debt or accelerate or delay any material payments or the collection of payment due to the Company, except in the ordinary course of business consistent with past practice;

(x)      make any capital expenditure (except that the Acquired Corporations may make any capital expenditure that: (A) is provided for in the Company’s capital expense forecast attached as Part 5.3(b)(x) of the Company Disclosure Schedule; or (B) when added to all other capital expenditures made on behalf of all of the Acquired Corporations since the date of this Agreement but not provided for in the Company’s capital expense forecast attached as Part 5.3(b)(x) of the Company Disclosure Schedule, does not exceed $500,000 individually and $2,000,000 in the aggregate during any calendar quarter);

(xi)      acquire, lease, license or sublicense any right or other asset, including Intellectual Property Rights, from any other Person or sell or otherwise dispose of, or lease, license or sublicense, any right or other asset, including Intellectual Property Rights, to any other Person (other than in the ordinary course of business and consistent with past practices), or waive or relinquish, abandon, allow to lapse or encumber (except for any Permitted Encumbrance) any right or asset, including Intellectual Property Rights, other than pursuant to transactions where the amount of consideration paid or transferred in connection with such transactions would not exceed $1,000,000 individually or $2,000,000 in the aggregate;

(xii)      lend money or make capital contributions to or make investments in, any Person except in the ordinary course of business, or incur or guarantee any indebtedness except for short-term borrowings incurred in the ordinary course of business;

(xiii)      enter into, modify, amend or terminate any Contract or waive, release or assign any rights or claims thereunder, which if so entered into, modified, amended, terminated, waived, released or assigned would be reasonably likely to (i) adversely affect the Company (or, following consummation of the Offer, the Merger, Parent or any Affiliate of Parent) in any material respect; (ii) limit or restrict the Surviving Corporation, any Affiliate of the Surviving Corporation or any of their successors and assigns from engaging or competing in any line of business or in any geographical area; or (iii) if in effect as of the date hereof, would constitute a Material Contract (for this purpose replacing the dollar amount in Section 3.9(a)(viii) with $500,000) in any material respect;

(xiv)      enter into any Contract providing for the distribution of Kyprolis outside of the U.S. that cannot be cancelled by the Company or any of its Subsidiaries without penalty or further payment without more than thirty (30) days’ notice;

(xv)      except to the extent required by applicable Legal Requirements, make or change any material Tax election, settle or compromise any material Tax liability, claim or assessment, change any annual Tax accounting period, change or consent to any change in any Tax accounting method, take any material position on any material Tax Return filed on or after the date of this Agreement, file any amended material Tax Return, enter into any closing agreement, surrender any right to claim a material Tax refund, waive or extend or consent to any extension or waiver of the statute of limitations period applicable to any material Taxes, Tax claim or assessment, or incur any material liability for Tax outside the ordinary course of business;

(xvi)      commence any Legal Proceeding, except with respect to: (A) routine matters in the ordinary course of business and consistent with past practices; (B) in such cases where the Company reasonably determines in good faith that the failure to commence suit would result in a material impairment of a valuable aspect of its business (provided that the Company consults with Parent and considers the views and comments of Parent with respect to such Legal Proceedings prior to commencement thereof); or (C) in connection with a breach of this Agreement or any other agreements contemplated hereby;

(xvii)      settle any Legal Proceeding, other than pursuant to a settlement: (A) that results solely in a monetary obligation involving payment by the Acquired Corporations of not more than the amount specifically reserved in accordance with GAAP with respect to such Legal Proceedings on the Balance Sheet; (B) that results solely in a monetary obligation involving only the payment of monies by the Acquired Corporations of not more than $500,000 individually or $2,500,000 in the aggregate; or (C) results solely in a monetary obligation that is funded by an insurance policy of the Acquired Corporations and the payment of monies by the Acquired Corporations that together with any settlement made under subsection (B) are not more than $500,000 individually or $2,500,000 in the aggregate (not funded through insurance policies);

(xviii)      change any of its methods of accounting or accounting practices in any material respect unless required by GAAP or applicable Legal Requirements;

(xix)        enter into any collective bargaining, agreement to form a work council or other union or similar agreement or commit to enter into any such agreements; or

(xx)         agree or commit to take any of the actions described in clauses (i) through (xix) of this Section 5.3(b).

Notwithstanding the foregoing, nothing contained herein shall give to Parent or Purchaser, directly or indirectly, rights to control or direct the operations of the Acquired Corporations prior to the Offer Acceptance Time. In addition, notwithstanding the foregoing, nothing in this Section 5.3 shall restrict the Acquired Corporations from, or require the consent of Parent, prior to engaging or entering into any transaction or agreement exclusively among the Acquired Corporations if such transaction or agreement is set forth in Part 5.3 of the Company Disclosure Schedule.

    (c)      The Company shall take the actions set forth in Part 5.3(c) of the Company Disclosure Schedule.

5.4      No Solicitation.

    (a)      During the Pre-Closing Period, the Company shall not, and shall cause the other Acquired Corporations and their Representatives not to, directly or indirectly: (i) solicit, initiate, or knowingly induce, facilitate or encourage the submission or announcement of any Acquisition Proposal (including by granting any waiver under Section 203 of the DGCL) or any inquiry, indication of interest, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal; (ii) furnish any information regarding any of the Acquired Corporations to any Person in connection with or in response to an Acquisition Proposal or an inquiry, indication of interest, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal; (iii) participate or engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or an inquiry, indication of interest, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal; (iv) adopt, approve, recommend, submit to stockholders or declare advisable any Acquisition Proposal; (v) enter into any letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or similar document or any Contract contemplating or otherwise relating to any Acquisition Transaction or modify, amend or waive any provision in any Contract in connection with any Acquisition Proposal; or (vi) release or permit the release during the Pre-Closing Period of any Person from, or waive or permit the waiver of any provision of, or fail to enforce or cause to be enforced, any confidentiality, “standstill”, or similar agreement to which any of the Acquired Corporations is a party; provided, however, that prior to the Offer Acceptance Time, this Section 5.4 shall not prohibit the Company from furnishing information regarding the Acquired Corporations to, or entering into discussions with, any Person (and waiving such Person’s noncompliance with the provisions of any “standstill” agreement to the extent (but only to the extent) necessary to permit such discussions) in response to a bona-fide written Acquisition

Proposal that is submitted after the date of this Agreement to the Company by such Person (and not withdrawn) if (1) neither the Company nor any Representative of any of the Acquired Corporations shall have breached any of the provisions set forth in Section 1.2(c) or this Section 5.4, (2) the Board of Directors of the Company concludes in good faith, after consultation with its outside legal counsel and its financial advisor of nationally recognized reputation, that such bona-fide written Acquisition Proposal constitutes a Superior Offer or would reasonably be expected to lead to a Superior Offer and that the failure to take such action would constitute a breach of the fiduciary duties of the Company’s Board of Directors to the Company’s stockholders under applicable Legal Requirements, (3) at least twenty-four (24) hours prior to furnishing any such information to, or entering into discussions with, such Person, Parent receives written notice from the Company of the identity of such Person and of the Company’s intention to furnish information to, or enter into discussions with, such Person, and the Company receives from such Person an executed confidentiality agreement in a customary form that is no less favorable to the Company than the Confidentiality Agreement (an “Acceptable Confidentiality Agreement”) (which the Company may negotiate with the Person during the twenty-four (24) hour notice period and enter into during such period or thereafter), and (4) the Company concurrently furnishes all such information to Parent (to the extent such information has not been previously furnished or made available by the Company to Parent or Parent’s Representatives). Without limiting the generality of the foregoing, the Company acknowledges and agrees that any breach of any of the restrictions set forth in the preceding sentence by any Representative of the Company or any Acquired Corporation, whether or not such Representative is purporting to act on behalf of the Company or any Acquired Corporation, shall be deemed to constitute a breach of this Section 5.4 by the Company. Notwithstanding anything to the contrary contained in this Agreement, the Acquired Corporations and their Representatives may, following receipt of an Acquisition Proposal from any Person, communicate with such Person to the extent necessary to direct such Person to the provisions of this Section 5.4.

    (b)      During the Pre-Closing Period, the Company shall promptly (and in no event later than twenty-four (24) hours after receipt thereof) advise Parent orally and in writing of any Acquisition Proposal, any inquiry, indication of interest, proposal, offer or request that could reasonably be expected to lead to an Acquisition Proposal or any request for nonpublic information relating to any of the Acquired Corporations, including (A) the identity of the Person making or submitting such Acquisition Proposal, inquiry, indication of interest, proposal, offer or request, (B) a copy of all written materials provided in connection with such Acquisition Proposal, inquiry, indication of interest, proposal, offer or request and (C) a written summary of all material oral communications made by any Person during the Pre-Closing Period. After receipt of the Acquisition Proposal, inquiry, indication of interest or request, the Company shall continue promptly (and in any event within twenty-four (24) hours) to keep Parent informed orally or in writing of the status, terms and pertinent details of any such Acquisition Proposal, inquiry, indication of interest, proposal, offer or request (including by providing prompt notice of all material amendments or proposed material amendments thereto) and shall promptly (and in any event within twenty-four (24) hours) provide to Parent a copy of all written materials subsequently provided in connection with such Acquisition Proposal, inquiry, indication of interest, proposal, offer or request.

    (c)        As of the date of this Agreement, the Company shall immediately cease and cause to be terminated any existing discussions with any Person that relate to any

Acquisition Proposal or any inquiry or indication of interest that could reasonably be expected to lead to an Acquisition Proposal. The Company shall promptly (but in no event later than forty-eight (48) hours following the execution of this Agreement) demand that each Person that has heretofore executed a confidentiality agreement with the Company or any of its Affiliates or Subsidiaries or any of its or their Representatives with respect to such Person’s consideration of a possible Acquisition Proposal at any time after January 1, 2013 (other than agreements that have expired by their terms) to immediately return or destroy (which destruction shall subsequently be certified in writing by such Person to the Company if such Person is required to do so pursuant to the terms of the non-disclosure or confidentiality agreement between such Person and the Company) all confidential information heretofore furnished by the Company, any of its Subsidiaries or any of its or their Affiliates or Representatives to such Person, its Subsidiaries or any of its or their Affiliates or Representatives.

5.5      Third Party Notices. The Company and Parent shall coordinate and cooperate with each other in the preparation and distribution of notices informing all material Collaboration Partners of the Offer and Merger. The Company shall also provide Parent with reasonable status updates in respect of any change of control notices required to be delivered pursuant to any Material Contract.

Section 6.      Additional Covenants of the Parties

6.1      Filings and Approvals.

  (a)      Without limiting the generality of anything contained in this Section 6.1, the Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement, and Legal Requirements to consummate and make effective the Offer and the Transactions as soon as reasonably practicable, including preparing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any Governmental Body in order to consummate the Offer and the Transactions.

  (b)      In furtherance and not in limitation of the foregoing, each of the Company, Parent and Purchaser (and their respective Affiliates, if applicable) shall: (i) promptly, but in no event later than September 20, 2013 (or such later date that the Company and Parent may mutually agree to), file (and in any event the Company shall file within five (5) days after Parent files (or, if the fifth day is a Saturday or Sunday, the next subsequent business day)) any and all notices, reports and other documents required to be filed by such party under the HSR Act with respect to the Offer and the Merger and the other transactions contemplated hereby; and shall use reasonable best efforts promptly to cause the expiration or termination of any applicable waiting periods under the HSR Act; (ii) as promptly as reasonably practicable provide such information as may reasonably be requested by any Governmental Body in connection with the Transactions as well as any information required to be submitted to comply with a request for additional information in order to commence or end a statutory waiting period, (iii) use reasonable best efforts to cause to be taken, on a timely basis, all other actions necessary or appropriate for the purpose of consummating and effectuating the Transactions, and (iv) promptly take, and cause its Affiliates to take, all reasonable actions and steps requested or required by any Governmental Body as a condition to granting any consent, permit, authorization, waiver, clearance and approvals, and to cause the prompt expiration or termination of any applicable waiting period and to resolve such objections, if any, as the FTC and the DOJ, or other Governmental Bodies of any other jurisdiction for which consents, permits, authorizations, waivers, clearances, approvals and expirations or terminations of waiting periods are required with respect to the Transactions; provided that the Acquired Corporations will only be required to take or commit to take any such action, or agree to any such condition or restriction, if such action, commitment, agreement, condition or restriction is binding on the Acquired Corporations only in the event the Closing occurs; provided, further that, subject to the requirements set forth in Section 6.1(d), the Acquired Corporations shall only be permitted to take or commit to take any such action, or agree to any such condition or restriction, with the prior written consent of Parent.

  (c)      Without limiting the generality of anything contained in this Section 6.1, each party hereto shall (i) give the other parties prompt notice of the making or commencement of any request, inquiry, investigation, action or Legal Proceeding by or before any Governmental Body with respect to the Transactions, (ii) keep the other parties reasonably informed as to the status of any such request, inquiry, investigation, action or Legal Proceeding and (iii) promptly inform the other parties of any communication to or from the FTC, DOJ or any other Governmental Body to the extent regarding the Transactions or regarding any such request, inquiry, investigation, action or Legal Proceeding, and provide a copy of all written communications. Subject to Legal Requirements relating to the sharing of information, Parent shall have the right to direct all matters with respect to the FTC and DOJ hereunder (including to direct the parties to pull and refile any notice under the HSR Act, in which event the Company shall pull and refile any such notice), consistent with its obligations hereunder. Parent and the Company shall have the right to review in advance, and to the extent practicable each will consult the other on, all the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries that appear in any filing made with, or written materials submitted to, any third party and/or any Governmental Body in connection with the Offer and the Transactions (including the Offer Documents) and shall incorporate all comments reasonably proposed by Parent or the Company, as the case may be; provided, however, that with respect to any documents or materials required to be filed under the HSR Act, or other laws of any other applicable jurisdiction that contain information that is confidential or proprietary to the providing party (including any so called 4(c) or 4(d) documents), such information shall be provided solely to those individuals acting as outside antitrust counsel for the other parties provided that such counsel shall not disclose such information to such other parties and shall enter into a joint defense agreement with the providing party; and provided further that, the individuals acting as outside antitrust counsel for Company may redact from such information any information related to Company’s transaction process, including third party bidders, third party offers, financial advice and the value of the Transaction. In addition, except as may be prohibited by any Governmental Body or by any Legal Requirement, in connection with any such request, inquiry, investigation, action or Legal Proceeding in respect of the Transactions, each party hereto will permit authorized Representatives of the other party to be present at each meeting or conference relating to such request, inquiry, investigation, action or Legal Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Body in connection with such request, inquiry, investigation, action or Legal Proceeding.

  (d)      Nothing in this Section 6.1 or elsewhere in this Agreement shall require, or be construed to require, Parent or any of its Affiliates (i) to agree, consent or commit to any divestitures or licenses or other undertakings or to proffer to, or agree or consent to, hold separate, sell, license, transfer or assign, before or after the Effective Time, (A) any Product or any interest in any Product (including any Intellectual Property Rights therein or thereto) of Parent or any of its Affiliates, or (B) any Product or any interest in any Product (including any Intellectual Property Rights therein or thereto) of the Company or any of its Affiliates with respect to which the Company or any such Affiliate has a Material Interest (any such Product, a “Covered Product”), (ii) to agree or consent to any changes or restrictions in the operations of any business relating to such Products of Parent or any of its Affiliates or Covered Products, or (iii) to take any other action under this Section 6.1 if the DOJ, the FTC or any other Governmental Body authorizes its staff to seek a preliminary injunction or restraining order to enjoin consummation of the Offer or the Merger or otherwise challenge the Offer or the Merger, provided that Parent and its Affiliates have otherwise complied with their obligations under this Section 6.1 with respect to Products of the Company or any of its Affiliates that are not Covered Products. For purposes of this Section 6.1(d), “Material Interest” means, with respect to any Product, the right (arising out of ownership, contractual rights or otherwise) to receive, as of the date of this Agreement, a royalty or other payment of twenty five percent (25%) or more of the net sales, revenues or profits resulting from sales of the Product in the United States.

6.2      Company Options, Company RSUs, Company PSUs, Company Stock Awards, ESPP Purchase Rights.

  (a)      Company Options. At the Effective Time, each outstanding Company Option, whether vested or unvested or exercisable or unexercisable under the Company Equity Plans, shall, automatically and without any required action on the part of the holder thereof, be cancelled and converted into only the right to receive (without interest), an amount in cash (less applicable Tax withholdings), equal to (i) for each Company Option that is vested and exercisable as of the Effective Time, the product of (A) the excess, if any, of (1) the Offer Price over (2) the exercise price per share of such Company Option, and (B) the number of Shares underlying such Company Option, payable in a lump sum as soon as reasonably practicable (but no later than the second payroll period) after the Effective Time and (ii) for each Company Option that is not vested as of the Effective Time, an amount in cash equal to the excess, if any, of (1) the Offer Price over (2) the exercise price per share of such Company Option, and (B) the number of Shares underlying such Company Option, payable no later than the second payroll period after the applicable vesting date of such former Company Option, provided that the unvested former Company Option shall remain subject to the same vesting schedule and other relevant terms as in effect immediately before the Effective Time and the holder of such former Company Option must remain in service to Parent, the Company or any of their affiliates through the applicable vesting date to receive payment in respect thereof; provided, further, that any former Company Option that, per its terms, remains outstanding and unvested as of December 15, 2013, shall vest on December 15, 2013 and the cash amount determined pursuant to Section 6.2(a)(ii) in respect thereof shall be paid no later than December 31, 2013 or shall vest in full earlier if the Company Option holder’s service to Parent, the

Company or their affiliates terminates without “Cause” (within the meaning of the Company’s Employee Severance Plan as in effect immediately before the date hereof) or for Good Reason, in which case payment of the amounts herein shall be made by no later than the second payroll period after the date of such termination of employment without “Cause” or for Good Reason. The foregoing conversion shall be determined and interpreted in a manner consistent with the requirements of Section 409A of the Code. Notwithstanding the foregoing, any unvested Company Option held by an individual who is a non-employee member of the Board of Directors of the Company at the Effective Time shall become vested and exercisable in full upon the Effective Time and will be treated in accordance with Section 6.2(a)(i). “Good Reason” means the resignation of a Continuing Employee following, without the Continuing Employee’s consent, (i) a reduction in the Continuing Employee’s annual base salary or base hourly wage rate or bonus opportunity as set forth in the second sentence of the first paragraph of Section 6.3, (ii) a relocation of a Continuing Employee’s primary location of employment by more than fifty (50) miles from their employment location immediately prior to the Effective Time or (iii) a materially adverse diminution of a Continuing Employee’s duties, causing such duties to be fundamentally inconsistent with those in effect immediately before the Effective Time, that remains uncured thirty (30) days after Parent’s receipt of written notice of such diminution from the Continuing Employee, but expressly excluding any change resulting from the Company becoming a subsidiary of Parent, any change in who the Continuing Employee reports to and any requirement to assist with transitioning the Continuing Employee’s work to another person.

  (b)      Company RSUs and Company PSUs. At the Effective Time, each outstanding Company Restricted Stock Unit granted under the Company Equity Plans (“Company RSU”) and each Company Performance Stock Unit granted under the Company Equity Plans (“Company PSU”), whether vested or unvested, shall, automatically and without any required action on the part of the holder thereof, be cancelled and converted into only the right to receive (without interest), an amount in cash (less applicable Tax withholdings), payable in a lump sum as soon as reasonably practicable (but no later than the second payroll period) after the date such former Company RSU or Company PSU vests, equal to the product of (A) the Offer Price, and (B) the number of Shares underlying such Company RSU or Company PSU, as applicable, immediately prior to the Effective Time; provided that any unvested Company RSU or Company PSU shall remain subject to the same vesting schedule and other relevant terms as in effect immediately before the Effective Time and the holder of such Company RSU or Company PSU must remain in service to Parent, the Company or any of their affiliates through the applicable vesting date to receive payment in respect thereof; provided, further, that any former Company RSU or Company PSU that, per its terms, remains outstanding and unvested as of December 15, 2013, shall vest on December 15, 2013 and the cash amount determined pursuant to this Section 6.2(b) in respect thereof shall be paid no later than December 31, 2013 or shall vest in full earlier if the Company RSU or Company PSU holder’s service to Parent, the Company or their affiliates terminates without “Cause” (within the meaning of the Company’s Employee Severance Plan as in effect immediately before the date hereof) or for Good Reason, in which case payment of the amounts herein shall be made by no later than the second payroll period after the date of such termination. Notwithstanding the foregoing, any unvested Company RSU held by an individual who is a non-employee member of the Board of Directors of the Company at the Effective Time shall become vested and exercisable in full upon the Effective Time and will be treated in accordance with this Section 6.2(b).

  (c)      Other Stock-Based Awards. At the Effective Time, each right of any kind, contingent or accrued, to receive Shares or benefits measured by the value of a number of Shares, and each award of any kind consisting of Shares (including any Shares subject to vesting restrictions and/or forfeiture or repurchase by the Company (“Company Restricted Shares”)), granted under any of the Company Equity Plans that is outstanding immediately prior to the Effective Time (other than the Company Options, Company RSUs, Company PSUs and the ESPP Purchase Rights) (each, a “Company Stock Award”) shall, automatically and without any required action on the part of the holder thereof, be cancelled and converted into only the right to receive (without interest), an amount in cash (less applicable Tax withholdings) equal to the product of (A) the Offer Price and (B) the number of Shares underlying such Company Stock Award, payable in a lump sum as soon as reasonably practicable (but no later than the second payroll period) after the date such Company Stock Award vests; provided that any unvested former Company Stock Award shall remain subject to the same vesting schedule and other relevant terms as in effect immediately before the Effective Time and the holder of such Company Stock Award must remain in service to Parent, the Company or any of their affiliates through the applicable vesting date to receive payment in respect thereof; provided, further, that any former Company Stock Award that, per its terms, remains outstanding and unvested as of December 15, 2013, shall vest on December 15, 2013 and the cash amount determined pursuant to this Section 6.2(c) in respect thereof shall be paid no later than December 31, 2013 or shall vest in full earlier if the Company Stock Award holder’s service to Parent, the Company or their affiliates terminates without “Cause” (within the meaning of the Company’s Employee Severance Plan as in effect immediately before the date hereof) or for Good Reason, in which case payment of the amounts herein shall be made by no later than the second payroll period after the date of such termination. Notwithstanding the foregoing, any unvested Company Restricted Shares held by an individual who is a non-employee member of the Board of Directors of the Company at the Effective Time shall become vested and exercisable in full upon the Effective Time and will be treated in accordance with this Section 6.2(c).

  (d)      ESPP Purchase Rights. An ESPP Purchase Right is not a Company Option for purposes of this Agreement. As soon as administratively practicable following the date of this Agreement, but not later than the day immediately prior to the date on which the first (1st) offering period that is regularly scheduled to commence under the ESPP after the date of this Agreement, the Company shall take all actions necessary or required under the ESPP (including, if appropriate, amending the terms of the ESPP) and Legal Requirements to (i) suspend the ESPP so that no further offering periods shall commence after the date of this Agreement; and (ii) cause the ESPP to terminate as of the Effective Time. With respect to the offering periods that are in effect on the date of this Agreement, each ESPP Purchase Right shall be exercised in accordance with the terms of the ESPP on the regularly scheduled purchase dates for such offering period; provided that if the Closing Date occurs prior to a purchase date for an offering period, then each ESPP participant’s accumulated payroll deductions under the ESPP shall be used to purchase Shares in accordance with the terms of the ESPP and the ESPP Purchase Right for such offering period shall be exercised immediately prior to the Effective Time; provided, further, that the applicable purchase price per Share as set forth in the ESPP shall not be decreased below levels set forth in the ESPP as of the date hereof. All Shares purchased under the ESPP, shall, as of the Effective Time, be cancelled and converted into only the right to receive (without interest), an amount in cash (less applicable Tax withholdings), payable as soon as reasonably practicable (but no later than the second payroll period) after the Effective Time, equal to the product of (i) the Offer Price and (ii) the number of such Shares purchased by such holder in the ESPP that is cancelled.

  (e)      At or prior to the Effective Time, the Acquired Corporations, the Board of Directors of the Company and the Compensation Committee (as defined below), as applicable, shall adopt any resolutions and take any actions that are necessary to (x) effectuate the provisions of Section 6.2(a), (b), (c) and (d). The Company shall take all actions necessary to ensure that from and after the Effective Time neither Parent nor the Surviving Corporation will be required to deliver Shares or other capital stock of the Company to any Person pursuant to or in settlement of Company Options, Company RSUs or Company PSUs after the Effective Time.

6.3      Employee Benefits. For a period commencing upon the Effective Time and continuing through December 31, 2014, Parent shall provide to each employee of the Acquired Corporations who continues to be employed by Parent or the Surviving Corporation (or any Subsidiary thereof) (the “Continuing Employees”) base salary or base hourly rate, “employee pension benefits” and “employee welfare benefits” (within the meaning of Sections 3(2) and 3(1) of ERISA, respectively, other than, for the avoidance of doubt, equity-based compensation and retention benefits) that are substantially similar in the aggregate to the base salary or base hourly rate, employee pension benefits and employee welfare benefits provided as of the date hereof by the Company to such employees. Parent shall pay to each Continuing Employee who is otherwise entitled to an annual cash bonus for the 2013 bonus year an annual cash bonus for the 2013 bonus year at the time such annual cash bonus would otherwise be paid in the ordinary course of business in accordance with the terms of the applicable Employee Plan, based on a performance level of 145% of target (which, for the avoidance of doubt, is the performance level at which the Company’s 2013 bonus payout was accrued for financial reporting purposes as of the date hereof); provided that any Continuing Employee whose employment with the Company, Parent or their affiliates is terminated without “Cause” (within the meaning of the Company’s Employee Severance Plan as in effect immediately before the date hereof) or for Good Reason shall receive an annual cash bonus, prorated based on the number of full months employed during the 2013 bonus year, no later than the second payroll period after the date of such termination. In addition, (i) notwithstanding the foregoing, Continuing Employees shall be eligible for severance benefits as set forth in Part 6.3 of the Company Disclosure Schedule and (ii) Parent shall assume and honor the terms of the Company Employee Agreements set forth on Part 6.3(ii) of the Company Disclosure Schedule. Without limiting the foregoing:

  (a)      With respect to any accrued but unused personal, sick or vacation time to which any Continuing Employee is entitled pursuant to the personal, sick or vacation policies applicable to such Continuing Employee immediately prior to the Effective Time, Parent shall, or shall cause the Surviving Corporation to and instruct its Subsidiaries to, as applicable, assume the liability for such accrued personal, sick or vacation time and allow such Continuing Employee to use such accrued personal, sick or vacation time in accordance with the practice and policies of the applicable Acquired Corporation subject to the cap on vacation accrual set forth in Parent’s vacation policy; provided that the accrued but unused personal, sick or vacation time of each such Continuing Employee in excess of 80% of such cap shall be paid as soon as practicable to such Continuing Employee at such employee’s compensation rate in effect as of the Effective Time.

  (b)      Between the date of this Agreement and the Effective Time, the Acquired Corporations shall use their reasonable best efforts to assist Parent in entering into Parent’s standard “on-boarding” documents with each of the Continuing Employees, which documents will be effective at the Effective Time and shall constitute (i) at-will agreements, (ii) proprietary information and inventions agreements, (iii) mutual agreements to arbitrate claims, and (iv) background check agreements, copies of which have previously been provided to the Company.

  (c)      If requested by Parent at least ten (10) business days prior to the Offer Acceptance Time, the Acquired Corporations shall terminate any and all Employee Plans intended to qualify under Section 401(k) of the Code, effective not later than the business day immediately preceding the Offer Acceptance Time. In the event that Parent requests that such 401(k) plan(s) be terminated, the Acquired Corporations shall provide Parent with evidence that such 401(k) plan(s) have been terminated pursuant to resolution of the Company’s Board of Directors (the form and substance of which shall be subject to review and approval by Parent) not later than two (2) business day(s) immediately preceding the Offer Acceptance Time.

  (d)      Parent agrees that all Continuing Employees shall be eligible to continue to participate in the Surviving Corporation’s health and welfare benefit plans to the extent that they were eligible to participate in such plans prior to the Closing; provided, however, that (i) nothing in this Section 6.3 or elsewhere in this Agreement shall limit the right of Parent or the Surviving Corporation to amend or terminate any such health or welfare benefit plan at any time, and (ii) if Parent or the Surviving Corporation terminates any such health or welfare benefit plan, then (upon expiration of any appropriate transition period) Parent shall use commercially reasonable efforts to cause the Continuing Employees to be eligible to participate in Parent’s health and welfare benefit plans, to substantially the same extent as similarly situated employees of Parent (taking into account job location). To the extent that service is relevant for eligibility, vesting or allowances (including paid time off) under any health or welfare benefit plan of Parent and/or the Surviving Corporation, then Parent shall use commercially reasonable efforts to cause such health or welfare benefit plan to (to the extent that it would not result in any duplication of benefits), for purposes of eligibility, vesting and allowances (including paid time off) but not for purposes of benefit accrual under any defined benefit pension plan, credit Continuing Employees for service prior to the Effective Time with the Acquired Corporations to the same extent that such service was recognized prior to the Effective Time under the corresponding health or welfare benefit plan of the Company.

  (e)      With respect to all employees, the Acquired Corporations shall be responsible for providing any notices required to be given and otherwise complying with the WARN or similar statutes or regulations of any jurisdiction relating to any plant closing or mass layoff (or similar triggering event) caused by the Acquired Corporations prior to the Effective Time. If, prior to the Effective Time, Parent determines that an event would trigger WARN obligations (or obligations arising under similar statutes or regulations) within sixty (60) days following the Effective Time, the Acquired Corporations shall, at Parent’s request, provide notices to all employees as are required to be provided under WARN (or any similar statute or regulation), in a form that is compliant with applicable regulations.

  (f)      Nothing in this Section 6.3 or elsewhere in this Agreement is intended nor shall be construed to (i) be treated as an amendment to any particular Employee Plan, (ii) prevent Parent from amending or terminating any of its benefit plans in accordance their terms, (iii) create a right in any employee to employment with Parent, the Surviving Corporation or any other Subsidiary of the Surviving Corporation and the employment of each Continuing Employee shall be “at will” employment or (iv) create any third-party beneficiary rights in any employee of the Acquired Corporations or the Surviving Corporation, any beneficiary or dependent thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any Continuing Employee by Parent or the Company or under any benefit plan which Parent, any Acquired Corporation or the Surviving Corporation may maintain.

6.4        Compensation Arrangements. Prior to the Offer Acceptance Time, the Compensation Committee of the Board of Directors of the Company (the “Compensation Committee”) will cause each Employee Plan and Company Employment Agreement pursuant to which consideration is payable to any officer, director or employee who is a holder of any security of the Company to be approved by the Compensation Committee (comprised solely of “independent directors”) in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

6.5        Indemnification of Officers and Directors.

    (a)      All rights to indemnification by the Acquired Corporations existing as of the date of this Agreement in favor of those Persons who are current or former directors, officers or employees of any Acquired Corporation (when acting in such capacity) (the “Indemnified Persons”) for their acts and omissions occurring prior to the Effective Time, as provided in the certificate of incorporation and bylaws of the Acquired Corporations (as in effect on the date of this Agreement) and as provided in the Indemnity Agreements (as in effect on the date of this Agreement), shall survive the Merger and shall be honored by the Surviving Corporation and its Subsidiaries to the fullest extent available under Delaware law for a period of six years from the Effective Time, and any claim made requesting indemnification pursuant to such indemnification rights within such six-year period shall continue to be subject to this Section 6.5(a) and the indemnification rights provided under this Section 6.5(a) until disposition of such claim.

    (b)      From the Effective Time until the sixth anniversary of the date on which the Effective Time occurs, Parent and the Surviving Corporation (together with its successors and assigns, the “Indemnifying Parties”) shall, to the fullest extent that the Acquired Corporations would have been permitted to under applicable Legal Requirements and their respective certificates of incorporation or by-laws or other organizational documents in effect on the date of this Agreement, indemnify, defend and hold harmless each Indemnified Person in his or her capacity as an officer or director of an Acquired Corporation against all losses, claims, damages, liabilities, fees, expenses, judgments or fines incurred by such Indemnified Person as an officer or director of an Acquired Corporation, to the extent arising out of or pertaining to any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including any such matter arising under any claim with respect to the transactions contemplated herein. Without limiting the foregoing, the Indemnifying Parties shall also, to the fullest extent permitted under applicable Legal Requirements, advance reasonable costs and expenses (including attorneys’ fees) incurred by the Indemnified Persons in connection with matters for which such Indemnified Persons are eligible to be indemnified pursuant to this Section 6.5(b) within fifteen (15) days after receipt by Parent of a written request for such advance, subject to the execution by such Indemnified Persons of appropriate undertakings to repay such advanced costs and expenses if it is ultimately determined that such Indemnified Person is not entitled to indemnification.

    (c)      From the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain in effect, for the benefit of the Indemnified Persons with respect to their acts and omissions occurring prior to the Effective Time, the existing policy of directors’ and officers’ liability insurance maintained by the Company as of the date of this Agreement in the form made available by the Company to Parent or Parent’s Representatives on or prior to the date of this Agreement on terms with respect to coverage, deductibles and amounts no less favorable than such existing policy; provided, however, that in satisfying its obligation under this Section 6.5(c), the Surviving Corporation shall not be obligated to pay annual premiums in excess of 300% of the amount set forth on Part 6.5(c) of the Company Disclosure Schedule (the “Current Premium”) and if such premiums for such insurance would at any time exceed 300% of the Current Premium, then the Surviving Corporation shall cause to be maintained policies of insurance that provide the maximum coverage available at an annual premium equal to 300% of the Current Premium. The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid “tail” or “runoff” policies have been obtained by the Company prior to the Offer Acceptance Time, which policies shall provide such directors and officers with coverage for an aggregate period of six (6) years with respect to claims arising from facts or events that occurred on or before the Effective Time, including, in respect of the transactions contemplated by this Agreement, but shall not otherwise provide terms with respect to coverage, deductibles and amounts more favorable in the aggregate than the existing policy referred to in the previous sentence; provided, however, that the amount paid for such prepaid policies does not exceed 300% of the Current Premium. If such prepaid policies have been obtained prior to the Offer Acceptance Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain such policies in full force and effect for their full term, and continue to honor the obligations thereunder.

    (d)      In the event the Company or the Surviving Corporation or its Subsidiaries or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or Entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, Parent shall ensure that the successors and assigns of the Company or the Surviving Corporation or its Subsidiaries, as the case may be, or at Parent’s option, Parent, shall assume the obligations set forth in this Section 6.5.

    (e)      The provisions of this Section 6.5 shall survive the acceptance of Shares for payment pursuant to the Offer and the consummation of the Merger and are

(i) intended to be for the benefit of, and will be enforceable by, each of the Indemnified Persons and their successors, assigns and heirs and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise. This Section 6.5 may not be amended, altered or repealed after the Offer Acceptance Time without the prior written consent of the affected Indemnified Person.

6.6      Securityholder Litigation. The Company shall give Parent the right to review and comment on all material filings or responses to be made by the Company in connection with any securityholder litigation against the Company and/or its directors relating to the Transactions, and the right to consult on the settlement with respect to such securityholder litigation, and the Company will in good faith take such comments into account, and, no such settlement shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed). The Company shall promptly notify Parent of any such securityholder litigation brought, or threatened, against the Company and/or members of its Board of Directors.

6.7      Third Party Consents. The Company shall use commercially reasonable efforts, and shall cause its Subsidiaries to use commercially reasonable efforts, to take all actions reasonably requested by Parent to obtain waivers and consents from any and all third parties with respect to each Contract listed in Part 3.9(c) of the Company Disclosure Schedule; provided, that, in connection with obtaining such waivers and consents, the Company shall not agree to any change to such Contracts that would be materially adverse to the interest of the Company, its Subsidiaries or, after the Merger, Parent without the prior written consent of Parent.

6.8      Treatment of Convertible Senior Notes. The Company, the Surviving Corporation and Parent shall take all necessary action to execute and deliver a supplemental indenture to the Trustee (as defined in that certain Indenture, dated as of August 12, 2009 (the “Base Indenture”), and that certain First Supplemental Indenture to the Base Indenture, dated as of August 12, 2009, under which the Convertible Senior Notes were issued (the “Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), in each case between the Company and Wells Fargo Bank, National Association, as Trustee, to the Indenture to provide, among other things, that on and after the Effective Time, each holder of Convertible Senior Notes shall have the right to convert such Convertible Senior Notes into the conversion consideration determined by reference to the consideration receivable upon consummation of the Merger in respect of each Share in accordance with, and subject to, the provisions of the Supplemental Indenture governing the conversions of the Convertible Senior Notes issued thereunder (including any applicable increase in the “Conversion Rate” or decrease in the “Conversion Price” thereunder in connection with the Merger) in each case in accordance with, and subject to, the Indenture (including without limitation the time periods specified therein). In addition, the Company and the Surviving Corporation shall take commercially reasonable efforts to take all such actions as may be required in accordance with, and subject to, the terms of the Indenture (including without limitation the time periods specified therein), including the giving of any notices that may be required in connection with any repurchases or conversions of the Convertible Senior Notes occurring as a result of the transactions contemplated by this Agreement constituting a “Fundamental Change” and/or “Make-Whole Fundamental Change” as such terms are defined in the Supplemental Indenture, and delivery of any supplemental indentures, legal opinions, officers’ certificates or other documents or instruments required in connection with the consummation of the Merger. The Company shall not make any settlement election under the Supplemental Indenture relating to the Convertible Senior Notes without the prior written consent of Parent, which consent shall not be unreasonably withheld or delayed. The Company shall provide Parent, Purchaser and their counsel reasonable opportunity to review and comment on any written notice or communication to or with holders of Convertible Senior Notes or with the Trustee under the Indenture prior to the dispatch or making thereof, and the Company shall give reasonable and good faith consideration to any comment made by Parent, Purchaser or their counsel.

6.9      Disclosure. The initial press release relating to this Agreement shall be a joint press release issued by the Company and Parent and thereafter the Acquired Corporations shall use commercially reasonable efforts to consult with Parent, and Parent shall use commercially reasonable efforts to consult with the Company before issuing any press release or otherwise making any public statement with respect to the Offer, the Merger or any of the other Transactions. Notwithstanding the foregoing, and except as otherwise provided in this Agreement, including the Company’s obligations under Sections 1.2 and 5.4: (a) each party may, without complying with the foregoing obligations, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences, make internal announcements to employees and make disclosures in Company SEC Documents, to the extent that such statements are consistent with previous press releases, public disclosures or public statements made jointly by the parties and otherwise in compliance with this Section 6.9; (b) a party may, without complying with the foregoing obligations, issue any such press release or make any such public announcement or statement as may be required by Legal Requirement; (c) the Company need not comply with the foregoing obligations in connection with any press release, public statement or filing to be issued or made with respect to any bona-fide written Acquisition Proposal (including any “stop, look and listen” release), Superior Offer or Adverse Change Recommendation; provided, however, that upon issuing any such release as provided in clause (b) or (c) above, the Company shall, as soon as reasonably practicable thereafter, give Parent notice of and a written copy of such release, announcement or statement; and (d) Parent need not comply with the foregoing obligations in connection with any press release, public statement or filing to be issued or made in connection with any matter described in clause (c) above or any actions taken or to be taken in connection therewith, provided that, Parent shall, as soon as reasonably practicable thereafter, give the Company notice of and a written copy of such release, announcement or statement. In addition, during the Pre-Closing Period, the parties shall coordinate with each other and the other’s Representatives with respect to communications with Company Associates regarding post-Closing transition, integration and related matters; provided, however, that any such communications shall be conducted at a reasonable time, jointly and under the supervision of personnel of the Company and conducted in such a manner as to not interfere unreasonably with the normal operation of the business of the Company.

6.10      Resignation of Directors. The Company shall use its best efforts to obtain and deliver to Parent on or prior to the Offer Acceptance Time the resignation of the Company’s directors as required by Section 1.3.

6.11      Takeover Laws; Advice of Changes.

    (a)      If any Takeover Law may become, or may purport to be, applicable to the transactions contemplated in this Agreement, the Company and its Board of Directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms and conditions contemplated hereby and thereby and otherwise act to eliminate the effect of any Takeover Law on any of the transactions contemplated by this Agreement.

    (b)      Each of the Company and Parent will give prompt notice to the other (and will subsequently keep the other informed on a current basis of any developments related to such notice) upon its becoming aware of the occurrence or existence of any fact, event or circumstance that (i) has, (x) with respect to the Company, had or would reasonably be expected to result in any Material Adverse Effect with respect to it and (y) with respect to Parent or Purchaser, had or would reasonably be expected to have any material adverse effect with respect to the ability of Parent or Purchaser to consummate the Transactions, (ii) would cause or constitute a material breach of any of its representations, warranties or covenants contained herein or (iii) is reasonably likely to result in any of the conditions set forth in Section 7 or in Annex I not being able to be satisfied prior to the End Date.

6.12      Section 16 Matters. The Company’s Board of Directors shall, to the extent necessary, take appropriate action, prior to or as of the Offer Acceptance Time, to approve, for purposes of Section 16(b) of the Exchange Act, the disposition of Shares in the Offer and the deemed disposition and cancellation of Shares and, as applicable, Company Options, Company RSUs, Company PSUs, other stock awards and Shares purchased pursuant to the exercise of ESPP Purchase Rights in the Merger by applicable individuals.

6.13      Stock Exchange Delisting; Deregistration. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of NASDAQ to enable the delisting by the Surviving Corporation of the Shares from NASDAQ and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten (10) days after the Closing Date.

6.14      Financing.

    (a)      (i) Subject to the terms and conditions of this Agreement, and except to the extent that Parent has completed an offering of debt securities or another financing the net cash proceeds of which replace amounts that were to be provided under the Commitment Letter, Parent shall use its reasonable best efforts to obtain the Financing on the terms and conditions (including the flex provisions) described in the Commitment Letter, and shall not permit any amendment or modification to be made to, or any waiver of any provision under, the Commitment Letter if such amendment, modification or waiver (A) with respect to the Commitment Letter, reduces (or could have the effect of reducing) the aggregate amount of the Financing (including by increasing the amount of fees to be paid or original issue discount unless the Financing is increased by a corresponding amount or the Financing is otherwise made available to fund such fees or original issue discount), or (B) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the Financing, or otherwise expands, amends or modifies any other provision of the Commitment Letter, in a manner that would reasonably be expected to (x) materially adversely affect the ability of Parent to fund its obligations at the Offer Acceptance Time and the Closing Date or (y) adversely impact the ability of Parent to enforce its rights against the other parties to the Commitment Letter or the definitive agreements with respect thereto, in each of clauses (x) and (y) in any material respect (provided that, subject to compliance with the other provisions of this Section 6.14, Parent may amend the Commitment Letter to add additional lenders, arrangers, bookrunners and agents or in a manner that would not materially adversely affect the ability of Parent to fund its obligations at the Offer Acceptance Time and the Closing Date). Parent shall promptly deliver to the Company copies of any such amendment, modification or replacement. For purposes of this Section 6.14, references to “Financing” shall include the financing contemplated by the Commitment Letter as permitted to be amended, modified or replaced by this Section 6.14(a) and references to “Commitment Letter” shall include such documents as permitted to be amended, modified or replaced by this Section 6.14(a).

    (b)      Except to the extent that Parent has completed an offering of debt securities or another financing the net cash proceeds of which replace amounts that were to be provided under the Commitment Letter, Parent shall use its reasonable best efforts (A) to maintain in effect the Commitment Letter, (B) to negotiate and enter into definitive agreements with respect to the Commitment Letter on the terms and conditions (including the flex provisions) contained in the Commitment Letter (or on other terms that do not materially impair the ability of Parent to fund its obligations at the Offer Acceptance Time and the Closing Date) (which with respect to the bridge facilities documentation shall not be required until reasonably necessary in connection with the funding of the Financing), (C) to satisfy on a timely basis all conditions to funding in the Commitment Letter and such definitive agreements thereto and to consummate the Financing at or prior to the Offer Acceptance Time and the Closing Date, as applicable, including using its reasonable best efforts to cause the lenders and the other persons committing to fund the Financing at the Offer Acceptance Time and on the Closing, as applicable (the “Financing Sources”), (D) to enforce its rights under the Commitment Letter and (E) to comply with its obligations under the Commitment Letter. Parent shall keep the Company reasonably informed of the status of its efforts to arrange the Financing and provide to the Company copies of the executed material definitive agreements for the Financing. Without limiting the generality of the foregoing, Parent and Purchaser shall give the Company prompt notice (x) of any material breach or material default by any party to any of the Commitment Letter or definitive agreements related to the Financing of which Parent or Purchaser become aware, (y) of the receipt of (A) any written notice or (B) other written communication, in each case from any Financing Source with respect to any actual or potential material breach, material default, termination or repudiation by any party to any of the Commitment Letter or definitive agreements related to the Financing of any provisions of the Commitment Letter or definitive agreements related to the Financing and (z) if at any time for any reason Parent or Purchaser believes in good faith that it will not be able to obtain all or any portion of the Financing on the terms and conditions, in the manner or from the Financing Sources contemplated by any of the Commitment Letter or definitive agreements related to the Financing. As soon as reasonably practicable, but in any event within two (2) business days of the date the Company delivers to Parent or Purchaser a written request, Parent and Purchaser shall provide any information reasonably requested by the Company relating to any circumstance referred to in clause (x), (y) or (z) of the immediately preceding sentence; provided, that Parent and Purchaser need not provide any information believed to be privileged. Upon the occurrence of any circumstance referred to in clause (x), (y)(A) or (z) of the second preceding sentence or if any portion of the Financing otherwise becomes unavailable, and such portion is reasonably required to fund consummation of the Transactions (including without limitation the aggregate Offer Price at the Offer Acceptance Time or the aggregate Merger Consideration on the Closing Date and all fees, expenses and other amounts contemplated to be paid by Parent and Purchaser pursuant to this Agreement), Parent and Purchaser shall use their reasonable best efforts to arrange and obtain in replacement thereof alternative financing from alternative sources in an amount sufficient to fund consummation of the Transactions with terms and conditions not materially less favorable to Parent and Purchaser (or their Affiliates) than the terms and conditions set forth in the Commitment Letter as promptly as reasonably practicable following the occurrence of such event. Parent shall deliver to the Company true and complete copies of all agreements, arrangements or understandings (including and side letters or (subject to customary redactions) fee letters) pursuant to which any such alternative source shall have committed to provide any portion of the Financing.

    (c)      Prior to the Effective Time, the Company shall, and shall cause its Subsidiaries to, use their respective commercially reasonable efforts to cooperate with Parent in connection with the Financing or another financing. Without limiting the generality of the foregoing, upon reasonable request by Parent, the Company shall, and shall cause its Subsidiaries to use their respective commercially reasonable efforts to (a) the extent reasonably necessary in connection with the Financing, make senior officers of the Company available to attend reasonable number of meetings (A) with prospective lenders, investors and ratings agencies, (B) in connection with a “roadshow”, (C) in connection with customary due diligence sessions and drafting sessions and sessions with ratings agencies, at such times as coordinated reasonably in advance thereof, (b) assist Parent with the preparation of customary materials for rating agency presentations, road-show presentations, offering documents, private placement memoranda, bank information memoranda and similar documents (to the extent such customary materials contain disclosure reflecting or referring to the Company and its Subsidiaries) reasonably necessary or advisable in connection with the Financing, (c) furnish in a timely fashion the Company’s most recently completed audited financial statements, the Company’s interim financial statements for the Company’s current fiscal year and all other information regarding the Company and its Subsidiaries reasonably required for the Parent to prepare pro forma financial statements and other pro forma financial data that would be (A) required to be included in a registration statement on Form S-3 for a registered public offering of debt securities, (B) customarily included in private placements of debt securities under Rule 144A (with the understanding that financial statements or footnotes pursuant to Rule 3-09, 3-10 or 3-16 under Regulation S-X are not customarily provided in private placements of debt securities under Rule 144A), and (C) customarily included in bank information memoranda for the syndication of term loan and bridge loan commitments contemplated under the Commitment Letter (collectively, the “Company Financing Information”), in each case, only to the extent that the Financing is pursuant to a registered offering, a private placement of debt securities under Rule 144A or a syndication of a term loan and bridge loan commitment, as the case may be; provided that with respect to the foregoing clauses (A) through (C), no such financial statements or other information are required to be provided with respect to any of the Company or its Subsidiaries on an unconsolidated basis; (d) assist with the preparation of definitive financing documents and provide the financial institutions that have committed to provide the Financing (the “Financing Sources”) with reasonable access to the properties, books and records of the Company and its Subsidiaries during normal working hours (to the extent practicable) and upon reasonable notice, (e) cause its independent registered public accounting firm to (A) consent to SEC filings and offering memoranda that include or incorporate the Company’s consolidated financial information and their reports thereon, in each case, to the extent such consent is required, (B) deliver to Parent and Parent’s board of directors and any underwriter of the Financing a customary auditor “comfort letter” to the extent such Financing constitutes a registered or 144A offering of debt securities, (C) reasonable assistance in the preparation of pro forma financial statements by the Parent and (D) provide reasonable assistance and cooperation to Parent, including attending customary accounting due diligence sessions, (f) only to the extent required in connection with the Financing, to permit Parent to display the logos of the Acquired Corporation in a format approved by the Company in materials distributed in connection with the Financing, provided, that Parent and its Affiliates comply with all reasonable instructions of the Company with respect to such display and ceases any and all such use by the Effective Time or the date of termination of this Agreement, (g) reasonably cooperate with the Parent and the Financing Source or any of their respective agents and counsel with respect to their due diligence, including by giving access to documentation reasonably and customarily requested by persons in connection with capital markets transactions, (h) ensure that the marketing and syndication of the Financing benefits from the Company’s commercial banking relationships and (i) provide reasonable assistance in the preparation of and executing and delivering (or using commercially reasonable efforts to obtain from its advisors), and causing its Subsidiaries to execute and deliver (or use commercially reasonable efforts to obtain from their advisors), customary certificates, legal opinions and other documents and instruments relating to the Financing as may be reasonably requested by Parent as necessary and customary in connection with the Financing; provided, that the actions contemplated in the first sentence of this Section 6.14(c) and the foregoing clauses (a) through (i) do not (A) unreasonably interfere with the operations of the Company or any of its Subsidiaries, (B) require the Company or any of its Subsidiaries to pay any out-of-pocket fees or expenses prior to Closing Date that are not promptly reimbursed by Parent, or (C) require the Company or any of its Subsidiaries to incur any other liability or obligation in connection with the Financing or otherwise.

    (d)       Parent and its Affiliates shall indemnify and hold harmless the Company and its Subsidiaries and their respective officers, directors, employees, agents, Affiliates, and representatives (collectively, the “Financing Indemnitees”) for and against any and all losses suffered or incurred by them in connection with the arrangement of the Financing and any information utilized in connection therewith (other than information provided by the Company and its Subsidiaries). The immediately preceding sentence shall survive the consummation of the Merger and any termination of this Agreement, and is intended to benefit, and may be enforced by, the Financing Indemnitees and their respective Affiliates. Section 6.14(d) may not be amended, altered or repealed after the Offer Acceptance Time without the prior written consent of the affected Financing Indemnitee.

Section 7.      Conditions Precedent to The Merger

The obligations of the parties to effect the Merger are subject to the satisfaction, at or prior to the Closing, of each of the following conditions:

7.1      No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger shall have been issued by any Governmental Body of competent jurisdiction and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the Merger that makes consummation of the Merger illegal.

7.2      Consummation of Offer. Purchaser (or Parent on Purchaser’s behalf) shall have accepted for payment and paid for all of the Shares validly tendered pursuant to the Offer and not withdrawn.

Section 8.      Termination

8.1      Termination. This Agreement may be terminated prior to the Effective Time:

  (a)      by mutual written consent of Parent and the Company;

  (b)      by either Parent or the Company by written notice to the other if the Offer shall have expired without the acceptance for payment of Shares pursuant to the Offer; provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(b) if a breach by such party of any provision of this Agreement shall have proximately caused the failure of the acceptance for payment of Shares pursuant to the Offer;

  (c)      by either Parent or the Company by written notice to the other if a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or the Merger or making consummation of the Offer or the Merger illegal;

  (d)      by Parent by written notice to the Company at any time prior to the Offer Acceptance Time, if, whether or not permitted to do so, (i) the Company, the Company’s Board of Directors or any committee thereof shall have made an Adverse Change Recommendation, (ii) the Company, the Board of Directors of the Company or any committee thereof shall have adopted, approved, recommended, submitted to stockholders, declared advisable, executed or entered into (or resolved, determined or proposed to adopt, approve, recommend, submit to stockholders, declare advisable, execute or enter into) any Alternative Acquisition Agreement (other than an Acceptable Confidentiality Agreement entered into pursuant to Section 5.4(a)), or (iii) the Company’s Board of Directors fails to publicly reaffirm the Company Board Recommendation (A) within ten (10) business days after receipt of a written request by Parent to provide such reaffirmation following the commencement by a third party of a tender offer or exchange offer related to the Shares or (B) within five (5) business days after receipt of a written request by Parent to provide such reaffirmation following public disclosure of an Acquisition Proposal other than a commenced tender offer or commenced exchange offer;

  (e)      by either Parent or the Company by written notice to the other if the Offer Acceptance Time shall not have occurred on or prior to the close of business on the date that is the End Date; provided, however, that neither party shall be permitted to terminate this Agreement pursuant to this Section 8.1(e) if a breach by it of any provision of this Agreement shall have proximately caused the failure of the Offer Acceptance Time to have so occurred;

  (f)      by the Company by written notice to Parent at any time prior to the Offer Acceptance Time, in order to accept a Superior Offer and enter into the Specified Agreement (as defined below) relating to such Superior Offer, if (i) such Superior Offer shall not have resulted from any breach of Section 5.4, (ii) the Board of Directors of the Company, after satisfying all of the requirements set forth in Section 1.2(c) and Section 5.4, shall have authorized the Company to enter into a binding written definitive acquisition agreement providing for the consummation of a transaction constituting a Superior Offer (a “Specified Agreement”); and (iii) the Company shall pay the Termination Fee concurrently, and enter into the Specified Agreement concurrently with, the termination of this Agreement pursuant to this Section 8.1(f);

  (g)      by Parent by written notice to the Company at any time prior to the Offer Acceptance Time, if a breach of any representation or warranty or failure to perform any covenant or obligation contained in this Agreement on the part of the Company shall have occurred that would cause a failure of the conditions in Annex I to exist; provided, however, that, for purposes of this Section 8.1(g), if such a breach is curable by the Company within the earlier of the End Date and twenty (20) business days of the date Parent gives the Company notice of such breach and the Company is continuing to use its reasonable best efforts to cure such breach, then Parent may not terminate this Agreement under this Section 8.1(g) on account of such breach unless such breach shall remain uncured upon the earlier of the End Date and the expiration of such twenty (20) business day period; or

  (h)      by the Company by written notice to Parent at any time prior to the Offer Acceptance Time, if a breach in any material respect of any representation or warranty or failure to perform in any material respect any covenant or obligation contained in this Agreement on the part of Parent shall have occurred, in each case if such breach or failure has had or would reasonably be expected to prevent Parent or Purchaser from consummating the Transactions; provided, however, that, for purposes of this Section 8.1(h), if such a breach is curable by Parent within the earlier of the End Date and twenty (20) business days of the date the Company gives Parent notice of such breach and Parent is continuing to use its reasonable best efforts to cure such breach, then the Company may not terminate this Agreement under this Section 8.1(h) on account of such breach unless such breach shall remain uncured upon the earlier of the End Date and the expiration of such twenty (20) business day period.

8.2      Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall be of no further force or effect; provided, however, that (a) Section 6.14(d), this Section 8.2, Section 8.3 and Section 9 shall survive the termination of this Agreement and shall remain in full force and effect, (b) the Confidentiality Agreement shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms; and (c) the termination of this Agreement shall not relieve any party from any liability for any breach prior to the date of termination.

8.3      Expenses; Termination Fee.

  (a)      Except as set forth in Section 8.3(b), all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not the Offer and Merger are consummated.

  (b)      If (i) (A) this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b), Section 8.1(e) or Section 8.1(g), (B) after the date of this Agreement and prior to the time of the termination of this Agreement an Acquisition Proposal shall have been publicly made, commenced or submitted or announced and not withdrawn prior to the tenth business day prior to such termination, and (C) the Company consummates or is subject to a Specified Acquisition Transaction within 365 days after such termination or the Company or any of its Representatives signs a definitive agreement within 365 days after such termination providing for a Specified Acquisition Transaction, (ii) this Agreement is terminated by Parent pursuant to Section 8.1(d), or (iii) this Agreement is terminated by the Company pursuant to Section 8.1(f), then the Company shall pay to Parent, in cash at the time specified in the next sentence a nonrefundable fee in the amount equal to $303 million (the “Termination Fee”). Any Termination Fee: (x) in the case of clause (i) of the preceding sentence of this Section 8.3(b), upon the earlier of two (2) business days after the entry into an agreement with respect to a Specified Acquisition Transaction or concurrent with the consummation of a Specified Acquisition Transaction, (y) in the case of clause (ii) of the preceding sentence of this Section 8.3(b), within two (2) business days following termination of this Agreement, and (z) in the case of clause (iii) of the preceding sentence of this Section 8.3(b), concurrently with a termination of this Agreement under Section 8.1(f).

  (c)      Any Termination Fee due under this Section 8.3 shall be paid by wire transfer of immediately available funds to an account designated in writing by Parent. For the avoidance of doubt, the Termination Fee shall be payable only once and not in duplication even though the Termination Fee may be payable under one or more provisions hereof. The Company and Parent acknowledge and agree that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement. Accordingly, if the Company fails promptly to pay any amount due pursuant to this Section 8.3, and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the Termination Fee, the Company shall pay to Parent its costs and expenses (including invoiced attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the Termination Fee from the date such payment was required until the date of payment at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.

Section 9.      Miscellaneous Provisions

  9.1      Amendment. Prior to the Effective Time, subject to Sections 1.3, 6.5(e) and 6.14(d), this Agreement may be amended with the mutual agreement of the Company and Parent at any time. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

  9.2      Waiver. No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given. Notwithstanding anything to the contrary in this Agreement, none of this Section 9.2, Section 9.5, Section 9.7 or Section 9.8 (or any related definitions as they affect such Sections) may be amended or modified in a manner that is adverse in any material respect to the Financing Sources or the Finance Related Parties without the prior written consent of the lead arrangers representing a majority of the commitments at the date hereof under the Financing.

  9.3      No Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement or in any certificate or schedule or other document delivered pursuant to this Agreement shall survive the Merger.

  9.4      Entire Agreement; Counterparts. This Agreement and the other agreements referred to herein constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or PDF shall be sufficient to bind the parties to the terms and conditions of this Agreement.

  9.5      Applicable Legal Requirements; Jurisdiction; Specific Performance; Remedies.

    (a)      This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof; provided, however, the provisions of this Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York with respect to any action including any Financing Source or any of the Finance Related Parties. In any action between any of the parties arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement (except as otherwise set forth in this Section 9.5(a)): (i) each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the state and federal courts located in the State of Delaware; (ii) if any such action is commenced in a state court, then, subject to applicable Legal Requirements, no party shall object to the removal of such action to any federal court located in Delaware; (iii) each of the parties irrevocably waives the right to trial by jury; and (iv) each of the parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such party is to receive notice in accordance with Section 9.9. Each of the parties agrees that it will not, and will not permit its Affiliates to, bring or support any proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources or any of the

Finance Related Parties in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including with respect to any dispute arising out of or relating in any way to the Financing or the performance thereof, in any forum other than the United States District Court for the Southern District of New York or any court of the State of New York sitting in the Borough of Manhattan in the City of New York and agree that the waiver of jury trial set forth in this Section 9.5 hereof shall be applicable to any such proceeding.

    (b)      The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached or the Offer were revoked, withdrawn, amended, modified or supplemented prior to the Expiration Date otherwise than in the accordance with this Agreement. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement, to prevent revocation, withdrawal, modification or supplementation of the Offer prior to the Expiration Date and to enforce specifically the terms and provisions of this Agreement, the Offer and the Merger, this being in addition to any other remedy to which they are entitled at law or in equity. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

  9.6      Assignability. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other parties, and any attempt to make any such assignment without such consent shall be null and void, except that (a) Purchaser may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to any entity that is wholly-owned directly by Parent without the consent of the Company and (b) Parent may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to any entity that is wholly-owned directly by Parent without the consent of the Company, provided that Parent shall not be relieved of any of its obligations hereunder.

  9.7      Third Party Beneficiaries. Except as set forth in Sections 6.5 and 6.14(d) and in the next sentence, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. The Financing Sources and Finance Related Parties shall be express third party beneficiaries of, and shall be entitled to rely on, Section 9.2, Section 9.5, Section 9.8 and this Section 9.7.

  9.8      No Recourse to Financing Sources. Notwithstanding anything herein to the contrary, the Company agrees, on behalf of itself and each of its former, current or future officers, directors, managers, employees, member, partners, agents and other representatives and Affiliates (the “Company Parties”) that Purchaser’s Financing Sources, each other lender participating in the financing and each of their respective former, current or future general or limited partners, stockholders, managers, members, agents, Representatives and Affiliates and each of their successors and assigns (collectively, “Finance Related Parties”) shall be subject to no liability or claims to Company Parties in connection with the Financing or in any way relating to this Agreement or any of the transactions contemplated hereby or thereby, whether at law, in equity, in contract, in tort or otherwise. Notwithstanding anything to the contrary in this

Agreement, (a) no amendment or modification to this Section 9.8 (or amendment or modification with respect to any related definitions as they affect this Section 9.8) shall be effective without the prior written consent of each Financing Source and Finance Related Party and (b) each Financing Source and Finance Related Party shall be an express third party beneficiary of, and shall have the right to enforce, this Section 9.8.

9.9      Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered and received (a) upon receipt when delivered by hand, (b) two business days after sent by registered mail or by courier or express delivery service, (c) if sent by facsimile or email transmission prior to 6:00 p.m. recipient’s local time, upon transmission when receipt is confirmed if transmitted by facsimile transmission, or (d) if sent by facsimile after 6:00 p.m. recipient’s local time and receipt is confirmed, the business day following the date of transmission; provided that in each case the notice or other communication is sent to the physical address or facsimile number set forth beneath the name of such party below (or to such other physical address or facsimile number as such party shall have specified in a written notice given to the other parties hereto):

if to Parent or Purchaser:

Amgen Inc.

One Amgen Center Drive

Thousand Oaks, California 91320

Attn: General Counsel

Facsimile No. 805-499-4531

with a copy to (which shall not constitute notice):

Sullivan & Cromwell LLP

Attn: Francis J. Aquila

Matthew G. Hurd

Sarah P. Payne

125 Broad Street

New York, New York 10004

Facsimile No. 212-558-3588

if to the Company:

Onyx Pharmaceuticals, Inc.

249 E. Grand Avenue

South San Francisco, California 94080

Attn: Suzanne Shema, Executive Vice President,

General Counsel and Corporate Secretary

Facsimile No. 650-266-0100

with a copy to (which shall not constitute notice):

Goodwin Procter LLP

Attn: Stuart Cable

James Matarese

53 State Street

Boston, Massachusetts 02109

Facsimile No. 617-523-1231

9.10      Cooperation. Each party to this Agreement agrees to reasonably cooperate with the other parties to this Agreement and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by such other party to evidence or reflect the transactions contemplated by this Agreement and to carry out the intent and purposes of this Agreement.

9.11      Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

9.12      Obligation of Parent. Parent shall ensure that each of Purchaser and the Surviving Corporation duly performs, satisfies and discharges on a timely basis each of the covenants, obligations and liabilities of Purchaser and the Surviving Corporation under this Agreement and, following the Effective Time, Parent shall be jointly and severally liable with Purchaser and the Surviving Corporation for the due and timely performance and satisfaction of each of said covenants, obligations and liabilities.

9.13      Construction.

    (a)      For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

    (b)      The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

    (c)      As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

    (d)      Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes or Schedules to this Agreement.

    (e)      The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

ONYX PHARMACEUTICALS, INC.

By:	/s/ N. Anthony Coles
Name: N. Anthony Coles
Title: Chairman and CEO

AMGEN INC.

By:	/s/ David J. Scott
Name: David J. Scott
Title: Senior VP, General Counsel and Secretary

ARENA ACQUISITION COMPANY

By:	/s/ Jonathan M. Peacock
Name: Jonathan M. Peacock
Title: President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A and Annex I):

“1996 Director Plan” is defined in Section 3.3(c) of the Agreement.

“1996 Plan” is defined in Section 3.3(c) of the Agreement.

“2005 Plan” is defined in Section 3.3(c) of the Agreement.

“Acceptable Confidentiality Agreement” is defined in Section 5.4(a) of the Agreement.

“Acquired Corporation Returns” is defined in Section 3.16(a)(i) of the Agreement.

“Acquired Corporations” shall mean the Company and each of its Subsidiaries, collectively.

“Acquisition Proposal” shall mean any offer or proposal (other than an offer or proposal made or submitted by Parent) contemplating any Acquisition Transaction.

“Acquisition Transaction” shall mean any transaction or series of transactions (other than the Transactions) involving:

(a)      any merger, consolidation, business combination (including by way of share exchange, joint venture or any similar transaction) or similar transaction involving any Acquired Corporation;

(b)      any direct or indirect sale, license, lease, transfer, exchange or other disposition, in one transaction or a series of transactions, including by merger, consolidation, business combination, share exchange, joint venture, extraordinary dividend, recapitalization, corporate reorganization or otherwise, of any business or tangible or intangible assets representing 15% or more of the consolidated assets, net revenues or net income of the Acquired Corporations, taken as a whole;

(c)      any issuance, sale, or other disposition, in one transaction or series of transactions, including by way of merger, consolidation, business combination, share exchange, joint venture or any similar transaction, of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 15% or more of the voting power of the Company (or 15% or more of the voting power of any of the other Acquired Corporations);

(d)      any transaction, including any tender offer or exchange offer, that if consummated would result in or would reasonably be expected to result in any Person or group beneficially owning 15% or more of the voting power of the Company (or in the case of the other Acquired Corporations, 15% or more of the voting power of any such Acquired Corporation) or in which any Person or group shall acquire the right to acquire beneficial ownership of 15% or more of the outstanding voting power of the Company (or in the case of the other Acquired Corporations, 15% or more of the voting power of any such Acquired Corporation); or

(e)      any combination of the foregoing.

“Adverse Change Recommendation” is defined in Section 1.2(b)(i) of the Agreement.

“Affiliate” shall mean, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Agreement” shall mean the Agreement and Plan of Merger to which this Exhibit A is attached, as it may be amended from time to time.

“Alternative Acquisition Agreement” is defined in Section 1.2(b) of the Agreement.

“Antitrust Laws” shall mean the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, all applicable foreign anti-trust laws and all other applicable Legal Requirements issued by a Governmental Body that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Balance Sheet” is defined in Section 3.6 of the Agreement.

“Base Indenture” is defined in Section 6.8 of the Agreement.

“beneficial ownership” is defined in Section 1.3(a).

“Book-Entry Shares” is defined in Section 2.7(b) of the Agreement.

“business day” shall have the meaning assigned to such term in Rule 14d-1(g)(3) under the Exchange Act.

“Certificates” is defined in Section 2.6(a) of the Agreement.

“Change of Control Payment” is defined in Section 3.9(a)(xiii) of the Agreement.

“Change of Recommendation Notice” is defined in Section 1.2(c) of the Agreement.

“Closing” is defined in Section 2.3 of the Agreement.

“Closing Date” is defined in Section 2.3 of the Agreement.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Collaboration Partners” means any of the Company’s licensees or research, development, collaboration, supply, manufacturing or similar commercialization partners with respect to the Company Products.

“Collaboration Pharmaceutical Products” shall mean all Products with respect to which the Company or any of the Acquired Corporations has the right to receive fees, milestones, royalties or other consideration, including funding for or reimbursement of development or other costs.

“Commitment Letter” is defined in Section 4.7(b) of the Agreement.

“Company” is defined in the preamble to the Agreement.

“Company Associate” means any current or former employee (including officers) and any other individual who is an independent contractor, consultant or a director, in each case, of any of the Acquired Corporations.

“Company Board Recommendation” is defined in Section 1.2(a) of the Agreement.

“Company Charter Documents” shall mean the Company’s certificate of incorporation and bylaws, each as amended.

“Company Common Stock” shall mean the common stock, $0.001 par value per share, of the Company.

“Company Contract” shall mean any Contract: (a) to which any of the Acquired Corporations is a party; or (b) by which any of the Acquired Corporations or any Owned Company IP or any other asset of any of the Acquired Corporations is bound or under which any of the Acquired Corporations has any obligation.

“Company Disclosure Schedule” shall mean the disclosure schedule that has been prepared by the Company in accordance with the requirements of the Agreement and that has been delivered by the Company to Parent immediately prior to the execution of the Agreement.

“Company Employee Agreement” shall mean each management, employment, severance, termination pay, stay-bonus, retention, transaction bonus, change in control, consulting, relocation, repatriation or expatriation agreement or other Contract between: (a) any of the Acquired Corporations; and (b) any Company Associate, other than any such Contract that is terminable “at will” (or following a notice period imposed by applicable Legal Requirements) without any contractual obligation on the part of any Acquired Corporation to make any severance, termination, change in control or similar payment or to provide any benefit (including accelerated vesting of any award under an Employee Plan).

“Company Equity Plans” shall mean the 2005 Plan, the Prior Plans and ESPP.

“Company Financial Advisor” is defined in Section 3.26 of the Agreement.

“Company Financing Information” is defined in Section 6.14(c) of the Agreement.

“Company IP” shall mean (a) Owned Company IP and (b) all material Intellectual Property Rights licensed to any of the Acquired Corporations.

“Company Managed IP” is defined in Section 3.8(a) of this Agreement.

“Company Registered IP” is defined in Section 3.8(a) of this Agreement.

“Company Options” shall mean all options to purchase shares of Company Common Stock (whether granted by the Company pursuant to the Company Equity Plans, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted).

“Company Parties” is defined in Section 9.8 of the Agreement.

“Company Preferred Stock” shall mean the preferred stock, $0,001 par value per share, of the Company.

“Company Products” shall mean, collectively, the Pharmaceutical Products and the Collaboration Pharmaceutical Products.

“Company PSU” is defined in Section 6.2(b) of the Agreement.

“Company Restricted Shares” is defined in Section 6.2(c) of the Agreement.

“Company RSU” is defined in Section 6.2(b) of the Agreement.

“Company SEC Documents” is defined in Section 3.4(a) of the Agreement.

“Company Stock Award” is defined in Section 6.2(c) of the Agreement.

“Compensation Committee” is defined in Section 6.4 of the Agreement.

“Compliant” means, with respect to the Company Financing Information that such Company Financing Information does not contain any untrue statement of material fact or omit to state a material fact necessary in order to make such Company Financing Information, in light of the circumstances under which it was made, not misleading.

“Confidentiality Agreement” is defined in Section 5.1(a) of the Agreement.

“Conflict Minerals” is defined in Section 3.28 of the Agreement.

“Consent” shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Continuing Directors” is defined in Section 1.3(b) of the Agreement.

“Continuing Employees” is defined in Section 6.3 of the Agreement.

“Contract” shall mean any written or oral agreement, contract, subcontract, lease, sublease, understanding, instrument, bond, debenture, note, mortgage, indenture, loan, credit agreement, arrangement, option, warrant, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature, including all amendments, supplements or modifications thereto.

“Convertible Senior Notes” is defined in Section 3.3(c) of the Agreement.

“Covered Product” is defined in Section 6.1(d) of the Agreement.

“Current Premium” is defined in Section 6.5(c) of the Agreement.

“Debt” shall mean the Company’s and the other Acquired Corporations (a) liabilities for borrowed money, whether secured or unsecured, and obligations evidenced by bonds, debentures, notes or similar debt instruments, (b) liabilities for the deferred purchase price of any property, (c) liabilities in respect of any lease of (or other arrangements conveying the right to use) real or personal property, or a combination thereof, which liabilities are required to be classified and accounted for under GAAP as capital leases, (d) obligations under derivative contracts (valued at the termination value thereof) and any interest rate agreements and currency agreements, (e) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired, (f) liabilities for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction securing obligations of a type described in the foregoing clauses (a) through (e) to the extent of the obligation secured, and (g) all liabilities for guarantees of another Person (other than the Company or any of its Subsidiaries) in respect of liabilities of the type set forth in the foregoing clauses (a) through (f).

“DGCL” shall mean the Delaware General Corporation Law, as amended.

“Dissenting Shares” is defined in Section 2.8 of the Agreement.

“DOJ” shall mean the U.S. Department of Justice.

“DOL” is defined in Section 3.17(d) of the Agreement.

“EDGAR” is defined in Section 3.4(f) of the Agreement.

“Effective Time” is defined in Section 2.3 of the Agreement.

“Employee Plan” shall mean any employment, salary, bonus, vacation, deferred compensation, incentive compensation, stock purchase, stock option, stock appreciation rights, restricted stock, restricted stock units, performance stock units, stock-based, severance pay, termination pay, death and disability benefits, hospitalization, medical, life or other insurance, flexible benefits, supplemental unemployment benefits, vacation or paid-time off, profit-sharing, pension or retirement plan, policy, program, agreement or arrangement (including any Company Employee Agreement) and each other employee benefit plan, program, policy, practice or arrangement, in each case whether written or unwritten, including any “employee benefit plans” within the meaning of Section 3(3) of the ERISA, that are sponsored, maintained, contributed to or required to be contributed to by any of the Acquired Corporations or with respect to which any potential liability is borne by any Acquired Corporation or any trade or business (whether or not incorporated) that is or at any relevant time was treated as a single employer with the Company within the meaning of Section 414 of the Code, in each case, for the benefit of any Company Associate.

“EMA” shall mean the European Medicines Agency.

“Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“End Date” shall mean February 24, 2014.

“Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

“Environmental Law” shall mean any federal, state, local or foreign Legal Requirement or Governmental Authorization relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, handling of, or exposure to, Hazardous Materials.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any employers, whether or not incorporated, that would be treated together with any Acquired Corporation as a single employer within the meaning of Section 414 of the Code.

“ESPP” is defined in Section 3.3(c) of the Agreement.

“ESPP Purchase Right” is defined in Section 3.3(c) of the Agreement.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Expiration Date” is defined in Section 1.1(d) of the Agreement.

“FDA” shall mean the United States Food and Drug Administration.

“FDCA” shall mean the Federal Food, Drug and Cosmetics Act, as amended, and all related rules, regulations and guidelines.

“Finance Related Parties” is defined in Section 9.8 of the Agreement.

“Financing” is defined in Section 4.7(b) of the Agreement.

“Financing Indemnitees” is defined in Section 6.14(d) of the Agreement.

“Financing Sources” is defined in Section 6.14(b) of the Agreement.

“FTC” shall mean the U.S. Federal Trade Commission.

“GAAP” is defined in Section 3.4(b) of the Agreement.

“Good Clinical Practice” shall have the meaning set forth in the FDCA.

“Good Laboratory Practice” shall have the meaning set forth in the FDCA.

“Good Manufacturing Practice” shall have the meaning set forth in the FDCA.

“Good Reason” is defined in Section 6.2(a) of the Agreement.

“Government Contract” shall mean any Contract to which an Acquired Corporation is a party and that involves the supply of goods or services directly to a Governmental Body, including a subcontract at any tier or level below a prime contract.

“Governmental Authorization” shall mean all material licenses, permits, franchises, variances, exemptions, orders and other governmental authorizations, consents, approvals and clearances, including all authorizations under the FDCA, the PHSA and the regulations of the FDA promulgated thereunder, applicable European Directives and any other Governmental Body that is concerned with the quality, identify, strength, purity, safety, efficacy or manufacturing of the Company Products tested or sold by the Acquired Corporations or Collaboration Partners (with respect to the Company Products).

“Governmental Body” shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal).

“Hazardous Materials” shall mean any waste, material, or substance that is listed, regulated or defined under any Environmental Law and includes any pollutant, chemical substance, hazardous substance, hazardous waste, special waste, solid waste, asbestos, mold, radioactive material, polychlorinated biphenyls, lead-based paint, petroleum or petroleum-derived substance or waste.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Inbound License” is defined in Section 3.8(c) of the Agreement.

“Indemnified Persons” is defined in Section 6.5(a) of the Agreement.

“Indemnifying Parties” is defined in Section 6.5(b) of the Agreement.

“Indemnity Agreements” shall mean any agreements between any Acquired Corporation and the Indemnified Persons.

“Indenture” is defined in Section 6.8 of the Agreement.

“Initial Expiration Date” is defined in Section 1.1(d) of the Agreement.

“Intellectual Property” shall mean United States, foreign and international patents, patent applications, including provisional applications, statutory invention registrations, invention disclosures, inventions and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof, trademarks, service marks, trade names, domain names, URLs, trade dress, logos and other source identifiers, copyrights, software, formulae, trade secrets, know-how, methods, processes, protocols, specifications, techniques, and other forms of technology (whether or not embodied in any tangible form and including all tangible embodiments of the foregoing, such samples, studies and summaries) and other intellectual property, whether patentable or not.

“Intellectual Property Rights” shall mean and includes all rights of the following types, which may exist or be created under the laws of any jurisdiction in the world: (a) rights associated with works of authorship, including exclusive exploitation rights, copyrights, moral rights, and mask works; (b) trademark and trade name rights and similar rights; (c) trade secret rights; (d) patents and industrial property rights; (e) other proprietary rights in Intellectual Property of every kind and nature; and (f) all registrations, renewals, extensions, combinations, divisions, or reissues of, and applications for, any of the rights referred to in clauses (a) through (f) above.

“International Employee Plan” is defined in Section 3.17(d) of the Agreement.

“Intervening Event” shall mean a material event, occurrence, fact or change occurring or arising after the date of this Agreement that was not known or reasonably foreseeable to the Board of Directors of the Company as of the date of this Agreement, which event, occurrence, fact or change becomes known to the Board of Directors of the Company prior to the Offer Acceptance Time; provided that in no event shall the receipt, existence of or terms of an Acquisition Proposal, or any inquiry, indication of interest, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, or the consequences thereof, constitute an Intervening Event.

“IRS” shall mean the Internal Revenue Service.

“Key Products” means the products of the Company known as “Kyprolis” and “oprozomib”.

“knowledge” with respect to (a) the Company shall mean the actual knowledge of the individuals named in Part A.1 of the Company Disclosure Schedule after due inquiry of the matter in question (it being understood and agreed that due inquiry shall only require an inquiry with each of the Company Associates set forth on Part A.2 of the Company Disclosure Schedule) and (b) Parent or Purchaser shall mean with respect to any matter in question the actual knowledge of Parent’s executive officers after due inquiry of the matter in question. With respect to matters involving Intellectual Property, knowledge does not require that any of such Entity’s executive officers conduct or have conducted or obtain or have obtained any freedom-to-operate opinions or similar opinions of counsel or any Intellectual Property clearance searches, and no knowledge of any third party Intellectual Property that would have been revealed by such inquiries, opinions or searches will be imputed to such executive officers or any other Company Associates.

“Leased Real Property” is defined in Section 3.7(b) of the Agreement.

“Leased Personal Property” is defined in Section 3.7(b) of the Agreement.

“Legal Proceeding” shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Legal Requirement” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, directive, ruling, judgment, order, injunction, arbitration award, agency requirement, license, permit or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of NASDAQ).

“Material Adverse Effect”. An event, occurrence, violation, inaccuracy, circumstance or other matter will be deemed to have a “Material Adverse Effect” if such event, occurrence, violation, inaccuracy, circumstance or other matter, individually or in the aggregate with other events, occurrences, violations, inaccuracies, circumstances or matters, had or would reasonably be likely to have a material adverse effect on (a) the assets, liabilities, business, financial condition or results of operations of the Acquired Corporations taken as a whole or (b) the ability of the Company to consummate the Transactions; provided, however, that none of the following shall be deemed in and of themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there is, or would reasonably likely to be, a Material Adverse Effect: (i) any change in the market price or trading volume of the Shares; (ii) any event, occurrence, circumstance, change or effect arising from the announcement or pendency of the Transactions; (iii) any event, circumstance, change or effect in the national or international economy, biopharmaceutical industry or financial markets generally, except to the extent such event, circumstance, change or effect materially and disproportionately impacts the Acquired Corporations, taken as a whole, as compared to other participants in the biopharmaceutical industry; (iv) any event, occurrence, circumstance, change or effect proximately caused by any act of terrorism, war or national or international calamity, except to the extent such event, circumstance, change or effect materially and disproportionately impacts the Acquired Corporations, taken as a whole, as compared to other participants in the biopharmaceutical industry; (v) the failure of the Acquired Corporations to meet internal or analysts’ expectations or projections; (vi) any adverse effect arising directly from any action taken by the Acquired Corporations that is expressly required by the terms of this Agreement or resulting from the failure of the Acquired Corporations to take any action that the Acquired Corporations are specifically prohibited by Section 5.3(b) from taking and that was not consented to by Parent; and (vii) any event, circumstance, change or effect arising from any change in any Legal Requirement or GAAP (or interpretations of any Legal Requirement or GAAP), except to the extent such event, circumstance, change or effect materially and disproportionately impacts the Acquired Corporations, taken as a whole, as compared to other participants in the biopharmaceutical industry; provided, however, that the exceptions in clauses (i) and (v) shall not apply to the underlying causes of any such change or failure or prevent any of such underlying causes from being taken into account in determining whether a Material Adverse Effect has occurred.

“Material Contract” is defined in Section 3.9(a) of the Agreement.

“Material Interest” is defined in Section 6.1(d) of the Agreement.

“Merger” is defined in Recital B of the Agreement.

“Merger Consideration” is defined in Section 2.6(a)(iii) of the Agreement.

“Minimum Condition” is defined in Section (l)(b) of Annex I to the Agreement.

“NASDAQ” shall mean The NASDAQ Global Select Market.

“OFAC” shall mean the Office of Foreign Assets Control, within the U.S. Department of Treasury.

“Offer” is defined in Recital A of the Agreement.

“Offer Acceptance Time” is defined in Section 1.2(c) of the Agreement.

“Offer Conditions” is defined in Section 1.1(b) of the Agreement.

“Offer Documents” is defined in Section 1.1(i) of the Agreement.

“Offer Price” is defined in Recital A of the Agreement.

“Offer to Purchase” is defined in Section 1.1(c) of the Agreement.

“Outbound License” is defined in Section 3.8(c) of the Agreement.

“Owned Company IP” shall mean all Intellectual Property Rights that are owned or purported to be owned by any of the Acquired Corporations.

“Owned Real Property” is defined in Section 3.7(a) of the Agreement.

“Parent” is defined in the preamble to the Agreement.

“Paying Agent” is defined in Section 2.7(a) of the Agreement.

“Payment Fund” is defined in Section 2.7(a) of the Agreement.

“Pending Equity Grant” shall mean a written promise of a grant of an option or other equity award to a Company Associate under a Company Equity Plan that has not been granted, or an award of a Company PSU to a Company Associate that has been delayed and which collectively are set forth on Part 3.3(c) to the Company Disclosure Schedule.

“Permitted Encumbrance” shall mean any Encumbrance that (a) arises out of Taxes not in default and payable without penalty or interest or the validity of which is being contested in good faith by appropriate proceedings, (b) represents the rights of customers, suppliers and subcontractors in the ordinary course of business under the terms of any Contracts to which the relevant party is a party or under general principles of commercial or government contract law or (c) in the case of any Contract, are restrictions against the transfer or assignment thereof that are included in the terms of such Contract.

“Person” shall mean any individual, Entity or Governmental Body.

“Pharmaceutical Products” shall mean all Products being researched, tested, developed, manufactured or distributed by the Company or any of its Subsidiaries.

“PHSA” shall mean the Public Health Service Act of 1944, as amended.

“Pre-Closing Period” shall mean the period from the date of this Agreement until the earlier of the Offer Acceptance Time and the termination of this Agreement pursuant to Section 8.1.

“Prior Plans” is defined in Section 3.3(c) of the Agreement.

“Products” shall mean all “drugs” and “devices” as those terms are defined in Section 201 of the FDCA including all biological, pharmaceutical and drug candidates, compounds or products and any antibody, monoclonal antibody or therapeutic agent directed at a specific antigen or other target or in any therapeutic area.

“Prohibited Person” shall mean (i) any Person identified on OFAC’s list of Specially Designated Nationals and Blocked Persons or targeted by an OFAC Sanctions Program; (ii) the government, including any political subdivision, agency, instrumentality, or national thereof, of any country with respect to which the United States or any jurisdiction in which any Acquired Corporation is operating, located or incorporated or organized administers or imposes economic or trade sanctions or embargoes; (iii) any Person acting, directly or indirectly, on behalf of, or an entity that is owned or controlled by, a Specially Designated National and Blocked Person or by a government or Person identified in clause (ii) above, or (iv) a Person on any other similar export control, terrorism, money laundering or drug trafficking related list administered by any Governmental Body either within or outside the U.S. with whom it is illegal to conduct business pursuant to applicable Legal Requirements.

“Purchaser” is defined in the preamble to the Agreement.

“Registered IP” shall mean all Intellectual Property Rights that are registered, issued, filed or applied for under the authority of any Governmental Body.

“Release” shall mean any presence, emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration, or release of Hazardous Materials from any source into or upon the environment, including the air, soil, improvements, surface water, groundwater, the sewer, septic system, storm drain, publicly owned treatment works, or waste treatment, storage, or disposal systems.

“Representatives” shall mean officers, directors, employees, attorneys, accountants, investment bankers, consultants, agents, advisors and representatives.

“Schedule 14D-9” is defined in Section 1.2(d) of the Agreement.

“Schedule TO” is defined in Section 1.1(i) of the Agreement.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Shares” is defined in Recital A of the Agreement.

“Specified Acquisition Transaction” shall mean any transaction or series of transactions involving:

(a)      any merger, consolidation, business combination (including by way of share exchange, joint venture or any similar transaction) or similar transaction involving any Acquired Corporation;

(b)      any direct or indirect sale, license, lease, transfer, exchange or other disposition, in one transaction or a series of transactions, including by merger, consolidation, business combination, share exchange, joint venture, extraordinary dividend, recapitalization, corporate reorganization or otherwise, of any business or assets representing 50% or more of the consolidated assets, net income or net revenues of the Acquired Corporations, taken as a whole;

(c)      any issuance, sale, or other disposition, in one transaction or series of transactions, including by way of merger, consolidation, business combination, share exchange, joint venture or any similar transaction, of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 50% or more of the voting power of the Company;

(d)      any transaction, including any tender offer or exchange offer, that if consummated would result in or would reasonably be expected to result in any Person or group beneficially owning 50% or more of the voting power of the Company or in which any Person or group shall acquire the right to acquire beneficial ownership of 50% or more of the outstanding voting power of the Company; or

(e)      any combination of the foregoing.

“Specified Agreement” is defined in Section 8.1(f) of the Agreement.

“Subsidiary” An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s Board of Directors or other governing body, or (b) at least 50% of the outstanding equity or economic interests of such Entity.

“Superior Offer” shall mean an unsolicited, bona-fide written Acquisition Proposal made by a third party after the date of this Agreement and not resulting from a breach of Section 5.4 pursuant to which such third party would acquire 80% or more of the voting power of the Company or the assets of the Acquired Corporations on a consolidated basis on terms that the Board of Directors of the Company determines, in good faith, after consultation with its outside legal counsel and its financial advisor of nationally recognized reputation, to be more favorable to the Company’s stockholders from a financial point of view than the terms of the Offer and the Merger and is reasonably capable of being completed on the terms proposed taking into account all relevant factors, including the terms and conditions of the Acquisition Proposal, including price, form of consideration, closing conditions, anticipated timing of consummation of the transaction, and for which financing, if a cash transaction, is not a condition to the consummation of the purchase transaction and is reasonably determined to be available by the Company’s Board of Directors.

“Supplemental Indenture” is defined in Section 6.8 of the Agreement.

“Surviving Corporation” is defined in Recital B of the Agreement.

“Takeover Laws” shall mean (a) any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state anti-takeover laws and regulations and (b) Section 203 of the DGCL.

“Tax” shall mean any tax (including any federal, state, local and foreign income tax, franchise tax, profits tax, capital gains tax, gross receipts tax, value added tax, surtax, estimated tax, unemployment tax, payroll tax, national health insurance tax, excise tax, Code Section 59A tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, capital stock tax, severances tax, disability tax, production tax, occupancy tax, withholding tax or payroll tax), levy, assessment, tariff, duty (including any customs duty), and any charge or amount (including any fine, penalty, interest or addition and any interest in respect of such penalties, fines and additions) related to any tax, imposed, assessed or collected by or under the authority of any Governmental Body.

“Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

“Termination Fee” is defined in Section 8.3(b) of the Agreement.

“Transactions” shall mean (a) the execution and delivery of the Agreement, and (b) all of the transactions contemplated by this Agreement, including the Offer and the Merger.

“WARN” is defined in Section 3.17(b) of the Agreement.

ANNEX I

CONDITIONS OF THE OFFER

(1)      Notwithstanding any other terms or provisions of the Offer or the Agreement and Plan of Merger to which this Annex I is attached (the “Agreement”), Purchaser shall not be obligated to accept for payment, and, subject to the rules and regulations of the SEC (including Rule 14e-l(c) promulgated under the Exchange Act), shall not be obligated to pay for, or may delay the acceptance for payment of or payment for, any validly tendered Shares pursuant to the Offer (and not theretofore accepted for payment or paid for), if immediately prior to the Expiration Date, there shall not have been validly tendered (not including as tendered Shares tendered pursuant to guaranteed delivery procedures and not actually delivered prior to the Expiration Date) and not validly withdrawn that number of Shares that when added to the Shares then owned by Purchaser would represent one Share more than one-half (1/2) of the sum of:

(a)      all Shares then outstanding, and

(b)      all Shares that the Company may be required to issue upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement or exercise of all then outstanding warrants, options, benefit plans, obligations or securities convertible or exchangeable into Shares, or other rights to acquire or be issued Shares (including all then outstanding Company Options, Company RSUs, Company PSUs, Company Stock Awards, ESPP Purchase Rights and the Convertible Senior Notes (after giving effect to any Make-Whole Fundamental Change (as defined in the Supplemental Indenture and assuming conversions are settled in full in Shares), assuming the effectiveness thereof occurred on the Expiration Date), regardless of the conversion or exercise price or other terms and conditions thereof) (such condition in this clause (1) being, the “Minimum Condition”).

(2)      Notwithstanding any other term or provision of the Offer or the Agreement, and in addition to (and not in limitation of) Purchaser’s rights to extend and amend the Offer (subject to the provisions of the Agreement), and subject to any applicable rules and regulations of the SEC, Purchaser shall not be required to accept for payment or pay for any Shares tendered pursuant to the Offer if at the Expiration Date (i) the Minimum Condition has not been satisfied, or (ii) any of the following conditions shall not be satisfied or have been waived:

(a)      the representations and warranties of the Company set forth in Sections 3.1(a)-(c), 3.3(d) 3.22, 3.23, 3.24 and 3.26 of the Agreement shall each have been accurate in all material respects as of the date of the Agreement, and shall be accurate in all material respects at and as of the Expiration Date as if made on and as of such Expiration Date (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded, (ii) any update of or modification to the Company Disclosure Schedule purported to have been made after the date of the Agreement shall be disregarded and (iii) the truth and correctness of those representations or warranties that address matters only as of a specific date shall be measured only as of such date);

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(b)      the representations and warranties of the Company set forth in Section 3.3(a) and 3.3(c) shall each have been accurate in all respects as of the date of the Agreement, and shall be accurate in all respects at and as of the Expiration Date as if made on and as of such Expiration Date, in each case except for such inaccuracies as are de minimis in nature and amount relative to each such representation and warranty taken as a whole (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) any update of or modification to the Company Disclosure Schedule purported to have been made after the date of the Agreement shall be disregarded and (ii) the truth and correctness of those representations or warranties that address matters only as of a specific date shall be measured only as of such date);

(c)      the representations and warranties of the Company set forth in the Agreement (other than those referred to in clauses (a) and (b) above) shall have been accurate in all respects as of the date of the Agreement, and shall be accurate in all respects at and as of the Expiration Date as if made on and as of such Expiration Date, except that any inaccuracies in such representations and warranties will be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, and would not reasonably be expected to have, a Material Adverse Effect on the Acquired Corporations taken as a whole (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded, (ii) any update of or modification to the Company Disclosure Schedule purported to have been made after the date of the Agreement shall be disregarded and (iii) the truth and correctness of those representations or warranties that address matters only as of a specific date shall be measured only as of such date);

(d)      the Company shall have performed or complied in all material respects with all covenants and obligations that the Company is required to comply with or to perform under the Agreement prior to the Expiration Date;

(e)      Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or Chief Financial Officer of the Company to the effect that the conditions in clauses (2)(a), (b), (c) and (d) above have been satisfied;

(f)      the waiting period applicable to the Offer under the HSR Act shall have expired or been terminated;

(g)      since the date of this Agreement, there shall not have occurred a Material Adverse Effect or any change, event, circumstance or development that is, individually or in the aggregate, reasonably likely to result in a Material Adverse Effect;

(h)      there shall not have been issued by any court of competent jurisdiction or remain in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Offer or the Merger nor shall any action have been taken, or any Legal Requirement or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any Governmental Body which directly or indirectly prohibits, or makes illegal, the acceptance for payment of or payment for Shares or the consummation of the Offer or the Merger;

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(i)      there shall not be pending any Legal Proceeding by a Governmental Body having authority over Parent, Purchaser or any Acquired Corporation (1) challenging or seeking to restrain or prohibit the consummation of the Offer or the Merger, (2) seeking to restrain or prohibit Parent’s or its Affiliates ownership or operation of the business of the Acquired Corporations, or of Parent or Affiliates, or to compel Parent or any of its Affiliates to dispose of or hold separate all or any portion of the business or assets of the Acquired Corporations or of Parent or its Affiliates or (3) seeking to impose or confirm material limitations on the ability of Parent or any of its Affiliates effectively to exercise full rights of ownership of the Shares; and

(j)      the Agreement shall not have been validly terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Parent and Purchaser and may be waived by Parent and Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Parent and Purchaser; provided that the Minimum Condition may be waived by Parent and Purchaser only with the prior written consent of the Company, which may be granted or withheld in the Company’s sole discretion. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

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